As filed with the Securities and Exchange Commission on April 16, 2010

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TANGOE, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	06-1571143
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

35 Executive Boulevard
Orange, Connecticut 06477
(203) 859-9300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Albert R. Subbloie, Jr.
President and Chief Executive Officer
35 Executive Boulevard
Orange, Connecticut 06477
(203) 859-9300
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
John A. Burgess, Esq. Philip P. Rossetti, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	Mark L. Johnson, Esq. Nicole C. Brookshire, Esq. Cooley Godward Kronish LLP 500 Boylston Street, 14th Floor Boston, Massachusetts 02116 (617) 937-2300

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)

Common Stock, par value $0.0001 per share	$75,000,000	$5,347.50

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 16, 2010

Tangoe, Inc.

                  Shares

Common Stock

This is the initial public offering of Tangoe, Inc. We are offering             shares of our common stock. Selling stockholders are offering an additional             shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on The NASDAQ Global Market under the symbol "TNGO."

Investing in our common stock involves risk. See "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Tangoe, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

We have granted the underwriters the right to purchase up to             additional shares of common stock to cover over-allotments.

Deutsche Bank Securities	Thomas Weisel Partners LLC
Lazard Capital Markets	Stifel Nicolaus
Canaccord Adams	Raymond James

The date of this prospectus is                           , 2010.

Tangoe Communications Lifecycle Management

On-demand solutions for managing global fixed and mobile enterprise communications

CONTRACTS
ACQUIRE
ORDERS
DEPLOY
INVENTORY
MANAGE
INVOICES
EXPENSE
DISPUTES
SUPPORT
REPLACE
SOURCE
SUPPORT
PERFORMANCE
COMPLIANCE
REAL-TIME
MONITOR
POLICY
SECURE
CATALOG
PROCURE
PROVISION
TRACK
MAINTAIN
DISPOSE
OPTIMIZE
PAYMENT
ALLOCATE
DISPUTE
AUDIT
BILLING
CONTRACTS
USAGE
ASSETS
EXPENSE
ENTERPRISE GOVERNANCE
BUSINESS INTELLIGENCE
COMMUNICATIONS DATA
MANAGEMENT
ENTERPRISE

Tangoe's Communications Management Platform

Tangoe, Inc. 35 Executive Boulevard, Orange, CT 06477 **T** 203.859.9300 www.tangoe.com

Copyright 2010

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 11, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, we use the terms "Tangoe," "our company," we," "us" and "our" in this prospectus to refer to Tangoe, Inc. and its subsidiaries.

 Our Business

        Tangoe is the leading global provider of on-demand communications lifecycle management, or CLM, software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can also engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

        Our total revenue increased from $21.0 million in 2007 to $37.5 million in 2008 to $55.9 million in 2009, which is a result of both organic growth and three acquisitions that we made during 2007 and 2008. We sell our on-demand software primarily on a subscription basis under contracts that typically have terms ranging from 24 to 60 months. We also provide strategic consulting services. As of December 31, 2009, we had more than 350 end customers.

Industry Background and Trends

        An enterprise's communications infrastructure can be critical to nearly every aspect of its operations. In the past, communications infrastructures were largely fixed, consisting of telephones, lines, circuits, switches and fixed networks. These infrastructures have expanded to encompass a growing number of diverse technologies and assets, including Voice over IP, virtual networking, converged voice and data communications, mobile computing, video conferencing, text messaging and mobile devices. These advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required for an enterprise to operate and manage its communications environment. We estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.

        The communications industry has also undergone significant competitive and regulatory changes that have resulted in the expansion of the number of service providers and offerings. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements. Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant avoidable expenses.

        Enterprises are increasingly seeking solutions to manage their expanding communications assets, services, expenses and usage, and the CLM market provides solutions to help meet this demand. CLM solutions also seek to enable enterprises to utilize the data gained from each step of the communications lifecycle to more efficiently manage and optimize their communications assets and services. A number of trends have increased the demand for CLM solutions:

  •
  Growing complexity of communications service plans.    Service plans and pricing have grown in complexity as carrier offerings have expanded to include wireless, data, virtual networking and Voice over IP.

  •
  Large volume and complexity of communications bills.    Carriers maintain a large number of disparate billing systems that result in thousands of invoice formats in many different currencies and languages, making it difficult for global enterprises to normalize, aggregate and analyze their overall communications expenses.

  •
  Pervasive adoption of mobile devices.    Increasing use of advanced mobile devices and operating systems to conduct business and the increasing prevalence of corporate applications on employees' personal mobile devices is imposing significant financial, support and administrative burdens on enterprises.

  •
  Increasing corporate risk and regulation.    The communication, dissemination and storage of data across thousands of mobile devices increase enterprises' need to implement policies in order to comply with applicable laws and to monitor devices remotely in order to avoid inappropriate usage and disclosures.

  •
  Globalization of business.    As enterprises become more global, they must manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages.

        A variety of homegrown and third-party software products and services have been developed to manage communications assets and services, but have proven inadequate to address the growing complexity of communications technologies, devices, service offerings and billing arrangements. Enterprises increasingly are seeking a comprehensive CLM solution that can manage both fixed and mobile communications assets and services, provide global capabilities and integrate with third-party enterprise systems.

Our Solution

        We are the leading global provider of CLM software and related services. Our on-demand software and related services enable enterprises to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services. Key benefits of our solution include:

  •
  Comprehensive capabilities.    Our solution manages the complete lifecycle of an enterprise's fixed and mobile communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal.

  •
  Reduced expenses.    Our solution is designed to provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to manage used and unused communications assets and services, and to optimize service plans and asset use.

  •
  Increased productivity.    Our solution enables continuous enterprise connectivity through the rapid provisioning of communications assets and services to new and existing end users. Our solution helps ensure that these assets and services operate at optimal levels, increasing workforce productivity. Our support of customer help desks can alleviate the internal information technology constraints of our customers and can provide more efficient support to end users.

  •
  Optimized service agreements.    Our extensive experience, knowledge of current trends and familiarity with regulatory requirements enable us to assist enterprises in optimizing their service arrangements and configuring the appropriate service capabilities, rate structures and business terms to meet their overall corporate objectives and needs.

  •
  Improved control and visibility.    Our on-demand software allows our customers to access, query and analyze their normalized billing and usage data. Improved control of the billing process helps enterprises ensure they pay their bills on time, avoiding late payments and associated service interruptions.

  •
  Stronger risk and policy management.    Our solution allows our customers to manage the financial, legal and reputational risks associated with unauthorized or unintended use of their communications assets and services. It provides our customers with enhanced device security capabilities, allowing additional control of sensitive data amidst the evolving dynamics of the modern communications environment.

  •
  Ease of adoption and use.    Our on-demand model allows for rapid implementation and adoption of our software. Our software directly interfaces with carrier systems to enable enterprises to quickly transfer billing and order information to and from their service providers without the burden of costly and time-consuming customizations.

Our Strategy

        Our strategy is to maintain and extend our position as the leading global provider of CLM solutions. In order to build upon our market and technology leadership, we intend to:

  •
  Extend solution leadership by continuing to enhance our services offerings, develop additional capabilities of our software and localize our applications for new geographies;

  •
  Broaden existing customer relationships by leveraging our historical customer satisfaction to increase the communications assets, expenses and services managed by our solution and to cross-sell additional functionality;

  •
  Acquire new customers by marketing our solution to enterprises that either do not currently have a CLM solution or have an inadequate communications asset and service management solution;

  •
  Expand international presence by hiring additional international sales and operations personnel and targeting new customers in foreign markets and global operations of existing customers;

  •
  Leverage strategic alliances to complement our direct selling efforts and extend our market reach; and

  •
  Pursue strategic acquisitions to expand the functionality of our solution, provide access to new markets or customers, and otherwise complement our existing operations.

Risks Associated with Our Business

        Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in the section entitled "Risk Factors" following this prospectus summary. Some of these risks are:

  •
  we have a history of losses, and our limited operating history makes it difficult to evaluate our current business and financial prospects;

  •
  if the market for CLM services does not grow as we expect, our business will be harmed;

  •
  our quarterly operating results may fluctuate in the future, which could cause our stock price to decline;

  •
  if we are unable to retain existing customers, our revenue and results of operations would grow more slowly than expected or decline and results of operations would be impaired; and

  •
  we face intense competition.

Corporate Information

        We were incorporated in Delaware under the name TelecomRFQ, Inc. in February 2000 and changed our name to Tangoe, Inc. in December 2001. Our principal executive offices are located at 35 Executive Boulevard, Orange, Connecticut 06477, and our telephone number is (203) 859-9300. Our website address is www.tangoe.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

        "Tangoe" and the Tangoe logo are registered trademarks of Tangoe, Inc. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares
Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We intend to use our net proceeds from this offering (i) to pay down the outstanding balances on our senior secured term loan and revolving credit facilities and (ii) for working capital and other general corporate purposes. We may also use a portion of our proceeds for the acquisition of, or investment in, businesses, services or technologies that complement our business. We will not receive any proceeds from the shares sold by the selling stockholders. See "Use of Proceeds" for more information.

Risk Factors	You should read the "Risk Factors" section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	"TNGO"

        The number of shares of our common stock to be outstanding after this offering is based on the number of shares of common stock outstanding as of December 31, 2009 and excludes:

  •
  4,848,637 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted-average exercise price of $1.09 per share, which includes the 3,135,554 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009;

  •
  16,418,963 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2009 at a weighted-average exercise price of $0.34 per share;

  •
  1,121,298 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2009; and

  •
  an additional             shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

        Except as otherwise noted, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their over-allotment option;

  •
  gives effect to a             -for-             reverse split of our common stock to be effected prior to the closing of this offering;

  •
  gives effect to the automatic conversion of all outstanding shares of our preferred stock into 66,940,579 shares of our common stock upon the closing of this offering;

  •
  gives effect to the automatic conversion of all outstanding warrants to purchase shares of our preferred stock into warrants to purchase shares of our common stock upon the closing of this offering;

  •
  assumes that the additional 8,129,215 shares of common stock that may become exercisable in the future under the warrant that we issued to IBM in October 2009 if certain billing thresholds are met are not currently issuable; and

  •
  gives effect to the adoption of our restated certificate of incorporation, which we refer to as our certificate of incorporation, and our amended and restated bylaws, which we refer to as our bylaws, to be effective as of the closing date of this offering.

Summary Consolidated Financial Data

        The following tables summarize our consolidated financial data. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

        Pro forma information in the following tables reflect (1) the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering, (2) the automatic conversion of all outstanding warrants to purchase preferred stock into warrants to purchase common stock upon the closing of this offering, and (3) the              -for-             reverse split of our common stock to be effected prior to the closing of this offering. See note 11 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to determine the number of shares used in computing historical and pro forma net loss per share.

Year Ended December 31,	2007	2008	2009
	(dollars in thousands, except per share amounts)
Statement of Operations Data:
Revenue:
Recurring technology and services	$14,174	$27,839	$46,005
Strategic consulting, software licenses and other	6,873	9,687	9,912

Total revenue	21,047	37,526	55,917

Cost of revenue:
Recurring technology and services	6,982	14,720	20,538
Strategic consulting, software licenses and other	2,821	3,043	4,360

Total cost of revenue (1)	9,803	17,763	24,898

Gross profit	11,244	19,763	31,019
Operating expense:
Sales and marketing (1)	5,954	7,824	9,793
General and administrative (1)	5,668	9,134	9,547
Research and development (1)	7,021	5,849	8,070
Depreciation and amortization	1,911	2,709	3,537

(Loss) income from operations	(9,310)	(5,753)	72
Other income (expense), net
Interest expense	(577)	(1,163)	(2,224)
Interest income	37	46	46
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	39	(66)	(184)

Loss before income tax (benefit) provision	(9,811)	(6,936)	(2,290)
Income tax (benefit) provision	(76)	23	264

Net loss	(9,735)	(6,959)	(2,554)
Preferred dividends	(2,491)	(3,162)	(3,714)
Deemed dividend on common stock	—	(225)	—
Accretion of redeemable convertible preferred stock	(60)	(62)	(64)

Loss applicable to common stockholders	$(12,286)	$(10,408)	$(6,332)

Basic and diluted loss per common share	$(1.13)	$(0.73)	$(0.42)

Basic and diluted weighted average common shares outstanding	10,875	14,251	15,185

Pro forma basic and diluted loss per common share			$(0.03)

Pro forma basic and diluted weighted average common shares outstanding			82,125

Other financial data:
Adjusted EBITDA (2)	$(7,120)	$(1,116)	$4,358

(1) Includes stock-based compensation as follows:
Cost of revenue	$—	$51	$115
Sales and marketing	—	141	216
General and administrative	279	1,695 (a)	329
Research and development	—	41	89

	$279	$1,928	$749

(a)    Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

        We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

  •
  Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

  •
  securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

  •
  we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $279,000, $1,928,000 and $749,000 for the years ended December 31, 2007, 2008 and 2009, respectively. Included in the year ended December 31, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

        Our management uses Adjusted EBITDA:

  •
  as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

  •
  for planning purposes, including the preparation of our annual operating budget;

  •
  to evaluate the effectiveness of our business strategies; and

  •
  in communications with our board of directors concerning our financial performance.

        We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect interest expense or interest income;

  •
  Adjusted EBITDA does not reflect cash requirements for income taxes; and

  •
  Adjusted EBITDA may not be calculated similarly from company to company.

        The following table represents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, for each of the periods indicated.

Reconciliation of Adjusted EBITDA to Net Loss	2007	2008	2009
	(dollars in thousands)
Net loss	$(9,735)	$(6,959)	$(2,554)
Interest expense	577	1,163	2,224
Interest income	(37)	(46)	(46)
Income tax (benefit) provision	(76)	23	264
Depreciation and amortization	1,911	2,709	3,537
Stock based compensation expense	279	1,928	749
(Decrease) increase in fair value of warrants for redeemable convertible preferred stock	(39)	66	184

Adjusted EBITDA	$(7,120)	$(1,116)	$4,358

        The pro forma financial data as of December 31, 2009 shown below assume the conversion of all of our outstanding shares of preferred stock into common stock upon the closing of this offering. The pro forma as adjusted data assume this conversion and the sale of the shares of common stock that we are offering under this prospectus at an initial public offering price of $       per share and after deducting the underwriting discounts and commissions and estimated offering expenses.

	2009
At December 31,	Actual	Pro Forma	Pro Forma As Adjusted
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$6,163	$6,163
Accounts receivable, net	11,517	11,517
Working capital (excluding deferred revenue) (1)	4,524	4,524
Intangible assets	16,843	16,843
Goodwill	17,636	17,636
Total assets	56,078	56,078
Accounts payable and accrued expenses	5,143	5,143
Deferred revenue	7,840	7,840
Notes payable, including current portion	21,331	21,331
Redeemable convertible preferred stock	57,604	—
Stockholders' (deficit) equity	(39,032)	18,572

(1)
This amount is derived by taking the working capital deficit of ($3,316) and excluding deferred revenue, which is a non-cash obligation.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

 Risks Related to Our Business and Our Industry

We have a history of losses.

        We have not been profitable in any fiscal period since we were formed. We experienced net losses of $9.7 million in 2007, $7.0 million in 2008 and $2.6 million in 2009. We cannot predict if we will be able to attain profitability in the near future or at all. We expect to continue making significant future expenditures to develop and expand our business. In addition, as a public company, we will incur additional significant legal, accounting and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve and maintain profitability, which we may never do. We may also encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. In addition, the percentage growth rates we achieved in prior periods may not be sustainable and we may not be able to increase our revenue sufficiently in absolute dollars to ever reach or maintain profitability and we may incur significant losses for the foreseeable future.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

        We have only been in existence since 2000 and much of our growth has occurred in recent periods. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. If we do not manage these risks successfully, our business will be harmed.

If the market for communications lifecycle management services does not grow as we expect, our business will be harmed.

        The market for communications lifecycle management, or CLM, services is developing, and it is not certain whether these services will achieve market acceptance and sustain high demand. Some businesses have invested substantial personnel and financial resources into developing internal solutions for CLM, so they may not perceive the benefit of our external solution. If businesses do not perceive the benefits of outsourced CLM services, the CLM market may not continue to develop or may develop more slowly than we expect, either of which would reduce our revenue and profitability.

Our quarterly operating results may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of research analysts or investors, which could cause our stock price to decline.

        Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly operating results or guidance may be due to a number of factors, including, but not limited to:

  •
  our ability to attract new customers, obtain renewals from existing customers and increase sales to existing customers;

  •
  the purchasing and budgeting cycles of our customers;

  •
  changes in our pricing policies or those of our competitors;

  •
  the amount and timing of operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

  •
  service outages or security breaches;

  •
  the timing and success of new service introductions and upgrades by us or our competitors;

  •
  the timing of costs related to the development or acquisition of technologies, services or businesses;

  •
  the financial condition of our customers; and

  •
  general economic, industry and market conditions.

Because we collect and recognize revenue over the terms of our customer agreements, the lack of customer renewals or new customer agreements may not be immediately reflected in our operating results.

        We collect and recognize revenue from our customers over the terms of their customer agreements with us. As a result, the aggregate effect of a decline in new or renewed customer agreements in any one quarter would not be fully recognized in our revenue for that quarter and would negatively affect our revenue in future quarters. Consequently, the aggregate effect of significant downturns in sales of our solution would not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers would be collected and recognized over the applicable contract term.

If we are unable to retain our existing customers, our revenue and results of operations would grow more slowly than expected or decline and results of operations would be impaired.

        We sell our software products pursuant to agreements that are generally two to five years in duration. Our customers have no obligation to renew their agreements after their terms expire, and these agreements may not be renewed on the same or on more profitable terms. As a result, our ability to both maintain and grow our revenue depends in part on customer renewals. We may not be able to accurately predict future trends in customer renewals, and our customers' renewal rates may decline or fluctuate because of several factors, including their satisfaction or dissatisfaction with our software products, the prices of our software products, the prices of products and services offered by our competitors or reductions in our customers' spending levels. If our customers do not renew their agreements for our software products, renew on less favorable terms, or do not purchase additional functionality, our revenue may grow more slowly than expected or decline.

We face intense competition, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business.

        The CLM market is highly fragmented, competitive and rapidly evolving. We compete with other technology and outsourced service providers selling telecommunications expense management and/or mobile device management solutions as well as with solutions developed internally by enterprises seeking to manage their communications expenses and assets. We compete with other technology and outsourced service providers primarily on the basis of customer references, ability to deliver, breadth of solution and pricing. We and other technology and outsourced service providers compete with internally developed CLM solutions primarily on the basis of the relative cost of implementing a third-party solution as compared to inefficiencies or lack of functionality in internally developed CLM solutions.

        The intensity of competition in the CLM market has resulted in pricing pressure as the market has developed. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies, which could include one or more large communications carriers, enter our market. Increased competition could result in additional pricing pressure, reduced sales, shorter term lengths for customer contracts, lower margins or the failure of our solution to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be harmed.

        Some of our actual and potential competitors may enjoy competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can.

Industry consolidation may result in increased competition.

        The CLM market is highly fragmented, and we believe that it is likely that some of our existing competitors will consolidate or will be acquired. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer a more comprehensive solution than they individually had offered, such as with HCL Technologies' acquisition of Control Point Solutions in 2008. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The companies resulting from such combinations may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of customers or a reduction in our revenue.

Our sales cycles can be long, unpredictable and require considerable time and expense, which may cause our operating results to fluctuate.

        Our sales cycle, which is the time between initial contact with a potential customer and the ultimate sale, is often lengthy and unpredictable. Some of our potential customers already have partial CLM solutions in place under fixed-term contracts, which limits their ability to commit to purchase our solution in a timely fashion. In addition, our potential customers typically undertake a significant evaluation process that can last six to nine months or more, and which requires us to expend substantial time, effort and money educating them about the capabilities of our offerings and the potential cost savings they can bring to an organization. Furthermore, the purchase of our solution typically also requires coordination and agreement across many departments within a potential customer's organization, which further contributes to our lengthy sales cycle. As a result, we have limited ability to forecast the timing and size of specific sales. Any delay in completing, or failure to complete, sales in a particular quarter or year could harm our business and could cause our operating results to vary significantly.

If a communications carrier prohibits customer disclosure of communications billing and usage data to us, the value of our solution to customers of that carrier would be impaired, which may limit our ability to compete for their business.

        Certain of the software functionality and services we offer depend on our ability to access a customer's communications billing and usage data. For example, our ability to offer outsourced or automated communications bill auditing, billing dispute resolution, bill payment, cost allocation and expense optimization depends on our ability to access this data. If a communications carrier were to prohibit its customers from disclosing this information to us, those enterprises would only be able to use these billing-related aspects of our solution on a self-serve basis, which would impair the value of our solution to those enterprises. This in turn could limit our ability to compete with the internally developed CLM solutions of those enterprises, require us to incur additional expenses to license access to that billing and usage data from the communications carrier, if such a license is made available to us at all, or put us at a competitive disadvantage against any third-party CLM service provider that licenses access to that data.

Our long-term success depends, in part, on our ability to expand the sales of our solution to customers located outside of the United States, and thus our business is susceptible to risks associated with international sales and operations.

        We are currently expanding our international sales and operations. This international expansion will subject us to new risks that we have not faced in the United States and the countries in which we currently conduct business. These risks include:

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  continued geographic localization of our software products, including translation into foreign languages and adaptation for local practices and regulatory requirements;

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  lack of familiarity with and unexpected changes in foreign regulatory requirements;

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  longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

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  difficulties in managing and staffing international implementations and operations;

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  challenges in integrating our software with multiple country-specific billing or communications support systems for international customers,

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  fluctuations in currency exchange rates;

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  potentially adverse tax consequences, including the complexities of foreign value added or other tax systems and restrictions on the repatriation of earnings;

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  the burdens of complying with a wide variety of foreign laws and legal standards;

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  increased financial accounting and reporting burdens and complexities;

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  potentially slower adoption rates of CLM services internationally;

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  political, social and economic instability abroad, terrorist attacks and security concerns in general; and

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  reduced or varied protection for intellectual property rights in some countries.

        Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Further expansion into international markets could require us to comply with additional billing, invoicing, communications, data privacy and similar regulations, which could make it costly or difficult to operate in these markets.

        Many international regulatory agencies have adopted regulations related to where and how communications bills may be sent and how the data on such bills must be handled and protected. For instance, certain countries, such as Germany, restrict communications bills from being sent outside of the country, either physically or electronically, and certain countries, such as Brazil, Germany, Italy and Spain, require that certain information be encrypted or redacted before bills may be transmitted electronically. These regulations vary from jurisdiction to jurisdiction and international expansion of our business could subject us to additional similar regulations. Failure to comply with these regulations could result in significant monetary penalties and compliance with these regulations could require expenditure of significant financial and administrative resources.

        In addition, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. Our failure to comply with applicable privacy laws and regulations or any security breakdown that results in the unauthorized release of personally identifiable information or other customer data could result in fines or proceedings by governmental agencies or private individuals, which could harm our results of operations.

We are currently integrating the operations of several companies that we have acquired and may in the future expand by acquiring or investing in other companies, which may divert our management's attention and consume resources that are necessary to sustain our business.

        Although we have no ongoing negotiations or current agreements or commitments for any acquisitions, we continue to integrate the operations of companies we have previously acquired into our business and our business strategy includes the potential future acquisition of, or investment in, complementary businesses, services or technologies. These acquisitions, investments or new business relationships may result in unforeseen difficulties and expenditures. We may encounter difficulties assimilating or integrating the businesses, technologies, products, services, personnel or operations of companies we have acquired or companies that we may in the future acquire. These difficulties may arise if the key personnel of the acquired company choose not to work for us, the company's technology or services do not easily integrate with ours or we have difficulty retaining the acquired company's customers due to changes in its management or for other reasons. These acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities. In addition, any future acquisition may require us to:

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  issue additional equity securities that would dilute our stockholders;

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  use cash that we may need in the future to operate our business;

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  incur debt on terms unfavorable to us or that we are unable to repay;

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  incur large charges or substantial liabilities; or

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  become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

        If any of these risks materializes, our business and operating results would be harmed.

If we fail to effectively manage and develop our strategic relationships with our channel partners, or if those third parties choose not to market and sell our solution, our operating results would suffer.

        The successful implementation of our strategic goals is dependant in part upon on strategic relationships with our channel partners to offer our solution to a larger customer base than we can reach through our current direct sales and marketing efforts. Some of our strategic relationships, such as our relationship with IBM, are relatively new and, therefore, it is uncertain whether these third parties will be able to market and sell our solution successfully or provide the volume and quality of customers that we currently expect.

        Our success depends in part on the ultimate success of our channel partners and their ability to market and sell our solution. Some of these third parties have previously entered, and may in the future enter, into strategic relationships with our competitors. Further, many of our channel partners have multiple strategic relationships and they may not regard us as significant to their businesses. Our channel partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our solution. Our channel partners also may interfere with our ability to enter into other desirable strategic relationships.

        If we are unable to manage and develop our strategic relationships, our potential customer base may grow more slowly than we anticipate and we may have to devote substantially more resources to the distribution, sales and marketing of our solution, which would increase our costs and decrease our earnings.

We have experienced rapid growth in recent periods. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately.

        We increased our number of full-time employees from 184 at December 31, 2007, to 347 at December 31, 2008 and to 439 at December 31, 2009, and our total revenue from $21.0 million in 2007 to $37.5 million in 2008 and to $55.9 million in 2009, which is a result of both organic growth and three acquisitions that we made during 2007 and 2008. Our growth has placed, and may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We intend to further expand our overall business, customer base, headcount and operations both domestically and internationally. Growing and managing a global organization and a geographically dispersed workforce will require substantial management effort and significant additional investment in our infrastructure. We will be required to continue to improve our operational, financial and management controls and our reporting procedures and we may not be able to do so effectively.

The loss of key personnel or an inability to attract and retain additional personnel may impair our ability to grow our business.

        We are highly dependent upon the continued service and performance of our senior management team and key technical and sales personnel, including our founder, president and chief executive officer, and none of these individuals is party to an employment agreement with us. The replacement of these individuals likely would involve expenditure of significant time and financial resources, and their loss might significantly delay or prevent the achievement of our business objectives.

        We plan to continue to expand our work force both domestically and internationally to increase our customer base and revenue. We face intense competition for qualified individuals from numerous technology, software and communications companies. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of personnel to support our growth. New hires may require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our software manages and interfaces with our customers' mission-critical networks and systems. Disruptions in the functioning of these networks and systems caused by our software could subject us to substantial liability and damage our reputation.

        We assist our customers in the management of their mission-critical communications networks and systems and our software directly interfaces with these networks and systems as well as with enterprise resource planning and other enterprise software and systems. Failures of software could result in significant interruptions in our customers' communications capabilities and enterprise operations. For example, unknown defects in our mobile device management software, or unknown incompatibilities of this software with our customers' mobile devices, could result in losses of functionality of these devices. If such interruptions occur, we may not be able to remedy them in a timely fashion and our customers' ability to operate their enterprises could be severely compromised. Such interruptions could cause our customers to lose revenue and could damage their reputations. In turn, these disruptions could subject us to substantial liabilities and result in irreparable damage to our reputation, delays in payments from our customers or refusals by our customers to make such payments, any of which could harm our business, financial condition or results of operations.

The emergence of one or more widely-used, standardized communications devices or billing or operational support systems could limit the value and operability of our solution and our ability to compete with the manufacturers of such devices or the carriers using such systems in providing CLM services.

        Our solution derives its value in significant part from our software's ability to interface with and support the interoperation of diverse communications devices, billing systems and operational support systems. The emergence of a single or a small number of widely-used communications devices, billing systems or operational support systems using consolidated, consistent sets of standardized interfaces for the interaction between communications service providers and their enterprise customers could significantly reduce the value of our solution to our customers and potential customers. Furthermore, any such communications device, billing system or operational support system could make use of proprietary software or technology standards that our software might not be able to support. In addition, the manufacturer of such device, or the carrier using such billing system or operational support system, might actively seek to limit the interoperability of such device, billing system or operational support system with our software products for competitive or other reasons. The resulting lack of compatibility of our software products would put us at a significant competitive disadvantage, or entirely prevent us from competing, in that segment of the potential CLM market if such manufacturer or carrier, or its authorized licensees, were to develop one or more CLM solutions competitive with our solution.

A continued proliferation and diversification of communications technologies or devices could increase the costs of providing our software products or limit our ability to provide our software products to potential customers.

        Our ability to provide our software products is dependent on the technological compatibility of our systems with the communications infrastructures and devices of our customers and their communications service providers. The development and introduction of new communications technologies and devices requires us to expend significant personnel and financial resources to develop and maintain interoperability of our software products with these technologies and devices. The communications industry has recently been characterized by rapid change and diversification in both product and service offerings. Continued proliferation of communications products and services could significantly increase our research and development costs and increase the lag time between the initial release of new technologies and products and our ability to provide support for them in our software products, which would limit the potential market of customers that we have the ability to serve.

We may not successfully develop or introduce new and enhanced software and service offerings, and as a result we may lose existing customers or fail to attract new customers and our revenue may suffer.

        Our future financial performance and revenue growth depend upon the successful development, introduction and customer acceptance of new and enhanced versions of our software and service offerings. We are continually seeking to develop and acquire enhancements to our solution as well as new offerings to supplement our existing solution and we are subject to all of the risks inherent in the development and integration of new technologies, including unanticipated performance, stability, and compatibility problems, any of which could result in material delays in introduction and acceptance, significantly increased costs, adverse publicity and loss of sales. If we are unable to deliver new solutions or upgrades or other enhancements to our existing solution on a timely and cost-effective basis, our business will be harmed.

We may not be able to respond to rapid technological changes with new software products and services, which could harm our sales and profitability.

        The CLM market is characterized by rapid technological change and frequent new product and service introductions, driven in part by frequent introductions of new technologies and devices in the communications industry, frequent changes in, and resulting inconsistencies between, the billing platforms utilized by major communications carriers and the changing demands of customers regarding the means of delivery of CLM solutions. To achieve and maintain market acceptance for our solution, we must effectively anticipate these changes and offer software products and services that respond to them in a timely manner. Customers may require features and capabilities that our current solution does not have. If we fail to develop software products and services that satisfy customer preferences in a timely and cost-effective manner, our ability to renew our agreements with existing customers and our ability to create or increase demand for our solution will be harmed.

Actual or perceived breaches of our security measures could diminish demand for our solution and subject us to substantial liability.

        In the processing of communications transactions, we receive, transmit and store a large volume of sensitive customer information, including call records, billing records, contractual terms, and financial and payment information, including credit card information, and we have entered into contractual obligations to maintain the confidentiality of certain of this information. Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations and any such lapse in security could expose us to litigation, substantial contractual liabilities, loss of customers or damage to our reputation or could otherwise harm our business. We incur significant costs to protect against security breaches and may incur significant additional costs to alleviate problems caused by any breaches.

        If customers believe that our systems and software products do not provide adequate security for the storage of confidential information or its transmission over the Internet or corporate extranets, or are otherwise inadequate for Internet or extranet use, our business will be harmed. Customers' concerns about security could deter them from using the Internet to conduct transactions that involve confidential information, including transactions of the types included in our solution, so our failure to prevent security breaches, or the occurrence of well-publicized security breaches affecting the Internet in general, could significantly harm our business and financial results.

If we are unable to protect our intellectual property rights and other proprietary information, it will reduce our ability to compete for business.

        If we are unable to protect our intellectual property rights and other proprietary information, our competitors could use our intellectual property to market software products similar to our own, which could decrease demand for our solution. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property rights and proprietary information, all of which provide only limited protection. We have nine issued patents and four patent applications pending. We cannot assure you that our issued patents, any patents that may issue from our patent applications pending or any other intellectual property rights that we currently hold or may in the future acquire will prove to be enforceable in actions against alleged infringers or otherwise provide sufficient protection of any competitive advantages that we may have.

        We endeavor to enter into agreements with our employees and contractors and agreements with parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our successful legal actions against these infringers, but these actions may not be successful, even when our rights have been infringed.

        Furthermore, effective patent, copyright, trademark, service mark and trade secret protection may not be available in every country in which we offer our software products.

Assertions by a third party that our software products or technology infringes its intellectual property, whether or not correct, could subject us to costly and time-consuming litigation or expensive licenses.

        There is frequent litigation in the communications and technology industries based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly visible as a publicly traded company, the possibility of intellectual property rights claims against us may grow. These claims, whether or not successful, could:

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  divert management's attention;

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  result in costly and time-consuming litigation;

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  require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

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  require us to redesign our software products to avoid infringement.

        As a result, any third-party intellectual property claims against us could increase our expenses and impair our business.

        In addition, although we have licensed proprietary technology, we cannot be certain that the owners' rights in such technology will not be challenged, invalidated or circumvented. Furthermore, many of our customer agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from purchasing our software products or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

We outsource certain of our research and development activities to third-party contractors, and a loss of or deterioration in these relationships could adversely affect our ability to introduce new software products or enhancements in a timely fashion.

        Certain of our research and development activities are carried out by third-party contractors, located both in the United States and abroad. The loss of or deterioration in any of these relationships for any reason could require us to establish alternative relationships or to complete these research and development activities using our internal research and development staff, either of which could result in increased costs to us and impair our ability to introduce new software products or enhancements in a timely fashion. Our use of such third-party contractors also increases the risk that our intellectual property could be misappropriated or otherwise disclosed to our competitors, either of which could harm our competitiveness and harm our future revenue.

Defects or errors in our software products could harm our reputation, impair our ability to sell our products and result in significant costs to us.

        Our software products are highly complex and may contain undetected defects or errors, including defects and errors arising from the work of our outsourced development teams, that may result in product failures or otherwise cause our software products to fail to perform in accordance with customer expectations. Because our customers use our software products for important aspects of their businesses, any defects or errors in, or other performance problems with, our software products could hurt our reputation and may damage our customers' businesses. If that occurs, we could lose future sales or our existing customers could elect to not renew their customer agreements with us. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources from software enhancements. If our software products fail to perform or contain a technical defect, a customer might assert a claim against us for damages. We may not have contractual limitations on damages claims that could be asserted against us. Whether or not we are responsible for our software's failure or defect, we could be required to spend significant time and money in litigation, arbitration or other dispute resolution, and potentially pay significant settlements or damages.

We use a limited number of data centers to deliver our software products. Disruption of service at these facilities could harm our business.

        We host our software products and serve all of our customers from four third-party data center facilities, all of which are located in the United States. We do not control the operation of these facilities. AT&T operates our data center in New York, New York, Data Foundry operates our data center in Austin, Texas, and Verizon Business operates our data centers in Beltsville, Maryland and Billerica, Massachusetts. Our agreements for the use of these data center facilities expire between August 2011 and February 2012 and the owners of these facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer to new data center facilities and we may incur significant costs in connection with doing so. Any changes in third-party service levels at our data centers or any errors, defects, disruptions or other performance problems with our software products could harm our reputation and damage our business. Interruptions in the availability of our software products might reduce our revenue, cause us to issue credits to customers, subject us to potential liability, cause customers to terminate their subscriptions or harm our renewal rates.

        While we take precautions such as data redundancy, back-up and disaster recovery plans to prevent service interruptions, our data centers are vulnerable to damage or interruption from human error, intentional bad acts, pandemics, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, communications failures and similar events. The occurrence of a natural disaster or an act of terrorism, or vandalism or other misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in the availability of our software products.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors' views of us.

        Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal controls over financial reporting constitute a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. In connection with this offering, we intend to begin the process of documenting, reviewing and improving our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which will require an annual management assessment of the effectiveness of our internal controls over financial reporting and a report from our independent registered public accounting firm addressing the effectiveness of our internal controls over financial reporting. Both we and our independent registered public accounting firm will be attesting to the effectiveness of our internal controls over financial reporting in connection with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission, or the SEC, after becoming a public company. As part of our process of documenting and testing our internal control over financial reporting, we may identify areas for further attention and improvement.

If we fail to successfully migrate to our new accounting system, we may be unable to timely or accurately prepare financial reports.

        Historically, our accounting systems have been operated on a platform which we do not believe is sufficient to permit compliance with our financial reporting requirements as a public company and the Sarbanes-Oxley Act. As a result, we are in the process of upgrading our accounting platform to a new accounting system which we believe provides us with the ability to expand our accounting capabilities as our business grows while providing the necessary accounting controls needed for compliance with the Sarbanes-Oxley Act. Any delay in the implementation of, or disruption in the transition to, our new and enhanced accounting system could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. When we convert from our prior systems, data integrity problems or other issues may be discovered that if not corrected could impact our business or financial results.

The technologies in our software products may be subject to open source licenses, which may restrict how we can use or distribute our software products or require that we release the source code of our software products subject to those licenses.

        Certain of our software products incorporate so-called "open source" software, and we may incorporate further open source software into our software products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. If we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we offer our software products that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our software products that contain the open source software and required to comply with the foregoing conditions.

We provide minimum service-level commitments to many of our customers, and our inability to meet those commitments could result in significant loss of customers, harm to our reputation and costs to us.

        Many of our customer agreements currently, and may in the future, require that we meet minimum service level commitments regarding items such as platform availability, invoice processing speed and order processing speed. If we are unable to meet the stated service level commitments under these agreements many of our customers will have the right to terminate their agreements with us and we may be contractually obligated to provide our customers with credits or pay other penalties. If our software products are unavailable for significant periods of time we may lose a substantial number of our customers as a result of these contractual rights, we may suffer harm to our reputation and we may be required to provide our customers with significant credits or pay our customers significant contractual penalties, any of which could harm our business, financial condition, results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

        As a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the exchange on which we list our shares of common stock issued in this offering. We expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are unable to currently estimate these costs with any degree of certainty. We also expect that these newly applicable rules and regulations will make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage previously available. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

        Upon the closing of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock compared to approximately         % represented by the shares sold in this offering, in each case assuming no exercise of the underwriters' over-allotment option. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For information regarding the beneficial ownership of our outstanding stock by our directors and executive officers, see the "Principal and Selling Stockholders" section of this prospectus.

Our failure to raise additional capital or generate the cash flows necessary to expand our operations and invest in our software products could reduce our ability to compete successfully.

        We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per-share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

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  develop or enhance our software products;

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  continue to expand our research and development and sales and marketing efforts;

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  acquire complementary technologies, products or businesses;

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  expand our operations, in the United States or internationally;

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  hire, train and retain employees; or

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  respond to competitive pressures or unanticipated working capital requirements.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

        Prior to this offering, there had been no public market for shares of our common stock. Although our common stock has been approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after the offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

        The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. Some of the factors that may cause the market price of our common stock to fluctuate include:

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  fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

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  changes in estimates of our financial results or recommendations by securities analysts;

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  failure of any of our software products to achieve or maintain market acceptance;

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  changes in market valuations of similar companies;

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  success of competitive products or services;

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  changes in our capital structure, such as future issuances of securities or the incurrence of debt;

  •
  announcements by us or our competitors of significant products, services, contracts, acquisitions or strategic alliances;

  •
  regulatory developments in the United States, foreign countries or both;

  •
  litigation involving our company, our general industry or both;

  •
  additions or departures of key personnel;

  •
  general perception of the future of the CLM market or our software products;

  •
  investors' general perception of us; and

  •
  changes in general economic, industry and market conditions.

        In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to class action lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

        Sales of a substantial number of shares of our common stock in the public market could occur at any time after the expiration of the lock-up agreements described in the "Underwriting" section of this prospectus. These sales, or the market perception that the holders of large numbers of our shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have             shares of common stock outstanding based on the number of shares outstanding as of December 31, 2009. This includes the             shares that we are selling in this offering, which may be resold in the public market immediately. Of the remaining             shares,              , or         % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold, subject to any applicable volume limitations under federal securities laws, in the near future as set forth below.

Number of Shares and Percentage of Total Outstanding	First Date Available for Sale into Public Market
shares, or %	On the date of this prospectus
shares, or %	90 days after the date of this prospectus
shares, or %
180 days after the date of this prospectus, subject to extension in specified instances, due to lock-up agreements between the holders of these shares and the underwriters; however, the representatives of the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time

        In addition, as of December 31, 2009, there were 16,418,963 shares subject to outstanding options and 4,848,637 shares subject to outstanding warrants that will become eligible for sale in the public market to the extent such options or warrants are exercised as permitted by any applicable vesting requirements, and to the extent permitted by the lock-up agreements and Rules 144 and 701 under the Securities Act of 1933, as amended. Moreover, after this offering, holders of an aggregate of 72,221,862 shares of outstanding common stock and an aggregate of 4,690,611 shares of common stock issuable upon exercise of outstanding warrants will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans, including             shares reserved for future issuance under our equity incentive plans, including our 2010 Stock Incentive Plan, which we adopted in 2010 and will be effective upon the closing of this offering. Once we register and issue these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, to the extent applicable.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

        The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $             in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed         % of the total consideration paid by our stockholders to purchase shares of common stock but will only own         % of our outstanding shares. Moreover, we issued options and warrants in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of December 31, 2009, 16,418,963 shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $0.34 per share and 4,848,637 shares of common stock were issuable upon exercise of outstanding warrants with a weighted average exercise price of $1.09 per share. To the extent that these outstanding options or warrants are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the "Dilution" section of this prospectus.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendations regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        We expect to use a portion of the net proceeds to us from this offering to pay down the outstanding balances on our senior secured term loan and revolving credit facilities. We intend to use the balance of the net proceeds for capital expenditures and general corporate purposes and working capital, which may in the future include acquisitions of, or investments in, complementary businesses, services or technologies. Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds from this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

After the closing of this offering, we do not expect to declare any dividends in the foreseeable future.

        After the closing of this offering, we do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our loan and security agreement with ORIX Venture Finance LLC, or ORIX, prohibits us from declaring or paying any cash dividends on our capital stock without the written consent of ORIX. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

        Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

  •
  authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

  •
  limiting the liability of, and providing indemnification to, our directors and officers;

  •
  limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

  •
  requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

  •
  controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

  •
  limiting the determination of the number of directors on our board of directors and the filling of vacancies or newly created seats on the board to our board of directors then in office; and

  •
  providing that directors may be removed by stockholders only for cause.

        These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

        As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

  •
  our estimates regarding expenses and future revenue;

  •
  our plans to develop, improve and market our products and services;

  •
  the advantages of our products and services as compared to those of others;

  •
  our ability to attract and retain customers;

  •
  our financial performance;

  •
  our ability to establish and maintain intellectual property rights;

  •
  our ability to retain and hire necessary employees and appropriately staff our operations; and

  •
  our estimates regarding capital requirements and needs for additional financing.

        We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

        All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

        This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of our common stock.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $              million, based on an assumed initial public offering price of $             per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $              million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        We intend to use our net proceeds from this offering as follows:

  •
  approximately $             to pay down the outstanding balances on our senior secured term loan and revolving credit facilities, which mature on July 1, 2012 and June 30, 2010, respectively, of which $14.3 million and $5.0 million in principal were outstanding as of December 31, 2009, respectively, both of which were accruing interest at a rate of 10.25% as of December 31, 2009; and

  •
  the balance for working capital and other general corporate purposes, which may include financing our growth, developing new solutions and funding capital expenditures, acquisitions and investments.

        In addition, the other principal purposes for this offering are to:

  •
  create a public market for our common stock;

  •
  facilitate our future access to the public capital markets;

  •
  provide liquidity for our existing stockholders;

  •
  increase our visibility in our markets;

  •
  improve the effectiveness of our equity incentive plans in attracting and retaining key employees; and

  •
  enhance our ability to acquire complementary businesses or technologies.

        Other than paying down the outstanding balances on our senior secured term loan and revolving credit facilities described above, we have not yet determined with any certainty the manner in which we will allocate these net proceeds. Our management will retain broad discretion in the allocation and use of our net proceeds from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments, and the rate of growth, if any, of our business. For example, if we were to expand our operations more rapidly than anticipated by our current plans, a greater portion of the proceeds would likely be used for working capital and other capital expenditures. Alternatively, if we were to engage in an acquisition that contained a significant cash component, some or all of the proceeds might be used for that purpose.

        Although we may use a portion of the proceeds for the acquisition of, or investment in, businesses, services or technologies that will help us expand the features and services of our solution, provide us with access to new markets or customers, or otherwise complement our business, we have no present understandings, commitments or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

        Pending specific use of the net proceeds as described above, we intend to invest the net proceeds to us from the offering in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

 DIVIDEND POLICY

        We have not declared or paid any cash dividends on our capital stock since our inception. We currently intend to retain earnings, if any, to finance the growth and development of our business, and we do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments, provisions of applicable law and other factors our board deems relevant. For example, our loan and security agreement with ORIX prohibits us from declaring or paying any cash dividends on our capital stock without the written consent of ORIX.

CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2009:

  •
  on an actual basis;

  •
  on a pro forma basis to reflect (1) the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering, (2) the automatic conversion of all outstanding warrants to purchase preferred stock into warrants to purchase common stock upon the closing of this offering and (3) the       -for-       reverse split of our common stock to be effected prior to the closing of this offering; and

  •
  on a pro forma as adjusted basis to further reflect our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and the application of our net proceeds from this offering.

        You should read this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus.

	December 31, 2009
	Actual	Pro forma	Pro forma As Adjusted
		(unaudited)
	(dollars in thousands)
Cash and cash equivalents	$6,163	$6,163

Long-term obligations, including current portion (excluding deferred rent)	23,432	23,432
Redeemable convertible preferred stock, par value $0.0001 per share: 66,441,184 shares authorized; 65,012,100 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	57,604	—
Stockholders' equity (deficit):
Series A convertible preferred stock, par value $0.0001 per share: 3,780,000 shares authorized; 1,928,479 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	366	—
Undesignated preferred stock, par value $0.0001 per share: no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, par value $0.0001 per share: 116,500,000 shares authorized and 15,219,516 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	2	8
Additional paid-in capital	5,097	63,060
Warrants for common stock	1,701	1,701
Notes receivable for purchase of common stock	(93)	(93)
Accumulated deficit	(46,104)	(46,104)

Total stockholders' (deficit) equity	(39,032)	18,572

Total capitalization	$42,004	$42,004	$

        The table above does not include:

  •
  4,848,637 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted-average exercise price of $1.09 per share, which includes the 3,135,554 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009;

  •
  16,418,963 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2009 at a weighted-average exercise price of $0.34 per share;

  •
  1,121,298 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2009; and

  •
  an additional         shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our pro forma historical net tangible book value as of December 31, 2009 was $(15.9) million, or $         per share of common stock. Our pro forma net tangible book value per share set forth below represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on December 31, 2009, after giving effect to the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering and the       -for-       reverse split of our common stock to be effected prior to the closing of this offering.

        After giving effect to our issuance and sale of         shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have been $        million, or $         per share. This amount represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share. The initial public offering price per share will significantly exceed the net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $         per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2009, before giving effect to this offering	$
Increase per share attributable to sale of shares of common stock in this offering	$

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value by $        million, the pro forma as adjusted net tangible book value per share after this offering by $         per share and the dilution in pro forma net tangible book value per share to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

        The following table summarizes, on a pro forma basis as of December 31, 2009, giving effect to the conversion of all outstanding preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range shown on the cover of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
							Average Price Per Share
	Number	%		Amount	%
Existing stockholders	82,160,095		%	$		%	$
New investors

Total		100%		$	100%

        The number of shares purchased from us by existing stockholders is based on 82,160,095 shares of our common stock outstanding as of December 31, 2009 after giving effect to the automatic conversion of all outstanding preferred stock into common stock upon the closing of this offering and the        -for-       reverse split of our common stock to be effected prior to the closing of this offering. This number excludes:

  •
  4,848,637 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2009 at a weighted-average exercise price of $1.09 per share, which includes the 3,135,554 shares of common stock that are currently exercisable under the warrant that we issued to IBM in October 2009;

  •
  16,418,963 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2009 at a weighted-average exercise price of $0.34 per share;

  •
  1,121,298 shares of common stock available for future issuance under our equity incentive plans as of December 31, 2009; and

  •
  an additional         shares of our common stock that will be made available for future issuance under our equity incentive plans upon the closing of this offering.

        If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to             , or       % of the total number of shares of common stock outstanding after this offering.

        The sale of             shares of common stock to be sold by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to              , or       % of the total shares outstanding, and will increase the number of shares held by new investors to             , or       % of the total shares outstanding. If the underwriters exercise their over-allotment option in full, the shares held by existing stockholders will further decrease to             , or         % of the total shares outstanding, and the number of shares held by new investors will further increase to             , or       % of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this prospectus. We have derived the statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which are included in this prospectus. We have derived the statement of operations data for the years ended December 31, 2005 and 2006 and balance sheet data as of December 31, 2005, 2006 and 2007 from our audited financial statements not included in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period.

Year Ended December 31,	2005	2006	2007	2008	2009
	(dollars in thousands, except per share amounts)
Statement of operations data:
Revenue:
Recurring technology and services	$1,820	$3,578	$14,174	$27,839	$46,005
Strategic consulting, software licenses and other	7,946	9,301	6,873	9,687	9,912

Total revenue	9,766	12,879	21,047	37,526	55,917

Cost of revenue:
Recurring technology and services	180	629	6,982	14,720	20,538
Strategic consulting, software licenses and other	3,551	3,845	2,821	3,043	4,360

Total cost of revenue (1)	3,731	4,474	9,803	17,763	24,898

Gross profit	6,036	8,405	11,244	19,763	31,019
Operating expense:
Sales and marketing (1)	3,134	4,416	5,954	7,824	9,793
General and administrative (1)	2,197	2,966	5,668	9,134	9,547
Research and development (1)	5,897	5,913	7,021	5,849	8,070
Depreciation and amortization	244	299	1,911	2,709	3,537

(Loss) income from operations	(5,436)	(5,189)	(9,310)	(5,753)	72
Other income (expense), net
Interest expense	(122)	(238)	(577)	(1,163)	(2,224)
Interest income	1	40	37	46	46
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	—	—	39	(66)	(184)
Other expense, net	(38)	—	—	—	—

Loss before income tax (benefit) provision	(5,595)	(5,387)	(9,811)	(6,936)	(2,290)
Income tax (benefit) provision	(528)	54	(76)	23	264

Net loss	(5,067)	(5,441)	(9,735)	(6,959)	(2,554)
Preferred dividends	(469)	(903)	(2,491)	(3,162)	(3,714)
Deemed dividend on common stock	—	—	—	(225)	—
Accretion of redeemable convertible preferred stock	(38)	(52)	(60)	(62)	(64)

Loss applicable to common stockholders	$(5,574)	$(6,396)	$(12,286)	$(10,408)	$(6,332)

Basic and diluted loss per common share	$(0.72)	$(0.77)	$(1.13)	$(0.73)	$(0.42)

Basic and diluted weighted average common shares outstanding	7,717	8,357	10,875	14,251	15,185

Pro forma basic and diluted loss per share					$(0.03)

Pro forma basic and diluted weighted average common shares outstanding					82,125

Other financial data:
Adjusted EBITDA (2)	$(5,192)	$(4,853)	$(7,120)	$(1,116)	$4,358

(1)
Includes stock-based compensation as follows:

Year Ended December 31,	2005	2006	2007	2008		2009
	(dollars in thousands)
Cost of revenue:
Stock-based compensation	$—	$—	$—	$51		$115
Sales and marketing:
Stock-based compensation	—	—	—	141		216
General and administrative:
Stock-based compensation	—	37	279	1,695	(a)	329
Research and development:
Stock-based compensation	—	—	—	41		89

Total stock-based compensation	$—	$37	$279	$1,928		$749

Amortization of intangibles:
Acquisition-related intangible amortization	—	—	1,181	1,767		2,316

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•
securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

•
we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $37,000, $279,000, $1,928,000 and $749,000 for the years ended December 31, 2006, 2007, 2008 and 2009, respectively. Included in the year ended December 31, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

•
for planning purposes, including the preparation of our annual operating budget;

•
to evaluate the effectiveness of our business strategies; and

•
in communications with our board of directors concerning our financial performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect interest expense or interest income;

•
Adjusted EBITDA does not reflect cash requirements for income taxes; and

•
Adjusted EBITDA may not be calculated similarly from company to company.

The following table represents a reconciliation of Adjusted EBITDA to net loss, the most comparable GAAP measure, for each of the periods indicated.

	Year Ended December 31,
Reconciliation of Adjusted EBITDA to Net Loss	2005	2006	2007	2008	2009
	(dollars in thousands)
Net loss	$(5,067)	$(5,441)	$(9,735)	$(6,959)	$(2,554)
Interest expense	122	238	577	1,163	2,224
Interest income	(1)	(40)	(37)	(46)	(46)
Income tax (benefit) provision	(528)	54	(76)	23	264
Depreciation and amortization	244	299	1,911	2,709	3,537
Stock based compensation expense	—	37	279	1,928	749
Other expense	38	—	—
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	—	—	(39)	66	184

Adjusted EBITDA	$(5,192)	$(4,853)	$(7,120)	$(1,116)	$4,358

At December 31,	2005	2006	2007	2008	2009
	(dollars in thousands)
Balance sheet data:
Cash and cash equivalents	$2,480	$4,858	$1,381	$6,554	$6,163
Accounts receivable, net	2,708	4,039	6,878	11,384	11,517
Working capital (excluding deferred revenue) (1)	3,874	6,746	4,330	6,452	4,524
Intangible assets	—	—	10,274	16,422	16,843
Goodwill	—	—	8,332	16,191	17,636
Total assets	6,982	11,038	29,019	54,874	56,078
Accounts payable and accrued expenses	1,004	1,438	3,497	5,547	5,143
Deferred revenue	2,635	2,259	5,281	6,940	7,840
Notes payable, including current portion	1,656	2,609	6,463	22,016	21,331
Stockholders' deficit	(8,519)	(14,861)	(29,019)	(35,482)	(39,032)

(1)
These amounts are derived by taking the working capital deficit of ($3,316) for 2009, ($488) for 2008, ($951) for 2007, $4,487 for 2006 and $1,239 for 2005, and excluding deferred revenue, which is a non-cash obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, include forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" and "Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        Tangoe is the leading global provider of on-demand communications lifecycle management, or CLM, software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. Our customers can also engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services.

Acquisitions

        On March 9, 2007, we acquired the outstanding capital stock of Traq Wireless, Inc., or Traq, a provider of software and services that focuses on wireless expense management for enterprises. The aggregate purchase price was $20.7 million, which consisted of our common stock, series 1 preferred stock, series 2 preferred stock and warrants collectively valued at $20.4 million and transaction costs of $361,000.

        On July 28, 2008, we acquired substantially all of the assets of Information Strategies Group, Inc., or ISG, a provider of communications and information technology expense processing services and technologies for $11.9 million in cash, which included transaction costs of $137,000.

        On December 23, 2008, we acquired substantially all of the assets of InterNoded, Inc., or InterNoded, a provider of mobile device management solutions, for consideration valued at $3.3 million, which included transaction costs of $104,000.

        We intend to pursue additional acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Key Business Metrics

        We designed our business model to sell our Communications Management Platform. We review two key business metrics to help us monitor the performance of our business model and to identify trends affecting our business. The measures that we believe are the primary indicators of our quarterly and annual performance are as follows:

        Adjusted EBITDA.    Our management uses Adjusted EBITDA to measure our operating performance because it does not include the impact of items not directly resulting from our core business and certain non-cash expenses such as depreciation and amortization and stock-based compensation. We believe that this measure provides us with additional useful information to measure and understand our performance on a consistent basis, particularly with respect to changes in performance from period to period. We use Adjusted EBITDA in the preparation of our annual operating budgets and to measure and evaluate the effectiveness of our business strategies. Adjusted EBITDA is not calculated in accordance with GAAP and is not a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net loss, see footnote 2 to the "Selected Consolidated Financial Data" section of this prospectus.

        Recurring technology and services revenue growth.    In 2006, we began a strategic initiative to transition our business model from selling transactional software licenses to providing recurring technology-enabled services leveraging both our technology and communications industry experience. We further implemented this initiative with the acquisition of Traq. Traq's revenue base was primarily recurring, which substantially increased our 2007 recurring revenue. We regularly review our recurring revenue growth to measure our success.

Sources of Revenue

        Recurring technology and services revenue.    We derive our recurring technology and services revenue primarily from subscriptions and services related to our Communications Management Platform. We recognize revenue for software and related services when all of the following conditions are met; (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the collection of the contracted fee is probable; and (d) the amount of the fees to be paid by the customer is fixed and determinable. These services include help desk, asset procurement and provisioning, and carrier dispute resolution. The recurring technology and services revenue is recognized ratably over the contract term.

        In 2006, we began a strategic initiative to transition our business model from selling non-recurring transactional software licenses to providing recurring technology and services leveraging both our technology and communications industry experience.

        We license our on-demand software primarily on a subscription basis under agreements that typically have terms ranging from 24 to 60 months. Our revenue is driven primarily by the amount of communications spend that we manage for fixed line contracts and by the number of mobile devices that we manage for mobile device contracts. Our customers are typically subject to a minimum charge for up to a specified threshold amount of communications spend or number of mobile devices under management and additional charges to the extent those specified thresholds are exceeded. Implementation fees related to the subscription of our Communications Management Platform and services related to implementation are recognized ratably over the expected life of the customer relationship. Our subscription contracts are typically non-cancelable, although customers have the right to terminate for cause if we materially fail to perform. Historically, a high percentage of subscription-based customers renew their agreements with terms similar to their original contracts, while some subscriptions will continue on a month-to-month basis.

        Beginning in 2010, we will begin to amortize the value of a warrant to purchase common stock issued to IBM as part of a strategic relationship agreement. This related charge will be recorded as contra-revenue in proportion to total expected revenue from the agreement.

        We expect our recurring technology and services revenue to increase in absolute dollars and as a percentage of total revenue as we continue to focus our sales and marketing efforts on increasing recurring technology and service-related customers.

        Strategic consulting, software licenses and other revenue.    In addition to our subscription fees, revenue is generated to a lesser extent by strategic consulting, software licenses and mobile device activation fees. Strategic consulting consists primarily of fees charged for contract negotiations and bill audits. Contract negotiation fees include both fixed project fees and incentive fees driven by the amount of savings that we are able to generate over the customer's existing communications rates. These fees are recognized when fixed and determinable, usually when the customer and carrier execute the contract. Bill audit fees are driven by the amount of savings that we are able to generate by reviewing current and prior communications invoices against the customer's existing contracts. These fees are recognized when fixed and determinable, usually when the carrier agrees to issue a credit or refund.

        On occasion, we license our Communications Management Platform to our customers on a perpetual basis. If we are able to derive vendor specific objective evidence on the undelivered elements, the software portion is recognized when the revenue recognition criteria is met, otherwise the contract is recognized ratably over the contract life. Other professional services are recognized as the services are performed. We have an agreement with a carrier whereby we receive an activation fee for procuring a mobile device. The activation revenue is recognized upon confirmation from the carrier that the device has been procured.

        We expect our strategic consulting, software licenses and other revenue to increase in absolute dollars, but to decrease as a percentage of total revenue, as we continue to focus our sales and marketing efforts on our recurring technology and services revenue model.

        We historically have derived substantially all of our revenue from within the United States. We intend to build our international sales operations by increasing our direct sales force abroad. We expect our international revenue to increase in absolute dollars and as a percentage of total revenue.

Cost of Revenue and Gross Profit

        Cost of recurring technology and services revenue.    Cost of recurring technology and services revenue consists primarily of costs associated with our data center operations, customer product support centers and client services group. This includes personnel-related costs such as salary, stock-based compensation and other compensation-related costs, subcontractor fees, hosting fees, communications costs and royalties related to third-party software included in our solution when our solution is licensed on a non-perpetual basis.

        Cost of strategic consulting, software licenses and other revenue.    Cost of strategic consulting, software licenses and other revenue consists primarily of personnel-related costs,

including salary, stock-based compensation and other compensation-related costs and subcontractor fees directly related to delivering the service.

        As our customer base continues to grow, we expect our cost of revenue to increase in absolute dollars as we expand our data center and customer support operations to support our continued growth. Our cost of revenue could fluctuate as a percentage of revenue on a quarterly basis but remain relatively stable on an annual basis based on the mix of software and services sold and average contractual selling price.

        Gross profit.    Gross profit as a percentage of revenue is affected by two main factors—the mix of software and services sold and the average contractual selling price. We expect our gross profit in absolute dollars to increase, but could fluctuate as a percentage of revenue on a quarterly basis but remain relatively stable on an annual basis based on the mix of software and services sold and average contractual selling price.

Operating Expense

        Operating expense consists of sales and marketing, general and administrative, research and development and depreciation and amortization. Other than for depreciation and amortization expense, personnel-related costs are the most significant component of all of these operating expenses. We expect to continue to hire a significant number of new employees in order to support our overall growth. In any particular period, the timing of additional hires could materially affect our operating results, both in absolute dollars and as a percentage of revenue.

        Sales and marketing.    Sales and marketing expense consists primarily of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for our sales, marketing and business development employees, the cost of marketing programs such as on-line lead generation, promotional events and webinars, the cost of business development programs and sales commissions. Sales commission rates are calculated at the time a contract is signed. The sales commission rate is applied to the contract's first year of revenue to calculate sales commission expense. Sales commission expense is accrued and expensed at the time we invoice the customer and is paid to the salesperson when the invoice is collected. Generally, new sales personnel require time to become familiar with our software and services and do not begin to generate sales immediately, which can result in increased sales and marketing expense without any immediate increase in revenue. We expect sales and marketing expense to increase in absolute dollars, but remain relatively constant as a percentage of revenue in the near term, as we continue to hire sales and marketing personnel in the United States and internationally to expand our solution globally.

        General and administrative.    General and administrative expense consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for finance and accounting, executive, human resources and information technology personnel, rent and facility costs, legal and other professional fees, and other corporate expenses. We anticipate that we will incur additional costs associated with being a public company, including higher personnel costs, corporate insurance and professional fees, including legal and accounting as it relates to financial reporting and achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act.

        Research and development.    Research and development expense primarily consists of personnel-related costs, including salary, stock-based compensation and other compensation-related costs for development personnel, and fees to our outside contract development vendors. We anticipate that our research and development team will continue to focus on expanding our software and services and increasing the functionality of our current offerings. We expect research and development expense to increase in absolute dollars, but that the investment will likely be lower than the rate of growth in our revenue in the near term.

        Depreciation and amortization.    Depreciation and amortization expense primarily consists of the non-cash write-down of tangible and intangible assets over their expected economic lives. We expect this expense to continue to grow in absolute dollars and potentially as a percentage of revenue as we continue to grow and incur capital expenditures to improve our technological infrastructure and acquire assets through potential future acquisitions.

Other Income (Expense), Net

        Other income (expense), net consists primarily of interest expense on our short and long-term debt, interest income on our cash and cash equivalents balance and changes in fair value of warrant to purchase redeemable convertible preferred stock. We have historically invested our cash in money market investments. We expect our interest income to vary in each reporting period depending on our average cash balances and interest rates. We expect interest expense to decrease in periods subsequent to the completion of this offering, as we anticipate paying down a portion of our outstanding long-term debt with our proceeds from this offering. Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

Income Tax Provision (Benefit)

        Income tax provision (benefit) consists of federal and state corporate income taxes resulting from our operations in the United States. We expect income tax expense to vary each reporting period depending upon taxable income fluctuations and our availability of tax benefits from net loss carryforwards.

        As of December 31, 2009, we had U.S. federal net operating loss carryforwards of approximately $51.0 million, which expire at varying dates through 2027, and U.S. federal research and development tax credit carryforwards of approximately $1.3 million, which expire through 2029. We have engaged in several transactions since our inception that have resulted in a change in control as defined by Section 382 of the Internal Revenue Code, which limits our ability to utilize these net operating loss and tax credit carryforwards in the future. As of December 31, 2009, $25.0 million of our net operating loss and tax credit carryforwards were so limited. At December 31 2009, we recorded a valuation allowance against the full amount of our deferred tax assets, as our management believes it is uncertain that they will be fully realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss or tax credit carryforwards, an adjustment to our net operating loss or tax credit carryforwards would increase net income in the period in which we make such a determination.

Critical Accounting Policies

        Our financial statements are prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our most critical accounting policies are summarized below. See Note 2 to our financial statements included elsewhere in this prospectus for additional information about these critical accounting policies, as well as a description of our other significant accounting policies.

        Revenue recognition.    Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of our solution to manage our customers' communications expenses. Strategic consulting, software licenses and other revenue consists of fees for perpetual software licenses, professional services, contract negotiations and bill audits.

        We recognize revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning, and carrier dispute resolution services. Implementation fees associated with recurring technology and services engagements are recognized ratably over the expected life of the customer relationship.

        Software license fees consist of fees paid for a perpetual license agreement for our technology, which are recognized in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 605 (previously American Institute of Certified Public Accountants, or AICPA, Statement of Position 97-2), Software Revenue Recognition, as amended. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

        Professional services related to the implementation of our software products, which we refer to as consulting services, are generally performed on a fixed fee basis under separate service arrangements. Consulting services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. We also provide contract negotiation and bill audit services, which we refer to as strategic sourcing services, on behalf of our customers, which are generally performed on a contingency fee basis, with our fees being based on a percentage of the savings we achieve for the customer. Revenue from strategic sourcing services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which we are entitled.

        In accordance with ASC 605 (previously Emerging Issues Task Force Issue No. 01-14), Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses, we classify reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2007, 2008 and 2009, reimbursed expenses of $200,665, $180,245 and $30,702, respectively, were included in revenue.

        Purchase accounting.    We accounted for the acquisitions of Traq, ISG and InterNoded using the purchase method of accounting for acquisitions. As a result, the purchase price for each of the transactions, plus expenses, has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the date of acquisition. We applied significant judgment and estimates in determining the fair values of the assets acquired and their useful lives. The excess of the purchase price over the fair value of assets and liabilities was assigned to goodwill, which is not amortized for accounting purposes, but is subject to testing for impairment annually and more frequently if certain events occur. In the process of our annual impairment review, we use the income approach methodology of valuation that includes the discounted cash flow method to determine the fair value of our intangible assets. Significant management judgment is required in the forecasts of future operating results that are used in the discounted cash flow method of valuation.

        The estimates that we have used are consistent with the plans and estimates that we use to manage our business. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur impairment charges.

        Software development costs.    We expense research and development costs as incurred. We evaluate the establishment of technological feasibility of our software in accordance with ASC 985, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. We have concluded that technological feasibility is not established until the development stage of the software is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to our consolidated financial statements. Therefore, we charge all such costs to research and development in the period incurred.

        Impairment of goodwill.    We test goodwill for impairment. Goodwill is not amortized for accounting purposes, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. We have one reporting unit. The annual goodwill impairment test is a two-step process. First, we determine if the carrying value of our related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If we determine that goodwill may be impaired, we compare the implied fair value of the goodwill to our carrying amount to determine if there is an impairment loss. Any write-down could have a material adverse effect on our consolidated financial statements. As of December 31, 2009, we had goodwill of $17.6 million. We have determined that there were no indicators of impairment of goodwill as of December 31, 2009.

        Impairment of other long-lived assets.    We periodically review long-lived assets to determine if there is any impairment of these assets. We assess the impairment of these assets, or the need to accelerate amortization, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our long-lived assets and other intangibles. Future events could cause us to conclude that impairment indicators exist and that the assets should be reviewed to determine their fair value. We assess the assets for impairment based on the estimated future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recorded for the excess of the asset's carrying amount over its fair value. Fair value is generally determined based on a valuation process that provides an estimate of a fair value of these assets using a discounted cash flow model, which includes many assumptions and estimates. Once the valuation is determined, we will write-down these assets to their determined fair value, if necessary. Any write-down could have a material adverse effect on our consolidated financial statements.

        Stock-based compensation.    Prior to January 1, 2006, we accounted for stock-based compensation for stock options awarded to employees and directors under ASC 718 (previously Accounting Principles Board, or APB, No. 25), Accounting for Stock Issued to

Employees, and had elected the disclosure only alternative under ASC 718 (previously Statement of Financial Accounting Standards, or SFAS, No. 123), Accounting for Stock-Based Compensation.

        Effective January 1, 2006, we adopted ASC 718 (previously SFAS No. 123(R)), Share-based Payment. ASC 718 supersedes APB No. 25 and related interpretations. ASC 718 requires all stock-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. We adopted this statement using the prospective transition method, which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of ASC 718. These costs will be recognized on a straight-line basis over the requisite service period for all time-based vested awards. We continue to account for stock-based awards granted prior to January 1, 2006 following the provisions of ASC 718.

        For stock-based awards subsequent to January 1, 2006, we estimate the fair value of the stock-based awards, including stock options, using the Black-Scholes valuation model. Determining the fair value of stock-based awards requires the use of highly subjective assumptions, including the expected term of the award and expected stock price volatility. The assumptions used in calculating the fair value of stock-based awards granted in 2007, 2008 and 2009 are set forth below:

	Year Ended December 31,
	2007	2008	2009
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.53% - 4.29%	2.93% - 3.73%	2.08% - 2.52%
Expected term (in years)	5.0 to 6.1 years	6.1 years	6.1 years
Volatility	73%	60.40% - 61.05%	65.98% - 70.63%

        The assumptions used in determining the fair value of stock-based awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and we use different assumptions, our stock-based compensation could be materially different in the future. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the stock-based award. The expected term of options has been estimated utilizing the vesting period of the option, the contractual life of the option and our option exercise history. Because there has been no public market for our common stock prior to this offering, we lacked company-specific historical and implied volatility information. Therefore, we estimate our expected stock volatility based on that of publicly traded peer companies, and we expect to continue to use this methodology until such time as we have adequate historical data regarding the volatility of our publicly traded stock price. Also, ASC 718 requires that we recognize compensation expense for only the portion of options that are expected to vest. Accordingly, we have estimated expected forfeitures of stock options upon the adoption of ASC 718 based on our historical forfeiture rate and used these rates in developing a future forfeiture rate. If our actual forfeiture rate varies from our historical rates and estimates, additional adjustments to compensation expense may be required in future periods.

        The following table summarizes by grant date the number of shares of common stock subject to stock options granted during the year ended December 31, 2009, the per share exercise price of those options and the per share estimated fair value of those options on each grant date:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options (1)	Per Share Estimated Fair Value of Options (2)
January 30, 2009	3,756,000	$0.47	$0.30
March 11, 2009	415,500	0.47	0.29
April 29, 2009	25,000	0.47	0.30
December 9, 2009	682,750	0.74	0.46
December 22, 2009	600,000	0.74	0.46

(1)
The Per Share Exercise Price of Options column represents the determination by our board of directors of the market value of our common stock on the date of grant, as determined by taking into account our most recently available valuation of our common stock.

(2)
The Per Share Estimated Fair Value of Options column was estimated for the date of grant using the Black-Scholes valuation model. This model estimates the fair value by applying a series of factors, including the exercise price of the option, a risk free interest rate, the expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock.

        Our board of directors engaged Shasta Partners, LLC, or Shasta, an independent valuation specialist, to prepare third-party valuations of our common stock as of October 31, 2008 and June 30, 2009 in connection with our stock option grants. In addition, in connection with preparing for this offering, we re-examined the contemporaneous valuations of our common stock during 2009. As part of that re-examination, we engaged Shasta to prepare retrospective valuation reports with respect to our stock option grants on January 30, 2009 and December 9, 2009. We believe that the valuation methodologies used in Shasta's contemporaneous and retrospective valuations are reasonable and consistent with the AICPA Technical Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation," referred to herein as the AICPA Practice Aid. We also believe that the preparation of the retrospective valuations was necessary due to the timeframe and probability of this offering, which had accelerated significantly since the time of our stock option grants in 2009.

October 31, 2008 valuation

        In October 2008, we engaged Shasta to perform a fair market valuation of our common stock as of October 31, 2008. Shasta considered three different approaches to determine fair value and then applied a weighting to each approach to determine their estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of twenty-one public companies that it deemed to be comparable and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed twenty-seven recently announced acquisitions of comparable companies to calculate acquisition multiples, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a 40% weighting in the final determination of enterprise value.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 32.5%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach was given a 35% weighting in the final determination of enterprise value.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The company-specific approach was given a 25% weighting in the final determination of enterprise value.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of October 31, 2008. From that, the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of approximately 30% was applied, resulting in a value of approximately $0.47 per share as of October 31, 2008.

     Stock option grants on January 30, 2009

        Our board of directors granted stock options on January 30, 2009, with each option having an exercise price of $0.47 per share. In line with the AICPA Practice Aid, our board referenced Shasta's October 31, 2008 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. Our board reviewed a number of factors including: the significant downturn in the economy, the continued weakness in valuations for comparable software as a service companies, which remained low from October 2008 through January 2009, and the weakness in the public markets for initial public offerings of growth technology companies. Our board also considered our continued net losses through the fourth quarter of 2008 and our customer cancellation rate, which due to the downturn in the economy increased to a quarterly rate of over four times the average of the prior four quarters. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of October 31, 2008 as the estimated fair value of our common stock.

        As a result of our recent engagement of Shasta to prepare a retrospective valuation report with respect to our stock option grants on January 30, 2009, Shasta has determined the retrospective fair value of our common stock underlying these options to be $0.46 per share. Shasta's valuation was conducted applying the same assumptions, probabilities and weightings as were applied in its October 31, 2008 valuation. The reduction in fair market value set forth in Shasta's retrospective valuation for January 30, 2009 was principally attributable to the significant impact of the worldwide economic downturn on the market value of comparable public company shares and the resulting weakness in valuations for comparable software as a service companies, as well as the weakness in the public markets for initial public offerings of growth technology companies. In addition to Shasta's retrospective valuation, our board of directors considered in its retrospective review our continued net losses and our increased customer cancellation rate. Based on these factors, our board of directors estimated the retrospective valuation of our common stock as of January 30, 2009 to be $0.46, a decrease of $0.01 from its initial determination.

     Stock option grants on March 11, 2009

        Our board of directors granted stock options on March 11, 2009, with each option having an exercise price of $0.47 per share. In line with the AICPA Practice Aid, our board referenced Shasta's October 31, 2008 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. Our board reviewed a number of factors including: the significant downturn in the economy, the continued weakness in valuations for comparable software as a service companies, which remained low from October 2008 through March 2009, and the weakness in the public markets for initial public offerings of growth technology companies. Our board also considered our continued net losses through the fourth quarter of 2008 and our customer cancellation rate, which due to the downturn in the economy increased to a quarterly rate of over four times the average of the prior four quarters. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of October 31, 2008 as the estimated fair value of our common stock.

        Our board recently undertook a retrospective review of the fair market value of our common stock with respect to these stock option grants, taking into account Shasta's retrospective valuation as of January 30, 2009, then-current market conditions and our then-current business metrics, and determined that there had been no material changes in the state of the economy, comparable valuations, weakness in the public markets, our continued net losses or our increased customer cancellation rates. Based on these factors, our board of directors estimated the retrospective valuation of our common stock as of March 11, 2009 remained $0.46.

     Stock option grants on April 29, 2009

        Our board of directors granted stock options on April 29, 2009, with each option having an exercise price of $0.47 per share. In line with the AICPA Practice Aid, our board referenced Shasta's October 31, 2008 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. As they had done with the stock option grants on March 11, 2009, our board reviewed a number of factors including: the significant downturn in the economy, the continued weakness in valuations for comparable software as a service companies, which remained low from October 2008 through April 2009, and the weakness in the public markets for initial public offerings of growth technology companies. Our board also considered our continued net losses through the first quarter of 2009 and our increased customer cancellation rate. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of October 31, 2008 as the estimated fair value of our common stock.

        Our board recently undertook a retrospective review of the fair market value of our common stock with respect to these stock option grants, taking into account Shasta's retrospective valuation as of January 30, 2009, then-current market conditions and our then-current business metrics, and determined that there had been no material changes in the state of the economy, comparable valuations, weakness in the public markets, our continued net losses or our increased customer cancellation rates. Based on these factors, our board of directors estimated the retrospective valuation of our common stock as of April 29, 2009 remained $0.46.

June 30, 2009 valuation

        In 2009, we engaged Shasta to update its fair market valuation of our common stock as of June 30, 2009. Shasta considered the same three different approaches to determine fair value as used in the October 31, 2008 valuation and then applied a weighting to each approach to determine their estimate of fair value. The three approaches were the market approach, income approach and company-specific approach, each of which is discussed in more detail below.

        The market approach deployed by Shasta was based on comparable public company analysis, as well as analysis of comparable merger and acquisition transactions. Shasta researched a set of 20 public companies it deemed to be comparable and, based on a review of their collective financial information, derived several different multiples of total enterprise value to revenue of this group of companies, and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable public companies. Additionally, Shasta analyzed 41 recently announced acquisitions of comparable companies to calculate acquisition multiples and applied those ratios to our revenue to create an estimate of total enterprise value based on the comparable acquisition transactions. The market approach was given a 40% weighting in the final determination of enterprise value.

        The income approach was based on a discounted cash flow analysis, using a five-year model of future cash flows based on our financial projections at the time and an assumed terminal value at the end of the fifth year. The projected cash flow was discounted to present value using a discount rate of approximately 25%, with the discount rate based on the typical average rates of return required for venture capital investors for private companies at a similar stage of development to us. The income approach was given a 35% weighting in the final determination of enterprise value.

        The company-specific approach was based on the valuation of our company at our most recent equity financing event, which was the sale of series F redeemable convertible preferred stock in July 2008. The company-specific approach was given a 25% weighting in the final determination of enterprise value.

        The results of these approaches were weighted as indicated above to determine the estimated enterprise value of our company as of June 30, 2009. From that, the fair value of the preferred stock was estimated by analyzing the liquidation preferences applicable to the preferred stockholders. The remaining value was then allocated to the common stock and, from that value, a lack of marketability discount of 25% was applied, resulting in a value of approximately $0.74 per share as of June 30, 2009.

     Stock option grants on December 9, 2009

        Our board of directors granted stock options on December 9, 2009, with each option having an exercise price of $0.74 per share. In line with the AICPA Practice Aid, our board referenced Shasta's June 30, 2009 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. Our board reviewed a number of factors including: the state of the economy, the continued weakness in valuations for comparable software as a service companies and the weakness in the public markets for initial public offerings of growth technology companies. Our board also considered our continued net losses through the third quarter of 2009 and the decrease in the annual value of new customer contracts signed in the third quarter of 2009. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of June 30, 2009 as the estimated fair value of our common stock.

        As a result of our recent engagement of Shasta to prepare a retrospective valuation report with respect to our stock option grants on December 9, 2009, Shasta has determined the retrospective fair value of our common stock underlying these options to be $0.87 per share. Shasta's valuation was conducted applying the same assumptions and probabilities as were applied in its June 30, 2009 valuation; however, in light of our current plans with respect to this offering, Shasta increased its initial public offering weighting probability from 15% to 50%, which, together with continued improvements in market conditions and valuations for comparable software as a service companies, yielded the increased fair valuation. In addition to the retrospective valuation from Shasta, our board of directors considered in its retrospective review our continued net losses and the decrease in value of our customer contracts. Based on these factors, our board of directors estimated the retrospective valuation of our common stock as of December 9, 2009 to be $0.87, an increase of $0.13 over its initial determination. As a result of this increase, we have determined to recognize stock-based compensation in an aggregate amount of $63,000, which amount will be amortized over the four-year life of such options.

     Stock option grants on December 22, 2009

        Our board of directors granted stock options on December 22, 2009, with each option having an exercise price of $0.74 per share. In line with the AICPA Practice Aid, our board referenced Shasta's June 30, 2009 valuation and reviewed then-current market conditions and our then-current business metrics to determine if the valuation should be appropriately adjusted. As they had done with the stock option grants on December 9, 2009, our board reviewed a number of factors including: the state of the economy, the continued weakness in valuations for comparable software as a service companies and the weakness in the public markets for initial public offerings of growth technology companies. Our board also considered our continued net losses through the third quarter of 2009 and the decrease in the annual value of new customer contracts signed in the third quarter of 2009. Based on the factors that were reviewed, our board of directors maintained the value determined by Shasta as of June 30, 2009 as the estimated fair value of our common stock.

        Our board recently undertook a retrospective review of the fair market value of our common stock with respect to these stock option grants, taking into account Shasta's retrospective valuation as of December 9, 2009, then-current market conditions and our then-current business metrics, and determined that there had been no material changes in the state of the economy, comparable valuations, weakness in the public markets, our continued net losses or the decrease in value of our customer contracts. Based on these factors, our board of directors estimated the retrospective valuation of our common stock as of December 22, 2009 to be $0.87, an increase of $0.13 over its initial determination. As a result of this increase, we have determined to recognize stock-based compensation in an aggregate amount of $55,000, which amount will be amortized over the four-year life of such options.

        Common Stock Warrant.    We accounted for the shares of common stock issuable upon exercise of a warrant that we issued to a non-employee in accordance with ASC 505, Equity-Based Payments to Non-Employee. We issued the warrant to a strategic alliance partner in connection with the entry into a five-year strategic relationship agreement. Under the terms of the agreement, certain shares of common stock underlying the warrant vested at the time the agreement was signed, which we valued using the Black-Scholes valuation model at the time of the signing of the agreement and recorded the amount to equity and to intangible assets. Additional shares of common stock underlying the warrant will vest based on the achievement of specified contractual billing thresholds over a three-year period. During the three months ended December 31, 2009, we determined that it was probable that the customer would reach certain of the billing thresholds to have additional shares of common stock vest. Those additional shares of common stock underlying the warrant were valued using the Black-Scholes valuation model. We recorded the additional value to intangible assets and non-current liabilities and will mark-to-market on a quarterly basis until the additional shares of common stock are actually earned and vest. In 2010, we will begin to amortize the asset, with the related charge recorded as contra-revenue. The related charge to revenue will be in proportion to expected revenue from the agreement.

        Preferred Stock Warrants.    In connection with our acquisition of Traq and various financing arrangements, we issued warrants to purchase redeemable convertible preferred stock. In accordance with ASC 480, Distinguishing Liabilities from Equity, we classify these warrants as a liability on our consolidated balance sheet, and each reporting period the carrying value of the warrants is adjusted to its then-current fair value, with any resulting gain or loss reflected in the consolidated statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock". Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

        Income Taxes.    We are subject to income taxes in the United States, and we use estimates in determining our income tax provisions. We account for income taxes in accordance with ASC 740, Income Taxes, which is the asset and liability method for accounting and reporting for income taxes. Under ASC 740, deferred tax assets and liabilities are recognized based on temporary differences between the financial reporting and income tax bases of assets and liabilities using statutory rates.

        We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2009, we had a full valuation allowance against substantially all our deferred tax assets. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that is subject to audit by tax authorities in the ordinary course of business.

        Effective January 1, 2009, we adopted ASC 740 (previously FASB Interpretation No. 48), Accounting for Uncertainty in Income Taxes). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.

        We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

        Allowances for Bad Debt.    We estimate and record allowances for potential bad debts and customer credits based on factors such as the write-off percentages, the current business environment and known concerns within our accounts receivable balances.

        The allowance for bad debts is our estimate of bad debt expense that could result from the inability or refusal of our customers to pay for our services. Additions to the estimated allowance for bad debts are recorded as an increase in general and administrative expense and are based on factors such as historical write-off percentages, the current business environment and the known concerns within the current aging of accounts receivable. Reductions in the estimated allowance for bad debts due to subsequent cash recoveries are recorded as a decrease in general and administrative expenses. As specific bad debts are identified, they are written-off against the previously established estimated allowance for bad debts and have no impact on operating expenses. This allowance also includes our estimate of adjustments for services that do not meet our customers' requirements. Additions to the estimated allowance for customer credits are recorded as a reduction in revenue and are based on a customer by customer basis of known concerns within the current aging. Reductions in the estimated allowance for customer credits are recorded as an increase in revenue. As specific customer credits are identified, they are written-off against the previously established estimated allowance for customer credits and have no impact on revenue.

        If there is a decline in the general economic environment that negatively affects the financial condition of our customers or an increase in the number of customers that are dissatisfied with our software or services, additional estimated allowances for bad debts and customer credits may be required and the impact on our consolidated financial statements could be material.

Results of Operations

        The following table sets forth selected statements of operations data for the periods indicated. These results of operations are not necessarily indicative of the consolidated results of operations that will be achieved in any future period.

Year Ended December 31,	2007	2008	2009
	(dollars in thousands)
Statement of Operations Data:
Revenue:
Recurring technology and services	$14,174	$27,839	$46,005
Strategic consulting, software licenses and other	6,873	9,687	9,912

Total revenue	21,047	37,526	55,917

Cost of revenue:
Recurring technology and services	6,982	14,720	20,538
Strategic consulting, software licenses and other	2,821	3,043	4,360

Total cost of revenue (1)	9,803	17,763	24,898

Gross profit	11,244	19,763	31,019
Operating expense:
Sales and marketing (1)	5,954	7,824	9,793
General and administrative (1)	5,668	9,134	9,547
Research and development (1)	7,021	5,849	8,070
Depreciation and amortization	1,911	2,709	3,537

(Loss) income from operations	(9,310)	(5,753)	72
Other income (expense), net
Interest expense	(577)	(1,163)	(2,224)
Interest income	37	46	46
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	39	(66)	(184)

Loss before income tax (benefit) provision	(9,811)	(6,936)	(2,290)
Income tax (benefit) provision	(76)	23	264

Net loss	$(9,735)	$(6,959)	$(2,554)

(1)
Includes stock-based compensation as follows:

Cost of revenue	$—	$51		$115
Sales and marketing	—	141		216
General and administrative	279	1,695	(a)	329
Research and development	—	41		89

	$279	$1,928		$749

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

        The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of total revenue.

Year Ended December 31,	2007	2008	2009
Statement of Operations Data:
Revenue:
Recurring technology and services	67%	74%	82%
Strategic consulting, software licenses and other	33%	26%	18%

Total revenue	100%	100%	100%

Cost of revenue:
Recurring technology and services	33%	39%	37%
Strategic consulting, software licenses and other	13%	8%	8%

Total cost of revenue	47%	47%	45%

Gross profit	53%	53%	55%
Operating expense:
Sales and marketing	28%	21%	18%
General and administrative	27%	24%	17%
Research and development	33%	16%	14%
Depreciation and amortization	9%	7%	6%

(Loss) income from operations	(44)%	(15)%	0%
Other income (expense), net
Interest expense	(3)%	(3)%	(4)%
Interest income	0%	0%	0%
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	0%	0%	0%

Loss before income tax (benefit) provision	(47)%	(18)%	(4)%
Income tax (benefit) provision	0%	0%	0%

Net loss	(46)%	(19)%	(5)%

Years Ended December 31, 2008 and 2009

        The following table presents our components of revenue for the years presented:

     Revenue

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2008	2009	$	%
Recurring technology and services	$27,839	$46,005	$18,166	65%
Strategic consulting, software licenses and other	9,687	9,912	225	2

Total revenue	$37,526	$55,917	$18,391	49%

        The increase in recurring technology and services revenue was due, in part, to the acquisitions of ISG and InterNoded in 2008, which accounted for $9.5 million of the $18.2 million increase. The remaining growth of $8.7 million was primarily due to growth from new customers.

        The increase in strategic consulting, software licenses and other revenue was primarily due to growth in software licenses of $298,000 and strategic sourcing of $488,000, partly offset by lower fees on activations and other revenue of $601,000. The increase in software license fees of $298,000 was due to some customers switching from a subscription-based license fee to buying a license on a perpetual basis and, to a lesser extent, incremental license fee revenue from the acquisition of InterNoded in 2008.

     Cost of Revenue and Gross Profit

        The following table presents our cost of revenue and gross profit for the years presented:

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2008	2009	$	%
Recurring technology and services	$14,720	$20,538	$5,818	40%
Strategic consulting, software licenses and other	3,043	4,360	1,317	43

Total cost of revenue	$17,763	$24,898	$7,135	40%

Gross profit	$19,763	$31,019	$11,256	57%
Gross margin	53%	55%

        As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue decreased to 45% in 2009 as compared to 53% in 2008, primarily due to more efficient utilization of customer product support operations and the 2008 acquisition of ISG. The $5.8 million increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $5.1 million and higher technology and hosting costs of $596,000. These increases were directly attributable to our acquisitions of ISG and InterNoded in 2008 and supporting customer growth in our existing recurring technology and services business.

        As a percentage of strategic consulting, software licenses and other revenue, strategic consulting, software licenses and other cost of revenue increased to 44%, or by $1.3 million, in 2009 as compared to 31% in 2008. The increase as a percentage of revenue and in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.2 million as we increased our headcount to accommodate the current and future growth in our contract negotiation and bill audit businesses.

        Gross profit increased to $31.0 million, or 57%, in 2009 as compared to $19.8 million for 2008, primarily due to increased revenue.

     Operating Expense

        The following table presents our components of operating expense for the years presented:

	Year Ended December 31,
	2008		2009		Change
(dollars in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	$	%
Sales and marketing	$7,824	21%	$9,793	18%	$1,969	25%
General and administrative	9,134	24	9,547	17	413	5
Research and development	5,849	16	8,070	14	2,221	38
Depreciation and amortization	2,709	7	3,537	6	828	31

Total operating expense	$25,516	68%	$30,947	55%	$5,431	21%

        Sales and marketing expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $1.9 million as we increased the number of sales and marketing employees to accommodate the growth in sales leads and our expanded marketing efforts.

        General and administrative expense.    The increase in absolute dollars was primarily due to an increase in personnel-related costs, including salary and other compensation-related costs of $630,000, of which $233,000 related to our acquisitions in 2008 and $397,000 was attributable to increased general and administrative employees to support our overall growth, and higher facility and communications costs of $620,000 as a result of our acquisitions in 2008, partly offset by a compensation charge of $1.4 million recorded in 2008 related to the repurchase of certain shares of common stock from several employees.

        Research and development expense.    The increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $2.2 million, as a result of our acquisitions in 2008.

        Depreciation and amortization expense.    The increase in absolute dollars was primarily due to higher depreciation expense of $215,000 due to an increase in capital expenditures to support our overall growth. Amortization expense increased $613,000 primarily due to higher intangible assets as a result of our acquisitions in 2008.

     Other Income (Expense), Net

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2008	2009	$	%
Interest expense	$(1,163)	$(2,224)	$(1,061)	91%
Interest income	46	46	—	0
Increase in fair value of warrants for redeemable convertible preferred stock	(66)	(184)	(118)	179

        Interest expense.    The increase was primarily due to higher average debt balance in 2009 as a result of borrowings related to our acquisition of ISG in 2008.

        Interest income.    Interest income was less than $100,000 for both 2009 and 2008, reflecting similar average invested cash balance and interest rates for both periods.

        Increase in fair value of warrants to purchase redeemable convertible preferred stock.

        The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2009 was $184,000, an increase of $0.12 per warrant, or 179%, over the net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2008. The increase was primarily due to the increase in the value of the underlying shares of preferred stock. Upon the completion of this offering, all warrants to purchase redeemable convertible preferred stock will be converted to warrants to purchase common stock.

        Income Tax Provision

        Income tax provision increased to $264,000 in 2009 due primarily to higher deferred tax expense, which resulted from timing differences related to the deductibility of amortization of indefinite lived assets, as well as higher state income taxes.

Years Ended December 31, 2007 and 2008

     Revenue

        The following table presents our components of revenue for the years presented:

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2007	2008	$	%
Recurring technology and services	$14,174	$27,839	$13,665	96%
Strategic consulting, software licenses and other	6,873	9,687	2,814	41

Total revenue	$21,047	$37,526	$16,479	78%

        The increase in recurring technology and services revenue for 2008 was primarily related to an $8.3 million increase in sales to new customers in our existing fixed and mobile businesses and a $5.1 million increase due to our acquisition of ISG in 2008.

        The increase in strategic consulting, software licenses and other revenue was primarily due to growth of $3.1 million in strategic sourcing and $1.0 million in commissions on activation and other nonrecurring revenue, partially offset by fewer software licenses and related implementation work as we changed our business model to derive our revenue primarily on a recurring basis.

     Cost of Revenue and Gross Profit

        The following table presents our cost of revenue for the years presented:

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2007	2008	$	%
Recurring technology and services	$6,982	$14,720	$7,738	111%
Strategic consulting, software licenses and other	2,821	3,043	222	8

Total revenue	$9,803	$17,763	$7,960	81%

Gross profit	$11,244	$19,763	$8,519	76%

Gross margin	53%	53%

        As a percentage of recurring technology and services revenue, recurring technology and services cost of revenue increased to 53%, or by $7.7 million, in 2008 as compared to 49% in 2007. The increase as a percentage of revenue was primarily due to increased costs associated with implementing new customers with revenue being recognized later in the year. The increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $7.1 million, of which $2.2 million related to our acquisition of ISG in 2008, higher technology and hosting costs of $287,000 and higher travel related costs for our implementation personnel of $198,000.

        As a percentage of strategic consulting, software licenses and other revenue, strategic consulting, software licenses and other cost of revenue decreased to 31% in 2008, as compared to 41% in 2007. The decrease as a percentage of revenue was primarily due to increased revenue with no incremental cost increase as a result of these costs being relatively fixed. The $222,000 increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $426,000 in our contract negotiation and bill audit businesses.

        Gross profit was $19.8 million for 2008, an increase of $8.5 million, or 76%, over the gross profit of $11.3 million for 2007, primarily due to increased revenue.

     Operating Expense

        The following table presents our components of operating expense for the years presented:

	Year Ended December 31,
	2007		2008		Change
(dollars in thousands, except percentages)	Amount	% of Revenue	Amount	% of Revenue	$	%
Sales and marketing	$5,954	28%	$7,824	21%	$1,870	31%
General and administrative	5,668	27	9,134	24	3,466	61
Research and development	7,021	33	5,849	16	(1,172)	(17)
Depreciation and amortization	1,911	9	2,709	7	798	42

Total operating expense	$20,554	98%	$25,516	68%	$4,962	24%

        Sales and marketing expense.    The increase in absolute dollars was primarily due to higher personnel-related costs, including salary and other compensation-related costs of $1.3 million, which was primarily due to a $1.1 million increase as we expanded our sales force and a $153,000 increase due to our acquisition of ISG in 2008, an increase in lead generation costs of $194,000 and a one-time cost for a user conference of $329,000.

        General and administrative expense.    The increase in absolute dollars was primarily due to an expansion of our management team, which resulted in higher personnel-related costs, including salary and other compensation-related costs, a charge of $1.4 million in 2008 related to the repurchase of shares of common stock from several employees and higher facility and communications costs of $570,000 as a result of our acquisition of ISG in 2008.

        Research and development expense.    The decrease in absolute dollars was primarily due to lower personnel-related costs, including salary and other compensation-related costs, as we realized cost savings as a result of integrating the research and development personnel from our acquisition of Traq in 2007.

        Depreciation and amortization expense.    The increase in absolute dollars was primarily due to higher depreciation expense of $194,000 due to an increase in capital expenditures to support our overall growth. Amortization expense increased $603,000 primarily due to higher intangible assets as a result of our acquisition of ISG in July 2008.

Other Income (Expense), Net

	Year Ended December 31,		Change
(dollars in thousands, except percentages)	2007	2008	$	%
Interest expense	$(577)	$(1,163)	$(586)	102%
Interest income	37	46	9	24
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	39	(66)	(105)	(269)

        Interest expense.    The increase in interest expense was primarily due to higher average debt balance in 2008 as a result of borrowings related to our acquisition of ISG in 2008.

     Interest income.    Interest income was less than $100,000 for both 2008 and 2007.

     Increase in fair value of warrants to purchase redeemable convertible preferred stock.

        The net increase in the fair value of warrants to purchase redeemable convertible preferred stock for 2008 was $66,000, an increase of $0.10 over the net decrease in the fair value of warrants to purchase redeemable convertible preferred stock for 2007. The increase was primarily due to the increase in the value of shares of preferred stock underlying the warrants.

     Income Tax Provision (Benefit)

        Income tax provision increased to $23,000 in 2008 as compared to a benefit of $76,000 due primarily to higher deferred tax expense, which resulted from timing differences related to the deductibility of amortization of indefinite lived assets.

Quarterly Results of Operations

        The following table sets forth our unaudited operating results for each of the eight quarters in the two-year period ended December 31, 2009. This information is derived from our financial statements, which in the opinion of management contain all adjustments, consisting of only normal recurring adjustments, that we consider necessary for a fair statement of such financial data. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of results to be expected in future periods. You should read this data together with our financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(dollars in thousands)
Operations Data:
Revenue:
Recurring technology and services	$4,917	$5,229	$7,938	$9,755	$11,003	$11,080	$11,554	$12,368
Strategic consulting, software licenses and other	2,051	2,814	2,684	2,138	2,088	2,511	2,602	2,711

Total revenue	6,968	8,043	10,622	11,893	13,091	13,591	14,156	15,079

Cost of revenue:
Recurring technology and services	2,586	2,881	4,309	4,944	4,921	4,935	5,138	5,544
Strategic consulting, software licenses and other	644	869	843	687	918	1,105	1,145	1,192

Total cost of revenue (1)	3,230	3,750	5,152	5,631	5,839	6,040	6,283	6,736

Gross profit	3,738	4,293	5,470	6,262	7,252	7,551	7,873	8,343
Operating expense:
Sales and marketing (1)	1,768	1,834	1,894	2,328	2,468	2,475	2,415	2,435
General and administartive (1)	1,619	1,558	3,372	2,585	2,311	2,266	2,326	2,644
Research and development (1)	1,390	1,384	1,460	1,615	1,932	1,990	2,047	2,101
Depreciation and amortization	576	587	774	772	852	884	907	894

(Loss) income from operations	(1,615)	(1,070)	(2,030)	(1,038)	(311)	(64)	178	269
Other income (expense), net
Interest expense	(193)	(142)	(399)	(429)	(543)	(563)	(526)	(592)
Interest income	7	5	20	14	12	10	11	13
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	5	1	(19)	(53)	27	(179)	(56)	24

Loss before income tax provision	(1,796)	(1,206)	(2,428)	(1,506)	(815)	(796)	(393)	(286)
Income tax provision	14	—	1	8	64	56	46	98

Net loss	$(1,810)	$(1,206)	$(2,429)	$(1,514)	$(879)	$(852)	$(439)	$(384)

Other financial data:
Adjusted EBITDA (2)	$(921)	$(342)	$273	$(125)	$711	$1,024	$1,267	$1,356

(1)
Amounts in table above include stock-based compensation expense, as follows:

	For the Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008		December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(dollars in thousands)
Cost of revenue	$11	$13	$13		$14	$30	$29	$26	$30
Sales and marketing	31	37	37		36	49	60	53	54
General and administrative	67	80	1,468	(a)	80	76	87	79	87
Research and development	9	11	11		10	15	28	24	22

	$118	$141	$1,529		$140	$170	$204	$182	$193

(a) Includes $1.4 million related to the repurchase of certain shares of common stock from several employees.

(2)
We anticipate that our investor and analyst presentations will include Adjusted EBITDA, which we define as net income (loss) plus interest expense, income tax provision (benefit), depreciation and amortization, stock-based compensation expense and (increase) decrease in fair value of warrants for redeemable convertible preferred stock less interest income, and which is a financial measure that is not calculated in accordance with GAAP. The table below provides a reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP. Adjusted EBITDA should not be considered as an alternative to net income (loss), operating income (loss) or any other measure of financial performance calculated and presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate Adjusted EBITDA in the same manner as we do. We prepare Adjusted EBITDA to eliminate the impact of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate these adjustments and the reason we consider them appropriate.

We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance for the following reasons:

•
Adjusted EBITDA is widely used by investors to measure a company's operating performance without regard to items, such as interest expense, interest income, income tax provision (benefit), depreciation and amortization, and stock-based compensation expense, that can vary substantially from company to company depending upon their financing and accounting methods, the book value of their assets, their capital structures and the method by which their assets were acquired;

•
securities analysts use Adjusted EBITDA as a supplemental measure to evaluate the overall operating performance of companies; and

•
we adopted the authoritative guidance for stock-based payments on January 1, 2006 and recorded stock-based compensation expense of approximately $118,000, $141,000, $1,529,000, $141,000, $170,000, $204,000, $182,000 and $193,000 for the three months ended March 31, June 30, September 30 and December 31, 2008 and March 31, June 30, September 30 and December 31, 2009, respectively. Included in the three months ended September 30, 2008 is $1,388,000 of stock-based compensation expense related to the repurchase of certain shares of common stock from several employees. Prior to January 1, 2006, we accounted for stock-based compensation expense using the intrinsic value method under previously authorized guidance, which did not result in any stock-based compensation expense. By comparing our Adjusted EBITDA in different historical periods, our investors can evaluate our operating results without the additional variations caused by stock-based compensation expense, which is not comparable from year to year due to changes in accounting treatment and is a non-cash expense that is not a key measure of our operations.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance because it does not include the impact of items not directly resulting from our core business;

•
for planning purposes, including the preparation of our annual operating budget;

•
to evaluate the effectiveness of our business strategies; and

•
in communications with our board of directors concerning our financial performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results of operations as reported under GAAP. Some of these limitations are:

•
Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or other contractual commitments;

•
Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•
Adjusted EBITDA does not reflect interest expense or interest income;

•
Adjusted EBITDA does not reflect cash requirements for income taxes; and

•
Adjusted EBITDA may not be calculated similarly from company to company.

	Three Months Ended
Reconciliation of Adjusted EBITDA to Net Loss	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(dollars in thousands)
Net loss	$(1,810)	$(1,206)	$(2,429)	$(1,514)	$(879)	$(852)	$(439)	$(384)
Interest expense	193	142	399	429	543	563	526	592
Interest income	(7)	(5)	(20)	(14)	(12)	(10)	(11)	(13)
Income tax provision	14	—	1	8	64	56	46	98
Depreciation and amortization	576	587	774	772	852	884	907	894
Stock based compensation expense	118	141	1,529	141	170	204	182	193
(Decrease) increase in fair value of warrants for redeemable convertible preferred stock	(5)	(1)	19	53	(27)	179	56	(24)

Adjusted EBITDA	$(921)	$(342)	$273	$(125)	$711	$1,024	$1,267	$1,356

As a percentage of revenue:

	For the Three Months Ended
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Operations Data:
Revenue:
Recurring technology and services	71%	65%	75%	82%	84%	82%	82%	82%
Strategic consulting, software licenses and other	29%	35%	25%	18%	16%	18%	18%	18%

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%

Cost of revenue:
Recurring technology and services	37%	36%	41%	42%	38%	36%	36%	37%
Strategic consulting, software licenses and other	9%	11%	8%	6%	7%	8%	8%	8%

Total cost of revenue	46%	47%	49%	47%	45%	44%	44%	45%

Gross profit	54%	53%	51%	53%	55%	56%	56%	55%
Operating expense:
Sales and marketing	25%	23%	18%	20%	19%	18%	17%	16%
General and administrative	23%	19%	32%	22%	18%	17%	16%	18%
Research and development	20%	17%	14%	14%	15%	15%	14%	14%
Depreciation and amortization	8%	7%	7%	6%	7%	7%	6%	6%

(Loss) income from operations	(23)%	(13)%	(19)%	(9)%	(2)%	0%	1%	2%
Other income (expense), net
Interest expense	(3)%	(2)%	(4)%	(4)%	(4)%	(4)%	(4)%	(4)%
Interest income	0%	0%	0%	0%	0%	0%	0%	0%
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	0%	0%	0%	0%	0%	(1)%	0%	0%

Loss before income tax provision	(26)%	(15)%	(23)%	(13)%	(6)%	(6)%	(3)%	(2)%
Income tax provision	0%	0%	0%	0%	0%	0%	0%	1%

Net loss	(26)%	(15)%	(23)%	(13)%	(7)%	(6)%	(3)%	(3)%

Adjusted EBITDA	(13)%	(4)%	3%	(1)%	5%	8%	9%	9%

     Quarterly Trends

        Total revenue increased sequentially for all quarters presented primarily due to increases in the number of total customers, subscription and maintenance renewals by existing customers and service offerings. Recurring revenue increased substantially in the three months ended September 30, 2008 and March 31, 2009 primarily as a result of customers acquired as part of our acquisitions of ISG and InterNoded.

        Revenue from strategic consulting, software licenses and other can vary from quarter to quarter as a result of new customer acquisition as well as revenue recognition attainment on existing customer contracts.

        Gross profit, in absolute dollars, also increased sequentially for all quarters presented primarily due to the growth in revenue, with the largest increase occurring in the three months ended September 30, 2008 primarily as a result of our acquisition of ISG.

        Total operating expense in absolute dollars increased sequentially for most quarters presented primarily due to higher personnel-related costs in sales and marketing, general and administrative and research and development, with the largest increase occurring in the three months ended September 30, 2008, primarily as a result of the additional operating costs of maintaining ISG's infrastructure. Sales and marketing expense for the three months ended December 31, 2008 included a one-time cost of $329,000 for a user conference. In addition, general and administrative expense included a one-time charge of $1.4 million for stock repurchased in conjunction with our acquisition of ISG in the three months ended September 30, 2008 and a one-time charge in the three months ended December 31, 2008 of $203,000 related to a settlement with two former Traq employees.

Liquidity and Capital Resources

     Sources of Liquidity

        Since our inception, we have funded our operations primarily from cash from operations, private placements of preferred stock, subordinated notes, term loans and revolving credit facilities. As of December 31, 2009, we had cash and cash equivalents of $6.2 million and accounts receivable of $11.5 million and amounts due under various debts and credit facilities of $21.3 million.

        We believe that our existing cash and cash equivalents, our cash flow from operating activities and our net proceeds from this offering will be sufficient to pay down our long-term debt and to meet our anticipated cash needs for at least the next twelve months. To the extent our cash and cash equivalents, cash flow from operating activities, and net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of, or investments in, businesses, services or technologies. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

        The following table sets forth our cash and cash equivalents and the major sources and uses of cash for each of the periods set forth below:

	As of December 31,
(dollars in thousands)	2007	2008	2009
Cash and cash equivalents	$1,381	$6,554	$6,163

	Year Ended December 31,
(dollars in thousands)	2007	2008	2009
Net cash (used in) provided by operating activities	$(4,803)	$(1,263)	$2,431
Net cash used in investing activities	(2,492)	(14,097)	(1,625)
Net cash provided by (used in) financing activities	3,818	20,533	(1,197)

Net (decrease) increase in cash and cash equivalents	$(3,477)	$5,173	$(391)

     Cash Flows from Operating Activities

        Operating activities provided $2.4 million of net cash during the year ended December 31, 2009. We incurred a net loss of $2.6 million for the year ended December 31, 2009, which included non-cash charges of depreciation and amortization of $3.5 million and stock-based compensation of $749,000. Changes in asset and liability accounts provided $497,000 of net cash during the year ended December 31, 2009.

        Operating activities used $1.3 million of net cash during the year ended December 31, 2008. We incurred a net loss of $7.0 million for the year ended December 31, 2008, which included non-cash charges of depreciation and amortization of $2.7 million and stock-based compensation of $1.9 million, which includes a $1.4 million charge related to the repurchase of shares of common stock from several employees. Changes in assets and liability accounts provided $533,000 of net cash during the year ended December 31, 2008.

        Operating activities used $4.8 million of net cash during the year ended December 31, 2007. We incurred a net loss of $9.7 million for the year ended December 31, 2007, which included non-cash charges of depreciation and amortization of $1.9 million and stock-based compensation of $279,000. Changes in assets and liability accounts provided $2.3 million of net cash during the year ended December 31, 2007.

     Cash Flows from Investing Activities

        Cash used in investing activities totaled $1.6 million during the year ended December 31, 2009 and consisted of cash of $1.0 million paid in connection with the acquisition of InterNoded, which was acquired on December 23, 2008, and capital expenditures of $660,000 primarily related to the purchase of computer equipment.

        Cash used in investing activities totaled $14.1 million during the year ended December 31, 2008 and consisted of $13.4 million paid in connection with the acquisition of ISG, which was acquired on July 28, 2008, and capital expenditures of $671,000 primarily related to the purchase of computer equipment.

        Cash used in investing activities totaled $2.5 million during the year ended December 31, 2007 and consisted of $2.0 million paid in connection with the acquisition of Traq, which was acquired on March 9, 2007, and capital expenditures of $513,000 primarily related to the purchase of computer equipment.

     Cash Flows from Financing Activities

        Cash flows used in financing activities totaled $1.2 million during the year ended December 31, 2009 primarily consisting of principal payments under our credit facility, settlement liability and capital lease obligations of $780,000 and a $408,000 payment to repurchase securities as part of a litigation settlement.

        Cash flows from financing activities totaled $20.5 million during the year ended December 31, 2008 and included proceeds of $16.7 million in proceeds from the issuance of debt and $11.9 million from the issuance of series F redeemable convertible preferred stock. These proceeds were partially offset by cash paid to repurchase common stock and series A redeemable convertible preferred stock and repayments on long-term debt of $3.2 million.

        Cash flows from financing activities totaled $3.8 million during the year ended December 31, 2007 and included proceeds of $6.0 million from the issuance of debt, net of financing costs. These proceeds were partially offset by repayments on long-term debt of $2.4 million.

Contractual Obligations

        The following table summarizes our material contractual obligations at December 31, 2009 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payments due by period
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years
Long-term debt, including current portion	$19,250	$7,908	$11,342	—
Interest on long-term debt	2,748	1,586	1,162	—
Operating lease obligations	11,427	2,226	5,874	$3,327
InterNoded deferred purchase price	1,500	1,000	500
Capital lease obligations	386	193	193	—
Interest on capital lease obligations	65	30	35	—
Subordinated debt	360	360	—	—
Settlement liability	200	200	—	—

Total	$32,923	$11,887	$17,909	$3,327

  •
  Long-term debt includes a term loan and revolving line of credit with interest rates of 10.25%.

  •
  Operating lease obligations include minimum lease obligations with remaining terms in excess of one year primarily related to office space as well as certain equipment.

  •
  InterNoded deferred purchase price includes the final installment payment related to our acquisition of InterNoded in 2008. The $1.0 million payment was made in January 2010.

  •
  Capital lease obligations include minimum lease obligations with remaining terms in excess of one year related to computer equipment.

  •
  Subordinated debt includes obligations under a debt facility with a group of existing stockholders, which will be fully repaid in June 2010.

  •
  Settlement liability relates to a liability assumed as part of our acquisition of Traq, which will be fully repaid in June 2010.

Off-Balance Sheet Arrangements

        We do not engage in any off-balance sheet financing activities, nor do we have any interest in entities referred to as variable interest entities.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates as well as, to a lesser extent, inflation. We may also face exchange rate risk in the future, as we expand our business internationally.

     Interest Rate Risk

        At December 31, 2009, we had unrestricted cash and cash equivalents totaling $6.2 million. These amounts were held for working capital purposes and were invested primarily in deposits and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

     Foreign Exchange Risk

        We sell our solution worldwide. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since our sales are currently denominated in U.S. dollars, a strengthening of the dollar could make our products less competitive in foreign markets and our accounts receivable more difficult to collect. We do not currently hedge our exposure to foreign currency exchange rate fluctuations. We may, however, hedge such exposure to foreign currency exchange rate fluctuations in the future.

     Inflation Risk

        Inflation and changing prices have not had a material effect on our business, and we do not expect that they will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenue and operating expenses, especially employee compensation costs, may not be readily recoverable in the pricing of our offerings.

Recent Accounting Pronouncements

        In June 2009, the FASB issued ASC 105, The FASB Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162, or the Codification, which establishes the Codification as the single source of authoritative nongovernmental GAAP. The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all of the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009 and, accordingly, we adopted the provisions for our year ended December 31, 2009. The adoption of the Codification did not have an impact on our consolidated financial statements.

        In June 2009, the FASB issued ASC 855 (previously SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on our consolidated financial statements.

        In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011. Earlier application is permitted. We are currently evaluating both the timing and the impact of the pending adoption of ASU 2009-13 on our consolidated financial statements. However, it is not expected to materially affect our consolidated financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption will be permitted. We are currently in the process of determining the effect, if any, the adoption of ASU 2009-14 will have on our consolidated financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820 (previously SFAS No. 157 and related FASB Staff Positions), Fair Value Measurements, related to fair value measurements that defines fair value, establishes a framework in generally accepted accounting principles for measuring fair value and expands disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on our consolidated financial statements.

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

BUSINESS

Overview

        Tangoe is the leading global provider of on-demand communications lifecycle management, or CLM, software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. CLM encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our on-demand Communications Management Platform is a suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services.

        Our solution can provide a significant return on investment by enabling an enterprise to identify and resolve billing errors, to optimize communications service plans for its usage patterns and needs, and to manage used and unused communications assets and services. Our solution allows enterprises to improve the productivity of their employees by automating the provisioning of communications assets and services, and to reduce costs by controlling and allocating communications expenses. It also allows enterprises to enforce regulatory requirements and internal policies governing the use of communications assets and services. Our customers can also engage us through our client services group to manage their communications assets and services using our Communications Management Platform.

        Our total revenue increased from $21.0 million in 2007 to $37.5 million in 2008 to $55.9 million in 2009, which is a result of both organic growth and three acquisitions that we made during 2007 and 2008. We sell our on-demand software primarily on a subscription basis under contracts that typically have terms ranging from 24 to 60 months. We also provide strategic consulting services. As of December 31, 2009, we had more than 350 end customers.

Industry Background and Trends

        An enterprise's communications infrastructure can be critical to nearly every aspect of its operations. In the past, communications infrastructures were largely fixed, consisting of telephones, lines, circuits, switches and fixed networks. These infrastructures have expanded to encompass a growing number of diverse technologies and assets, including Voice over IP, virtual networking, converged voice and data communications, mobile computing, video conferencing, text messaging and mobile devices. These advances in communications technologies and the proliferation of mobile devices have greatly increased the financial and personnel resources required for an enterprise to operate and manage its communications environment. We estimate that enterprises globally spend approximately $425 billion annually on their fixed and mobile communications services.

        The communications industry has also undergone significant competitive and regulatory changes that have resulted in the expansion of the number of service providers and offerings. Enterprises need to manage an increasing number of service options and a growing volume and complexity of communications contracts and billing arrangements. Inefficient management of these expenses, including overpayments as a result of billing errors, often results in enterprises incurring significant avoidable expenses.

        Enterprises are increasingly seeking solutions to effectively and efficiently manage, control and optimize their expanding communications assets, services, usage and associated expenses. The CLM market provides solutions to help meet this demand. The CLM market consists of the telecommunications expense management, or TEM, market and the mobile device management, or MDM, market, which is an emerging market related to TEM.

        A number of trends have increased the demand for CLM solutions as enterprises increasingly seek to control their communications expenses:

  •
  Growing complexity of communications service plans.    As communications carriers' offerings have expanded from traditional fixed services to include wireless, data, virtual networking and Voice over IP, service plans and pricing have grown in complexity. The thousands of available service plans are further complicated by the myriad of available options and corresponding choices in technologies, features, device types and accessories, resulting in almost limitless combinations.

  •
  Large volume and complexity of communications bills.    Carriers maintain a large number of disparate billing systems that result in thousands of invoice formats in many different currencies and languages, making it difficult for global enterprises to normalize, aggregate and analyze their overall communications expenses. Carriers typically bill their enterprise customers on a monthly basis, often sending hundreds to thousands of invoices to many locations within an enterprise. These bills must be routed to the appropriate person, reviewed, validated and processed quickly in order for payment to be remitted on time to avoid penalties, service interruptions or terminations. Further, the proper allocation of those costs is often difficult due to the limitations and complexity of the billing data.

  •
  Pervasive adoption of mobile devices.    Smart phones such as the RIM Blackberry and Apple iPhone and operating systems such as Google Android have become an increasingly significant channel for conducting business. In June 2009, IDC estimated that worldwide shipments of business-use mobile devices would experience a five-year compound annual growth rate of 17.0% to reach 100.2 million units shipped in 2013. Moreover, employees are increasingly using corporate applications on their personal mobile devices. These developments are imposing significant financial, support and administrative burdens on enterprises.

  •
  Increasing corporate risk and regulation.    The communication, dissemination and storage of data across thousands of mobile devices raise critical issues relating to the protection of sensitive corporation information, compliance with data privacy regulations and the prevention of dissemination of inappropriate or confidential information. Enterprises need to implement policies efficiently across systems and devices in order to comply with applicable laws and need to monitor devices remotely in order to avoid inappropriate usage and disclosures.

  •
  Globalization of business.    As enterprises become more global in nature, they increasingly need to manage their communications assets and services in a centralized fashion across carriers, countries of origin and languages. Employees traveling internationally expect to continue to use their mobile devices, complicating enterprises' ability to optimize their mobile coverage plans to minimize costs. Moreover, many international agencies have adopted regulations, resulting in the need for in-depth understanding of local rules, policies and practices, in addition to multi-lingual billing support.

        A variety of homegrown and third-party software products and services have been developed to manage communications assets and services. Many of these existing solutions lack the necessary functionality, reliability and scalability. Homegrown services are labor-intensive and have limited functionality. Third-party point solutions address only limited aspects of the communications lifecycle and general resource management software is not specialized for communications assets and services. All of these traditional solutions have proven inadequate to address the growing complexity of communications technologies, devices, service offerings and billing arrangements. As a result, enterprises increasingly are seeking a comprehensive CLM solution that manages both fixed and mobile communications assets and services, provides global capabilities and integrates with third-party enterprise systems, including accounts payable, general ledger and human resources software applications.

Our Solution

        We are the leading global provider of CLM software and related services. Our on-demand software and related services enable enterprises to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services.

        As of December 31, 2009, we managed a total of $7.4 billion in annual communications expense, of which $1.6 billion is internationally generated and processed through our global receipt centers. Our solution is implemented worldwide, currently providing service coverage in over 180 countries and territories in all corresponding currencies, and our user interface is translated into 16 different languages. We currently process billing and order transactions from communications carriers that represent over 80% of the global communications marketplace.

        Key benefits of our solution include:

        Comprehensive capabilities.    Our solution manages the complete lifecycle of an enterprise's fixed and mobile communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, expense allocation and accounting, and asset decommissioning and disposal. Our MDM software extends our software to mobile devices, enforcing corporate security and usage policies, as well as providing real-time cost avoidance and support.

        Reduced expenses.    Our solution is designed to provide a significant return on investment by enabling an enterprise to identify and resolve billing errors and to manage used and unused communications assets and services. Our solution provides additional savings through service plan optimization and pooling, by preventing unauthorized use of fee-based services and by tracking inventory and usage to identify opportunities to consolidate and replace assets and services with more cost-effective alternatives.

        Increased productivity.    Our solution enables continuous enterprise connectivity through the rapid provisioning of communications assets and services to new and existing end users. Our solution helps ensure that these assets and services operate at optimal levels, increasing workforce productivity. Our support of customer help desks can alleviate the internal information technology constraints of our customers and can provide more efficient support to end users.

        Optimized service agreements.    We are able to assist our customers in optimizing their service arrangements and configuring the appropriate service capabilities, rate structures and business terms to meet their overall corporate objectives and needs. To do so, we draw on our extensive experience, our technology, our knowledge of current trends in communications service contracts and our familiarity with specific regulatory requirements. We provide these capabilities to customers looking to source new services, negotiate new or existing contracts, or optimize costs and services within existing contracts.

        Improved control and visibility.    Our on-demand software organizes disparate billing, ordering and usage data into a uniform format, allowing our customers to easily access, query and analyze their communications expense and asset information. Improved control of the billing process also allows enterprises to pay their bills on time, avoiding late payments and associated service interruptions. Our software provides our customers with improved visibility to allocate costs among their internal business units as well as to analyze communications usage patterns and costs.

        Stronger risk and policy management.    Our solution allows our customers to manage the financial, legal and reputational risks associated with unauthorized or unintended use of their communications assets and services. It provides our customers with enhanced device security capabilities, allowing additional control of sensitive data amidst the evolving dynamics of the modern communications environment. Our customers can administer user-specific policies, allowing or restricting access to certain applications or websites for designated classes of employees. Our software also permits enterprises to modify security policies wirelessly, including remotely erasing all data and information from a lost, stolen or unreturned mobile device.

        Ease of adoption and use.    Our on-demand model allows for rapid implementation and adoption of our software. Our software directly interfaces with carrier systems to enable enterprises to quickly transfer billing and order information to and from their service providers without the burden of costly and time-consuming customizations. Our streamlined self-service tools deliver comprehensive capabilities through intuitive, easy-to-use end-user portals. In addition, our software is highly scalable to accommodate the requirements of our customers as they add communications assets and services and is designed to satisfy strict security requirements.

Our Strategy

        Our strategy is to maintain and extend our position as the leading global provider of CLM solutions. In order to build upon our market and technology leadership, we intend to:

        Extend solution leadership.    We believe that the depth and breadth of our on-demand CLM solution provides us with significant competitive advantages, particularly in addressing the requirements of large enterprises deploying both fixed and mobile communications assets and services. We intend to further enhance our service offerings and improve the functionality and performance of our software by continuing to develop and implement additional capabilities and to localize our applications for new geographies.

        Broaden existing customer relationships.    We plan to leverage our historically high levels of customer satisfaction to increase the communications assets, expenses and services managed by our solution and to cross-sell additional functionality. For example, as its communications infrastructure grows, a customer may increase the scope of its use of our solution to cover an increased volume and variety of mobile devices and service contracts and also license our MDM technology to obtain additional control over its mobile communications infrastructure.

        Acquire new customers.    We intend to acquire new customers by marketing our solution to enterprises that either do not currently have a CLM solution or have an inadequate communications asset and service management solution. In addition, many of our customers are divisions or subsidiaries of large enterprises, which provides us with the opportunity to market our solution to the rest of the enterprise. We intend to continue to expand our customer base, particularly among large enterprises, by hiring additional sales and marketing personnel and by developing and expanding strategic relationships with indirect channel partners.

        Expand international presence.    The global market for outsourced CLM solutions is at a relatively early stage of development, particularly in Europe, the Asia-Pacific region and Latin America. We intend to leverage the global capabilities of our software to increase our international sales. In addition, we intend to continue to build our global operations by further localizing our software, hiring additional international sales and operations personnel, and targeting both new customers in foreign markets and the global operations of existing customers.

        Leverage strategic alliances.    We are developing strategic alliances that we believe will improve our access to additional markets and customers. For example, we have developed relationships with major global business process outsourcing companies such as Affiliated Computer Services, IBM and Perot Systems. We intend to invest in and leverage our existing strategic relationships and build new relationships in order to complement our direct selling efforts and extend our market reach.

        Pursue strategic acquisitions.    Since 2007, we have acquired and integrated three companies with leading technologies for mobile communications management, fixed communications management and MDM, respectively. To accelerate our growth, we plan to continue to identify and selectively pursue acquisitions of, or investments in, businesses, services and technologies that will expand the functionality of our solution, provide access to new markets or customers, or otherwise complement our existing operations.

Software and Services

     Communications Management Platform

        The core of our solution is our Communications Management Platform, or CMP, which is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with the complete lifecycle of an enterprise's fixed and mobile communications assets and services. In addition to offering our suite of software on an on-demand basis, our customers can also engage us through our client service group to manage their communications assets and services using a combination of CMP and our client services. The services we offer include help desk, asset procurement and provisioning and carrier dispute resolution.

        A critical component of CMP is our Communications Data Management technology, which provides the key process automation and integration capabilities necessary for efficient, consolidated data management in the CLM environment. Our Communications Data Management technology processes and normalizes service-provider billing and order-related information for our customers. CMP also integrates with our customers' critical third-party enterprise systems, including enterprise resource planning, accounts payable, general ledger and human resources systems, which enables automated, real-time access to and synchronization with employee, accounting, user access authentication and security policy information. CMP enables previously disparate, yet highly related, processes and information to be both unified and centralized, resulting in significant operational benefits and cost savings.

        CMP implements the baseline policies that govern internal and external enterprise communications interactions. Internal policy, service provider contracts, security and business processing rules provide the basis for enterprises to enforce system and user behavior so that they remain in compliance with enterprise standards and regulations. CMP also provides our customers with comprehensive business intelligence, including historical, trend and predictive analytics, dashboards and reporting capabilities. Information is provided in real-time with flexible views of activity for all aspects and stages of the communications lifecycle.

        We sell CMP in three standard bundles:

  •
  Asset Management;

  •
  Expense Management; and

  •
  Usage Management.

        Each bundle contains baseline capabilities specific to the business function that it addresses, as well as optional capabilities and services that may be selected as a-la-carte extensions to meet specific customer requirements. Each bundle can be sold independently or in combination with others. The three bundles share key capabilities provided in our core technology platform, including third-party system integration, compliance management, security and policy enforcement, status monitoring, configurable business process rules and business intelligence delivered via standard and ad hoc inquiries, dashboards and reports. Our pricing is based on the bundles and additional functions and services that our customers use, as well as the amount of expenses and the number of devices to be managed.

  Asset Management

        The Asset Management bundle of CMP provides full asset procurement, provisioning, tracking and disposal capabilities for fixed and mobile communications assets and services. The Asset Management bundle tracks and audits all add, move, change or disconnect service transaction orders and manages all customer assets and services by location, business unit and employee. Our MDM software allows our customers to manage and maintain their mobile inventory with wireless, real-time monitoring and remote update functions. Key capabilities of the Asset Management bundle of CMP include:

Capability	Description
Catalog Management	Customer-configurable catalog of over 40,000 services, devices, features and plans with dynamic access and presentation based on corporate policy and user profile.
Procure
Capture, validation, approval, submission and tracking of fixed and mobile service and equipment orders. Multiple methods of order capture with full policy, authorization and security enforcement are provided based on customer's needs.
Provision	Establishment of mobile device enterprise connectivity with installation of corporate applications, usage and security policies utilizing wireless provisioning capabilities.
Track	Tracking of fixed and mobile assets, including information regarding characteristics, configurations, ownership, and operational and connectivity status.

Capability	Description
Maintain	Centralized management of mobile devices enabled through on-device software providing security and usage policy enforcement as well as automated mobile policy and mobile application deployments and updates.
Dispose
Collection, data cleansing and disposal of mobile devices. This service secures corporate data assets and completes the lifecycle of individual communications devices in an environmentally responsible manner.

  Expense Management

        The Expense Management bundle of CMP provides automated processing and services to manage every aspect of the fixed and mobile communications billing function, from receipt to payment. Key capabilities of the Expense Management bundle of CMP include:

Capability	Description
Contract Management	Standardized service contract repository for all communication provider agreements, enabling compliance checks of performance and billing against contracted expectations and corporate policies.
Billing
Loading of disparate service and equipment provider invoices into a centralized, normalized billing data repository of all vendor activity. As the billing data is loaded, multiple assurance processes verify all core information has been received and cross-checked for completeness.
Audit
Comparison of billing data against contracted rates, terms, and asset inventories to identify potential discrepancies in actual versus expected charges. The audits are conducted at multiple levels of detail as well as varying degrees of precision based on customer requirements.
Dispute	Non-compliant communication billing, service and asset exceptions are disputed with the associated provider and tracked through resolution.
Allocate	Expense allocation to the appropriate business units, cost centers and employees, with optional accrual of bills not received by the cut-off dates for the accounting period.
Payment
Predefined business rules automate the invoice approval process to ensure that appropriate corporate controls are applied. Compliant, approved invoices are submitted for automated direct payment or to the customers' accounting systems for allocation and payment.
Optimize
Optimization of contracts and plans by matching the most efficient rate and term structures to actual usage patterns and trends, creating an optimal expense environment for our customers' unique business circumstances.

  Usage Management

        The Usage Management bundle of CMP provides enterprises with visibility and control over how communications assets and services are being used in fixed and mobile environments through a combination of real-time and historical usage tracking as well as corporate communications and security policy enforcement. These capabilities allow our customers to reduce usage costs and risks while increasing corporate communications governance. Key capabilities of the Usage Management bundle of CMP include:

Capability	Description
Secure	Disabling mobile devices and the deletion of corporate data from those devices executed by central administrators or the individual end user through a self-service portal. Enables control over lost or stolen devices.
Policy Management	Rules-based, multi-level information technology security and asset usage policies deployed and managed from a centralized console.
Monitor
Real-time monitoring of multiple device characteristics for efficient planning and support as well as proactive problem identification and alerting. Our call accounting function monitors the usage of fixed voice assets for fraud detection and misuse of services.
Real-Time	Device-specific, real-time management of usage costs, including expenses relating to international roaming, non-contracted services and use of services not compliant with corporate policies.
Compliance	Enforcement of corporate communications assets and services usage policies through the prevention of user actions and the tracking of non-compliant behavior based on customer requirements.
Performance	Monitoring and managing wireless server infrastructure performance and mobile device deployment configurations, profiles and policies.
Support	Multiple-level mobile device assistance available as a full service or in conjunction with existing enterprise help desks.

     Strategic Consulting and Other Services

        We offer a comprehensive set of strategic consulting services that address all areas of CLM for fixed and mobile environments. These services can be contracted separately or in conjunction with CMP.

        Our strategic consulting services offerings include:

  •
  Sourcing.    We assist our customers with reviewing and negotiating contracts with communications carriers. Many of our consultants have past employment experience with major communications carriers and a broad and deep knowledge of the various communications service plans and contracts currently available.

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  Bill auditing.    We work with our customers to identify billing errors and other issues related to usage and contract activity.

  •
  Inventory optimization.    We advise our customers on how to align their current asset and service inventories with their business objectives.

  •
  Mobile optimization.    We aid our customers in aligning their mobile policies, assets, contracts and requirements.

  •
  Policy administration.    We work with our customers to formulate policies concerning the appropriate use of communications assets and services. In addition, we help our customers develop best-practice policies regarding risk mitigation, entitlements, cost management, liability models, cost allocation methodologies and positive behavioral management.

        We also offer standard implementation services, including data conversion, system configuration, process review and corporate system integration, to assist our customers in the setup and deployment of CMP.

Technology

        Our on-demand CMP is designed to be accessible, scalable and secure. Our customers access our software through a standard web browser without requiring any changes in their network or information technology infrastructures. Our applications are highly scalable to accommodate the requirements of our customers as they grow or add communications assets, services and users. CMP is also designed to satisfy strict security requirements. We use advanced security technologies and protocols to provide security for the data that is transmitted and transactions that are processed through our software. In addition, our technology segregates each customer's data to ensure that there is no comingling of confidential information. We also provide our customers with the ability to set extensive roles and permissions within their enterprises.

        Our Communications Data Management middleware technology provides the key process automation and integration capabilities necessary for efficient consolidated data management in the CLM environment. Using our Communications Data Management technology, CMP processes and normalizes the high volumes of disparate billing and ordering data from the legacy systems of hundreds of communications service providers globally into standardized, actionable information. Our flexible and scalable Communications Data Management technology allows us to provide highly leveraged services to manage this information, removing significant processing complexity and maintenance responsibilities from our customers. Our Communications Data Management technology and standard system interfaces provide bi-directional data processing transfer and integration with third-party service and equipment providers. The technology also integrates with third-party enterprise accounting and human resource systems to provide a closed-looped environment within existing enterprise systems.

Data Centers

        We utilize four data centers to host CMP, all of which are Tier 3 or Tier 4 and SAS70 certified. AT&T operates our data center in New York, New York, Data Foundry operates our data center in Austin, Texas and Verizon Business operates our data centers in Billerica, Massachusetts and Beltsville, Maryland.

        We operate all of the servers that host CMP within these data centers. We utilize monitoring technology that continuously checks the servers and key underlying components at regular intervals for availability and performance, ensuring availability to our customers. We also have a site operations team for each data center that provides system management, maintenance, monitoring and back-up. Our agreements with our customers contain guarantees regarding specified levels of system availability, and we regularly provide our customers with performance reports against those standards.

        Each data center provides security measures, redundant environmental controls, sophisticated fire suppression systems and redundant electrical generators. To facilitate data loss recovery, we operate a multi-tiered system configuration with load-balanced web server pools, replicated database servers and fault-tolerant storage devices. The architecture is designed to ensure near real-time data recovery in the event of a malfunction of a primary server. Based on customer requirements, we can also provide near real-time asynchronous data replication between operational and disaster recovery backup sites.

Sales and Marketing

        We market and sell our solution worldwide primarily through our direct sales force and through indirect distribution channel partners. Our direct sales efforts involve contact with multiple decision makers, frequently including the prospective customer's chief financial officer, chief information officer and chief technology officer.

        Our marketing strategy is to generate qualified sales leads, build our brand and increase market awareness of Tangoe as the leading provider of CLM solutions. These efforts are specifically targeted to information technology and finance executives.

        We engage in a variety of marketing activities, including e-mail and direct mail campaigns, co-marketing strategies designed to leverage existing strategic relationships, website marketing, topical webcasts, public relations campaigns, speaking engagements and forums and industry analyst visibility initiatives. We participate in and sponsor conferences and demonstrate and promote our software and services at trade shows targeted to information technology and finance executives. We also publish white papers relating to CLM issues and develop customer reference programs, such as customer case studies.

        We actively communicate with our existing customers to enhance customer satisfaction, gain input for future product strategy and promote the adoption of additional software and services.

Strategic Alliances

        In addition to our direct sales force, we have an indirect distribution channel consisting of strategic alliances. We currently have fifteen strategic alliance partners, including companies such as Affiliated Computer Services, IBM and Perot Systems. By taking advantage of the existing relationships, customer bases and geographic proximities of our strategic alliance partners, we are able to market our solution to additional prospective customers.

        Our strategic alliance partners are typically responsible for lead generation, sales cycle execution and ongoing management of the end customer accounts. In some case, our strategic alliance partners also provide implementation, operational and value-added consulting services related to our solution, which are typically branded as being provided by the specific partner.

Customers

        As of December 31, 2009, more than 350 end customers were using our software or services. We consider each independent division or subsidiary of a larger enterprise to be a separate end customer due to the fact that each division or subsidiary typically involves a separate sales cycle and contractual relationship. Our end customers range from large global, multi-location companies with more than 350,000 employees to single-location companies with as few as 150 employees. No single end customer accounted for more than 10% of our total revenue for 2007, 2008 or 2009. No single alliance partner accounted for more than 10% of our total revenue for 2007 and 2008. In 2009, IBM, one of our alliance partners, accounted for 11.8% of our total revenue, up from 7.2% in 2008.

Case Studies

        Some representative customer experiences with our solution include:

  •
  A domestic benefit management company with over 2,200 mobile devices was spending over $1.8 million annually for its mobile communications and was experiencing plan overages on a monthly basis. The company desired to reduce communication spend, improve asset and expense visibility, and implement new mobile communication processes throughout the organization. The company implemented our Asset Management and Expense Management solution bundles. The company reduced its per minute usage cost by over 25% while improving its control and visibility over expense accounting and asset acquisition processes. Using our solution, the company achieved additional savings and asset control by identifying and disconnecting nearly 200 phone numbers that were no longer used. The company experienced a return on investment of over 461% in the first year.

  •
  A global medical technology company with over 3,300 mobile devices and operations in 32 countries was spending over $4.5 million annually for mobile communications with 4 major carriers. The company had no centralization of data, inconsistent policies and enforcement, and payment processing challenges. The company also had very limited internal resources to manage its mobile environment. The company desired to reduce communication expenses, centralize invoice processing, improve mobile policy controls and gain visibility and control of its communications-related spend and assets. The company implemented our Asset Management, Expense Management and Usage Management solution bundles to improve operational efficiencies of its expense processing and asset acquisition activities, reduce carrier expenses, implement consistent mobile usage policies and consolidate business intelligence of its mobile communications environment. The company experienced a return on investment of over 200% in the first year.

  •
  A global information and analytics management company had a decentralized communications environment with limited volume procurement negotiation capabilities. The company had 23 service contracts across 18 countries and did not have the resources to gather the required information to make coordinated communication purchasing decisions. The company utilized our strategic consulting services for global data collection, contract review and negotiation, bill audit and inventory optimization. Using our services, the company successfully rationalized and renegotiated its carrier contract portfolio, which consolidated its European, Middle East and African mobile carriers and provided $3.1 million in annual savings over the life of the contract. Additional audits and inventory reviews delivered over $575,000 in expense recovery savings during the first year.

  •
  A global high-technology instrument company with locations in 30 countries was receiving over 2,400 monthly telecommunications invoices from over 185 carriers in 14 different languages involving multiple financial systems. It required a global, scalable solution to provide centralized bill processing, visibility and audit controls for its telecommunications spend. By implementing our Expense Management solution bundle in 27 countries, the company was able to consolidate its processing activities into one location. Utilizing our call accounting, rating and chargeback functions, the company's internal cost allocation has improved. Our direct pay function, which was implemented in 18 different countries, has significantly reduced the company's internal administration of payment processing and the late fees incurred by the company. With our solution, the company has substantially increased visibility and control over its global communications spend.

Research and Development

        Our current research and development activities focus on enhancements to CMP for both our fixed and mobile customers. Our planned enhancements include additional localized versions of CMP for foreign countries, MDM support for additional devices and operating systems such as Google Android, and additional business intelligence capabilities.

        We work closely with our customers while developing our software and services and are responsive to their feedback throughout the process. Our customers, including their employees and other end users, provide extensive input regarding a wide variety of user experiences, which we then incorporate into our software and services. Our research and development personnel regularly assist our service and support personnel to address customer inquiries, which creates another mechanism for feedback into the development process.

        We utilize small development teams dedicated to specific applications that apply a standard architecture with centralized technology oversight to ensure standardization, efficiency and interoperability. Our development teams are comprised of both domestic employees and domestic and international contractors. We have built CMP utilizing commercially available software, including Microsoft, Oracle and Red Hat.

        Our research and development expenses were $7.0 million, $5.8 million and $8.1 million for 2007, 2008 and 2009, respectively.

Competition

        The CLM market is fragmented, competitive and rapidly evolving. We expect to encounter new and evolving competition as this market consolidates and matures and as enterprises become more aware of the advantages and efficiencies that can be attained from the use of specialized software and other technology solutions.

        We believe that the principal factors that generally determine a company's competitive advantage in the CLM market include the following:

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  ability to deliver asset, expense and usage management both in the United States and internationally;

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  easily demonstrable cost-effective benefits for customers;

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  broad product functionality, vision and ability to provide additional solutions over time;

  •
  rapid deployment and adoption capabilities;

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  scalability of systems, business processes and company to handle large volumes of transactions and data effectively and efficiently;

  •
  ability to support large, complex global customer implementations;

  •
  solution bundling and option flexibility during customer purchases;

  •
  ease of use;

  •
  system performance, speed and reliability;

  •
  flexibility and configurability to meet multifaceted customer requirements;

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  financial stability and ongoing viability;

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  data and process security;

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  availability and quality of consulting, training and help-desk services;

  •
  ease of integration with existing applications and data; and

  •
  competitive sales and marketing capabilities.

We believe that we are able to compete effectively in all of these respects.

        Currently, we categorize our competition as primarily coming from five sources:

  •
  technology providers of TEM solutions, including Invoice Insight, MDSL, Quickcomm, Rivermine and Symphony SMS;

  •
  technology providers of MDM point solutions, including BoxTone, Good Technology, RIM, Sybase and Zenprise;

  •
  outsourced service providers selling TEM solutions, including HCL Expense Management Services, ProfitLine, Telwares and TnT Expense Management;

  •
  other enterprise software providers, including Ariba and PAETEC; and

  •
  solutions developed internally by enterprises.

        We compete with technology providers and outsourced service providers selling TEM and/or MDM solutions. Many of our competitors focus on limited or specialized capabilities in one or more aspects of our overall solution such as either fixed or mobile communications, single devices or operating systems, mobile device monitoring, invoice processing, asset procurement, inventory management, bill auditing or contract sourcing. We believe that we are able to compete successfully with these vendors due to our comprehensive, integrated solution, our proven ability to successfully manage large, complex implementations, our scalable software that effectively and efficiently handles large volumes of complex transactions, our ability to rapidly deliver cost-effective benefits to our customers, our ability to innovate and continuously provide additional value-add solutions and our flexibility to meet our customers' complex CLM business challenges.

        We also compete with resource management solutions and solutions developed internally by enterprises. Resource management solutions often do not have the functionality or tracking capabilities necessary to meet the requirements of the complex and dynamic communications lifecycle. Similarly, many enterprise legacy databases and software systems were not designed to support the communications lifecycle, and building and maintaining a custom solution often requires extensive financial and technical resources that may not be available or cost-effective for most enterprises.

        Some of our actual and potential competitors may enjoy greater name recognition, longer operating histories, more varied products and services and larger marketing budgets, as well as substantially greater financial, technical and other resources than we do. In addition, we may also face future competition from new market entrants. For instance, a large communications carrier may develop an MDM solution that is competitive with ours. We believe that our large customer base and our comprehensive and integrated solution position us well to compete effectively in the future.

Intellectual Property

        Our intellectual property rights are important to our business. We rely on a combination of patent, copyright, trademark, servicemark, trade secret and other rights in the United States and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our proprietary technology, processes and other intellectual property. We have nine issued patents with expiration dates ranging from 2020 to 2024 and four patents pending.

        We enter into confidentiality and other written agreements with our employees, customers, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop software or services with the same functionality as our software and services. In addition, U.S. patent filings are intended to provide the holder with a right to exclude others from making, using, selling or importing in the United States the inventions covered by the claims of granted patents. Our patents, including our pending patents, if granted, may be contested, circumvented or invalidated. Moreover, the rights that may be granted in those issued and pending patents may not provide us with proprietary protection or competitive advantages, and we may not be able to prevent third parties from infringing those patents. Therefore, the exact benefits of our issued patents and, if issued, our pending patents and the other steps that we have taken to protect our intellectual property cannot be predicted with certainty.

        Although the protection afforded by patent, copyright, trademark, servicemark and trade secret law, written agreements and common law may provide some advantages, we believe that the following factors help us maintain a competitive advantage:

  •
  the technological skills of our research and development personnel;

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  frequent enhancements to our software and services;

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  continued expansion of our proprietary technology; and

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  high levels of customer service.

        "Tangoe" is a registered trademark in the United States and is the subject of a trademark application in the European Union.

Employees

        As of December 31, 2009, we had 439 full-time employees, of which 49 were in sales and marketing, 56 were in account management and help desk services, 52 were in implementation and data management services, 18 were in strategic consulting, 179 were in client services, 55 were in research and development and 30 were in general and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        Our corporate headquarters are located in Orange, Connecticut, where we lease approximately 66,000 square feet. We use this facility for administration, sales and marketing,

research and development and customer operations. We also lease approximately 21,600 square feet in Austin, Texas that we use for research and development and customer operations, 14,700 square feet in Parsippany, New Jersey that we use for research and development and customer operations, 5,700 square feet in New York, New York that we use for research and development, 5,400 square feet in Waltham, Massachusetts that we use for sales and marketing, research and development and customer operations and 1,600 square feet in Hoboken, New Jersey that we use for customer operations. We believe that our current facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and expand our markets, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

        We are from time to time subject to various legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these other claims cannot be predicted with certainty, management does not believe that the outcome of any of these other legal matters will have a material adverse effect on our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors

        Our executive officers and directors, their current positions and their ages as of March 1, 2010 are set forth below:

Name	Age	Position(s)
Albert R. Subbloie, Jr.	49	President, Chief Executive Officer and Chairman of the Board
Gary R. Martino	49	Chief Financial Officer
Albert M. Rossini	53	Executive Vice President, Global Sales
Charles D. Gamble	49	Senior Vice President, Fixed Solutions
Scott E. Snyder	45	Senior Vice President, Mobile Solutions
David M. Coit (1)	62	Director
Gary P. Golding (2)	53	Director
Ronald W. Kaiser (1)(2)	56	Director
Jackie R. Kimzey (3)	57	Director
Gerald G. Kokos (1)(3)	60	Director
Richard S. Pontin	56	Director
Noah J. Walley (2)(3)	46	Director

(1)
Member of audit committee.

(2)
Member of compensation committee.

(3)
Member of nominating and corporate governance committee.

        Albert R. Subbloie, Jr. co-founded Tangoe and has served as President and Chief Executive Officer since October 2000. Mr. Subbloie has also been a member of our board of directors since February 2000 and became Chairman of the Board in March 2010. Mr. Subbloie served as President and Chief Executive Officer of FreeFire, Inc., a provider of an internet software customer relationship management solution, from April 2000 until its sale in July 2000 to TeleTech Holdings, Inc., a business process outsourcing company, following which he served as Executive Vice President of Business Development of TeleTech Holdings, Inc. until October 2000. From 1990 to April 2000, Mr. Subbloie served as President and Chief Executive Officer of Information Management Associates, Inc., or IMA, a global provider of enterprise call center software solutions. Mr. Subbloie also served on the board of directors of buyingedge.com, Inc., a reverse auction website and a subsidiary of IMA from August 1999 until its sale in May 2000. In July 2000, IMA filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Since March 2006, Mr. Subbloie has served on the board of directors of Operative, Inc., a provider of on-demand internet advertising software management solutions. Mr. Subbloie also served on the board of directors of Acsis, Inc., a provider of radio-frequency identification device management solutions, from March 1998 until its sale in October 2005, including as Chairman of the Board beginning in June 2004. Mr. Subbloie serves on the board of directors of the Connecticut Technology Counsel and has previously served as its Chairman. Mr. Subbloie holds a degree in Economics from Trinity College. As our founder, President and Chief Executive Officer, as well as a principal stockholder, we believe that Mr. Subbloie's detailed knowledge of our company provides a critical contribution to our board of directors.

        Gary R. Martino has served as our Chief Financial Officer since July 2007. Mr. Martino was also a member of our board of directors from February 2000 to March 2007. From 2001 to July 2007, Mr. Martino was a Managing Director of Riverside Advisors, LLC, a corporate development, financial and mergers and acquisitions advisory firm. From 2000 to 2001, Mr. Martino served as a financial consultant to 6FigureJobs.com, Inc., a career website. Mr. Martino served as Chief Financial Officer of IMA from 1990 to 1999, Executive Chairman of IMA from 1990 to April 2000, President of IMA's buyingedge.com, Inc. subsidiary from 1999 to April 2000 and a non-employee director of IMA from April 2000 to July 2000. In July 2000, IMA filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Prior to IMA, Mr. Martino worked with Arthur Anderson and Company as a senior consultant responsible for software programming and project management for accounting and decision support software. Mr. Martino received his B.S.B.A. from Georgetown University where he majored in accounting and computer science.

        Albert M. Rossini has served as our Executive Vice President, Global Sales since December 2006. From September 2000 to June 2005, Mr. Rossini served as Senior Vice President, Sales and Services of HSS, Inc., a provider of coding, regulatory and reimbursement solutions for hospitals and payer organizations. Prior to HSS, Mr. Rossini served as Senior Vice President of Sales and Marketing for Elcom International, a software development company, and previously managed both national and international campaigns for Nynex and Digital Equipment Corporation. Mr. Rossini holds a B.A. from the University of Connecticut.

        Charles D. Gamble co-founded Tangoe and has served as Senior Vice President since February 2000, most recently as Senior Vice President, Fixed Solutions. Prior to Tangoe, Mr. Gamble served as President and Chief Operating Officer of a large consumer electronics internet retailer, selling satellite television systems and telecommunications equipment over the internet. Earlier, Mr. Gamble launched the ISP division for Progressive Concepts, Inc., a cellular reseller. Mr. Gamble holds an M.B.A. from the Wharton Business School and a B.A. from Georgetown University.

        Scott E. Snyder has served as our Senior Vice President, Mobile Solutions since October 2008. From March 2007 to October 2008, Mr. Snyder served as our Senior Vice President, Managed Services. Mr. Snyder served as Chief Operating Officer of Traq from August 2006 until its acquisition by us in March 2007. From April 2005 to August 2006, Mr. Snyder served as Vice President, Engineering and Operations of Traq. Prior to his tenure at Traq, Mr. Snyder was employed by Austin-based Trilogy Software, Inc., where he led product direction and development. Mr. Snyder holds M.S. and B.S. degrees from the University of Michigan.

        David M. Coit has been a member of our board of directors since August 2006. Mr. Coit founded North Atlantic Capital Corporation, a venture capital firm, and has served as its President since May 1986. Prior to founding North Atlantic Capital Corporation, Mr. Coit served as President of Maine Capital Corporation. Mr. Coit earned a B.A. from Yale University and an MBA from Harvard Business School. He is a past Chairman of the Board of Governors of the National Association of Small Business Investment Companies and has served on the Board of the New England Venture Capital Association. He is a former U.S. Naval Officer. In addition to representing one of our principal stockholders, we believe that Mr. Coit's experience serving on numerous boards of directors and more than 20 years of experience as a venture capital investor allows him to be a key contributor to our board of directors.

        Gary P. Golding has been a member of our board of directors since September 2002. Since September 1997, Mr. Golding has served as a General Partner and Investment Manager of Edison Venture Fund, a venture capital firm. Prior to joining Edison, Mr. Golding co-founded the CEO Venture Fund, a venture capital firm and served as General Partner and Chief Operating Officer of CEO Venture Fund II. Mr. Golding serves on the board of directors of Vocus, Inc., a publicly traded provider of software for public relations management. Mr. Golding received a bachelor's degree in Management Science from Boston College and an M.A. in Urban and Regional Planning from the University of Pittsburgh. In addition to representing one of our principal stockholders, we believe that Mr. Golding's service on over 20 boards of directors over his career allows him to bring extensive experience regarding the management of private and public companies to our board of directors.

        Ronald W. Kaiser has been a member of our board of directors since January 2009. Since November 2009, Mr. Kaiser has served as Chief Executive Officer and Chairman of the Board of MobileAccess Networks, Inc., a provider of in-building wireless communications equipment. From January 2008 to October 2009, Mr. Kaiser served as an independent consultant. From January 2007 to January 2008, Mr. Kaiser served as Chief Financial Officer of Sucampo Pharmaceuticals, Inc., a pharmaceutical research and development company. From March 2005 to December 2006, Mr. Kaiser served as Chief Financial Officer of PharmAthene, Inc., a provider of medical products to counter biological and chemical weapons. From April 2003 to January 2005, Mr. Kaiser served as Chief Financial Officer of Air Cargo, Inc., a freight logistics and bill processing provider. In December 2004, Air Cargo, Inc. filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. Mr. Kaiser also serves on the boards of directors of Vocus, Inc., a publicly traded provider of software for public relations management, and OPNET Technologies, Inc., a publicly traded provider of solutions for managing applications and networks. We believe that Mr. Kaiser's experience in corporate finance, accounting and executive management, and his service as Chief Financial Officer for nine different technology companies, allows him to be a key contributor to our board of directors.

        Jackie R. Kimzey has been a member of our board of directors since March 2008. Since October 1999, Mr. Kimzey has served as a General Partner of Sevin Rosen Funds, a venture capital firm. Prior to joining Sevin Rosen, Mr. Kimzey held management positions at the semiconductor manufacturer Mostek and was also co-founder and Chief Executive Officer of wireless provider ProNet. Mr. Kimzey graduated from Abilene Christian University and holds an M.B.A. from the University of Dallas. In addition to representing one of our principal stockholders, we believe that Mr. Kimzey's previous experience as a chief executive officer and his service on numerous boards of directors allows him to be a key contributor to our board of directors.

        Gerald G. Kokos has been a member of our board of directors since September 2002. Since January 2000, Mr. Kokos has served as President, Chief Executive Officer and a director of VFA, Inc., a provider of solutions for facilities capital planning and spend management. Prior to his tenure at VFA, Mr. Kokos served as President and CEO of Empirical Software, Inc., a software start-up company focusing on service level management solutions, from 1998 to 2000. From 1996 to 1998, Mr. Kokos served as Executive Vice President of the Investors Services Group at First Data Corporation, a payment processing company. Mr. Kokos holds a bachelor's degree from the United States Coast Guard Academy and an M.B.A. from Yale University. Prior to his business career, Mr. Kokos served in the U.S. Coast Guard for nine years, achieving the rank of lieutenant commander. We believe that Mr. Kokos' qualifications to sit on our board of directors include a detailed understanding of enterprise solution providers, which is directly relevant to our business, and expertise in the management of complex technology companies.

        Richard S. Pontin has been a member of our board of directors since March 2007. Mr. Pontin served as Chief Executive Officer of Traq from December 2004 until its acquisition by us in March 2007, following which Mr. Pontin served as our Executive Chairman until May 2009. Prior to joining Traq, Mr. Pontin served as President and Chief Operating Officer of Broadwing Communications (now Level 3) and as President and Chief Operating Officer of Cincinnati Bell. From May 2009 to January 2010, Mr. Pontin served as Chief Executive Officer of Airband Communications, Inc., a provider of fixed-wireless broadband for businesses. Since January 2010, Mr. Pontin has served as Chief Executive Officer of AirClic, Inc., a provider of mobile solutions for tracking and managing data. Mr. Pontin received his Bachelor of Science and M.B.A. degrees from Drexel University. As the Chief Executive Officer of multiple companies, including Traq, we believe that Mr. Pontin's detailed knowledge of our business and his ability to manage complex technology companies allows him to be a key contributor to our board of directors.

        Noah J. Walley has been a member of our board of directors since July 2008. Since April 2003, Mr. Walley has served as Head of North American Technology Investing of Investor Growth Capital, Inc., a venture capital firm. Prior to his tenure at Investor Growth Capital, Mr. Walley served as a General Partner with Morgan Stanley Venture Partners and prior to joining Morgan Stanley he worked for the venture capital firms of Bachow & Associates and Desai Capital Management, as well as the management consulting firm McKinsey & Company. Mr. Walley holds a J.D. degree from Stanford Law School and as well as M.A. and B.A. degrees from Oxford University. In addition to representing one of our principal stockholders, we believe that Mr. Walley's experience serving on numerous boards of directors and as a venture capital investor and management consultant allows him to be a key contributor to our board of directors.

        Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

        Our board of directors currently consists of eight members, all of whom were elected as directors pursuant to a stockholders' voting agreement that we have entered into with holders of our preferred stock. The stockholders' agreement will terminate upon the closing of this offering and there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

        In accordance with the terms of our certificate of incorporation and bylaws that will be effective as of the closing date of this offering, our board of directors will be divided into three classes, each of which will consist, as nearly as possible, of one-third of the total number of directors constituting our entire board of directors and each of whose members will serve for staggered three-year terms. As a result, only one class of our board of directors will be elected each year. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires. Upon the closing of this offering, the members of the classes will be as follows:

  •
  the class I directors will be Messrs. Golding, Kaiser and Kokos, and their term will expire at the annual meeting of stockholders to be held in 2011;

  •
  the class II directors will be Messrs. Coit, Pontin and Walley, and their term will expire at the annual meeting of stockholders to be held in 2012; and

  •
  the class III directors will be Messrs. Kimzey and Subbloie, and their term will expire at the annual meeting of stockholders to be held in 2013.

        Our certificate of incorporation and bylaws that will be effective as of the closing date of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws also provide that our directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

        Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company's board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule 5605(a)(2), a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

        In April 2010, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Coit, Golding, Kaiser, Kimzey, Kokos and Walley, representing six of our eight directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under Rule 5605(a)(2) of the Nasdaq Listing Rules. Our board of directors also determined that Messrs. Coit, Kaiser and Kokos, who comprise our audit committee, Messrs. Golding, Kaiser and Walley, who comprise our compensation committee, and Messrs. Kimzey, Kokos and Walley, who comprise our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the Nasdaq Listing Rules, as applicable. In making such determination, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board of directors. Following this offering, copies of each committee's charter will be posted on the Investor Relations section of our website, which is located at www.tangoe.com.

     Audit Committee

        The members of our audit committee are Messrs. Coit, Kaiser and Kokos. Mr. Kaiser is the chair of the audit committee and is also an "audit committee financial expert," as defined in applicable SEC rules. The audit committee's responsibilities include:

  •
  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

  •
  overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

  •
  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

  •
  monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

  •
  discussing our risk management policies;

  •
  establishing policies regarding hiring employees from the independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

  •
  meeting independently with our independent registered public accounting firm and management;

  •
  reviewing and approving or ratifying any related person transactions; and

  •
  preparing the audit committee report required by SEC rules.

        All audit and non-audit services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

     Compensation Committee

        The members of our compensation committee are Messrs. Golding, Kaiser and Walley. Mr. Golding is the chair of the compensation committee. The compensation committee's responsibilities include:

  •
  reviewing and approving, or making recommendations to our board with respect to the compensation of our executive officers;

  •
  overseeing an evaluation of our senior executives;

  •
  reviewing and making recommendations to our board with respect to cash and equity incentive plans;

  •
  administering our equity incentive plans;

  •
  reviewing and making recommendations to our board with respect to director compensation;

  •
  reviewing and discussing annually with management our "Compensation Discussion and Analysis" disclosure required by SEC rules; and

  •
  preparing the annual compensation committee report required by SEC rules.

     Nominating and Corporate Governance Committee

        The members of our nominating and corporate governance committee are Messrs. Kimzey, Kokos and Walley. Mr. Kimzey is the chair of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:

  •
  identifying individuals qualified to become members of our board;

  •
  recommending to our board the persons to be nominated for election as directors and to each of our board's committees;

  •
  reviewing and making recommendations to our board with respect to management succession planning;

  •
  developing and recommending to our board corporate governance principles; and

  •
  overseeing an annual evaluation of our board.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

        Our board of directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code of business conduct and ethics will be posted on the Investor Relations section of our website, which is located at www.tangoe.com.

Director Compensation

        Historically, we have not paid cash compensation to any non-employee director that is associated with one of our venture capital investors. During 2009 and prior to this offering in 2010, we paid each other non-employee director (i) an annual retainer of $10,000 for service as a director, (ii) an additional annual fee of $2,500 for each committee on which the director serves and (iii) an additional annual fee of $2,500 for each committee of which the director serves as the chairman. We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

        Our president and chief executive officer has not received any compensation in connection with his service as a director. The compensation that we pay to our president and chief executive officer is discussed in the "Management—Executive Compensation" section of this prospectus.

        The following table sets forth information regarding compensation earned by our non-employee directors during 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)		All Other Compensation ($)		Total ($)
David M. Coit	—	—		—		—
Gary P. Golding	—	—		—		—
Ronald W. Kaiser	$15,000	$72,644	(2)	—		$87,644
Jackie R. Kimzey	—	—		—		—
Gerald G. Kokos	12,500	17,435	(3)	—		29,935
Richard S. Pontin (4)	—	59,309	(5)	$109,606	(6)	168,915
Noah J. Walley	—	—		—		—

(1)
These amounts represent the aggregate grant date fair value of the options granted during 2009 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent actual amounts paid to or realized by the director with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus.

(2)
This amount represents an option to purchase 250,000 shares of our common stock with an exercise price of $0.47 per share granted to Mr. Kaiser in connection with his service on our board of directors. This option vests in four equal annual installments through January 30, 2013.

(3)
This amount represents an option to purchase 60,000 shares of our common stock with an exercise price of $0.47 per share granted to Mr. Kokos in connection with his service on our board of directors. This option vests in four equal annual installments through January 30, 2013.

(4)
Mr. Pontin served as Executive Chairman until May 15, 2009, following which he became a non-employee member of our board of directors. During his time as Executive Chairman, Mr. Pontin was compensated as an employee and did not receive any additional compensation in connection with his service as a director.

(5)
This amount represents an option to purchase 200,000 shares of our common stock with an exercise price of $0.47 per share granted to Mr. Pontin in connection with his service as Executive Chairman. This option was vested as to 25% of the shares as of the date of grant and vests in equal monthly installments as to the remaining shares through January 30, 2012.

(6)
This amount consists of (i) $84,375 of salary that we paid to Mr. Pontin during his time as Executive Chairman, (ii) an $18,000 bonus that we paid to Mr. Pontin pursuant to our 2009 corporate bonus plan for the portion of 2009 that he served as Executive Chairman, (iii) $6,416 in health benefits that we provided to Mr. Pontin during the portion of 2009 that he served as a non-employee member of our board of directors, which we provided to Mr. Pontin in lieu of paying him the director fees to which he would have otherwise been entitled, (iv) $702 in matched 401(k) contributions and (v) $113 with respect to group life insurance.

        In                           2010, our board of directors approved a compensation program, which will become effective upon the closing of this offering, pursuant to which we will pay each non-employee director an annual retainer consisting of (i) $20,000 for service as a director, (ii) $5,000 for service on the audit committee ($10,000 in the case of the chairman of the audit committee), (iii) $2,500 for service on the compensation committee ($5,000 in the case of the chairman of the compensation committee) and (iv) $2,500 for service on the nominating and corporate governance committee ($5,000 in the case of the chairman of the nominating and corporate governance committee). Each non-employee director may elect to receive all or part of the annual retainer in the form of unrestricted shares of common stock. The number of shares of common stock to be issued will be determined by dividing the amount of the annual retainer to be received in the form of stock by the fair market value of our common stock on the date the annual retainer is to be paid. We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

        In addition, on the date of each annual meeting of stockholders, each non-employee director that will serve on our board of directors following such annual meeting will receive an option to purchase a number of shares of our common stock equal to the sum of (i) 50,000 shares for service as a director, (ii) 15,000 shares for service on the audit committee (25,000 shares in the case of the chairman of the audit committee), (iii) 7,500 shares for service on the compensation committee (15,000 shares in the case of the chairman of the compensation committee) and (iv) 7,500 shares for service on the nominating and corporate governance committee (15,000 shares in the case of the chairman of the nominating and corporate governance committee). Each of these options will vest in full on the earlier of the one-year anniversary of the date of grant and the date of our annual meeting of stockholders for the subsequent year, subject to the non-employee director's continued service as a director. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

        On April 16, 2010, we granted our non-employee directors options to purchase an aggregate of 465,000 shares of our common stock with an exercise price of $1.34 per share. The terms of these options and the number of shares of common stock underlying each non-employee director's option are consistent with the preceding paragraph based on the committee memberships set forth in the "Management—Board Committees" section of this prospectus. We made these grants with the expectation that we will not hold an annual meeting of stockholders during 2010.

Executive Compensation

     Compensation Discussion and Analysis

  Overview

        Our executive compensation program is administered by the compensation committee of our board of directors, subject to the oversight and approval of our full board of directors. Our compensation committee reviews our executive compensation practices on an annual basis and based on this review makes recommendations to our board of directors for approval, which has full discretion to approve or modify the recommendations of the compensation committee.

        For the fiscal year ended December 31, 2009 and all prior fiscal years, our executive compensation programs were developed and implemented in a manner consistent with the practices of other venture-backed, privately held companies, which are less formal than those typically employed by a public company. During this time, our compensation committee and board of directors generally set our executive compensation by considering the employment and compensation histories of each of our executives and comparing our executives' compensation to our compensation committee's and our board's estimates of executive compensation paid by private venture-backed companies in our industry and region with revenue comparable to our own as well as public software and technology companies that had recently made initial public offerings and had revenue comparable to those of our company. These estimates were based on third-party surveys and research informally conducted by our directors regarding pay practices at these companies and upon the experience of our directors in our industry, including in establishing executive compensation.

        In evaluating executive compensation levels for 2009, our compensation committee and board of directors relied in part on third-party market surveys to provide current information regarding the executive compensation of comparable private companies, specifically companies in the software and services industry, based in the New England region, with revenue in excess of $40 million and headcounts in excess of 200 employees. In addition, our compensation committee and board of directors examined the historical executive compensation paid by nine public software and technology companies in years in which those companies had revenue comparable to those of our company. The public companies in this benchmark group were Bankrate, Blackboard, Callidus Software, DemandTec, Kenexa, LivePerson, SuccessFactors, Synchronoss Technologies and Vocus.

        In November 2009 our compensation committee and board of directors engaged PricewaterhouseCoopers LLP as a compensation consultant to review and evaluate the elements of our executive compensation program, including base salaries, target bonus percentages and equity ownership, in connection with the evaluation of executive compensation levels for 2010 by our compensation committee and board of directors. As part of this evaluation, PricewaterhouseCoopers developed a peer group of 17 public software and technology companies with revenue comparable to our own to provide a comparative basis for our compensation practices. The public companies in this benchmark group were Callidus Software, Constant Contact, DealerTrack, DemandTec, KANA Software, Kenexa, LivePerson, LogMeIn, NetSuite, Perficient, Phase Forward, RightNow, SuccessFactors, Synchronoss Technologies, Taleo, Ultimate Software and Vocus. Prior to our retention of PricewaterhouseCoopers in November 2009, we had not retained a compensation consultant to review our policies and procedures relating to executive compensation. In the future, we expect that our compensation committee and board of directors will engage a compensation consulting firm on an annual basis to provide advice and resources. PricewaterhouseCoopers is not performing any other services for us.

  Objectives and Philosophy of Our Executive Compensation Program

        The primary objectives of our compensation committee with respect to executive compensation are to:

  •
  attract, retain and motivate the best possible executive talent;

  •
  ensure executive compensation is aligned with our corporate strategies and business objectives;

  •
  promote the achievement of key financial performance measures by linking cash and equity incentives to the achievement of measurable corporate and, in some cases, individual performance goals; and

  •
  align the incentives of our executives with the creation of value for our stockholders.

        Our compensation committee and board of directors expect to continue to implement and maintain compensation plans to achieve these objectives. Our compensation plans and policies have previously, and we expect will continue to, compensate executive officers with a combination of base salary, quarterly and annual cash incentive bonuses and equity incentives. Historically, quarterly and annual cash incentive bonuses have been tied to key financial metrics such as revenue, annual recurring revenue, or ARR, which we calculate as the aggregate annual value of recurring revenue customer contracts that we enter into during the period in question, earnings before interest, taxes, depreciation and amortization adjusted as described above in Management's Discussion and Analysis of Financial Condition and Results of Operations, or adjusted EBITDA, quarterly cash balance and, in the case of certain of our executive officers, the achievement of individual sales performance goals. We have provided, and expect to continue to provide, a portion of our executive compensation in the form of equity incentive awards that vest over time, which we believe helps to retain our executives and aligns their interests with those of our stockholders by allowing them to participate in the longer term success of our company as reflected in stock price appreciation. We intend to implement compensation packages for our executive officers generally in line with the median of our public company benchmark group.

  Components of Our Executive Compensation Program

        The primary elements of our executive compensation program are:

  •
  base salary;

  •
  quarterly and annual cash incentive bonuses; and

  •
  equity incentive awards.

        We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, or between cash and non-cash compensation or among different forms of non-cash compensation. Instead, our compensation committee and board of directors have subjectively established these allocations for each executive officer on an annual basis and we expect that our compensation committee will continue to subjectively establish these allocations annually on an individualized basis. Our compensation committee and board of directors have established, and we expect will continue to establish, cash compensation targets based primarily upon benchmarking data as well as the performance of the individual executives. Our compensation committee and board of directors have established, and we expect will continue to establish, non-cash compensation based upon benchmarking data, the performance of the individual executives and the executives' equity ownership levels.

        Base Salaries.    Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executive officers. None of our named executive officers is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. Our compensation committee and board of directors have evaluated, and we expect will continue to evaluate, the base salaries of our executive officers for adjustment on an annual basis, based on a subjective assessment of each executive's performance, the other components of compensation paid to that executive officer and general compensation trends in our industry.

        In establishing base salaries for our named executive officers for 2009, our compensation committee and board of directors took into account a number of factors, including the mean base salaries of executive officers in our private and public company benchmark groups and each named executive's position and functional role, seniority, job performance and overall level of responsibility. For 2009, our compensation committee and board of directors increased the base salaries of Mr. Subbloie, Mr. Martino and Mr. Gamble by 40%, 11% and 15%, respectively, as the compensation committee and board of directors determined that the base salaries of each of Mr. Subbloie, Mr. Martino and Mr. Gamble were substantially below the mean base salaries of comparable executive officers in our private and public company benchmark groups. Our compensation committee and board of directors did not increase or decrease the base salaries of Mr. Rossini or Mr. Snyder for 2009 as the compensation committee and board of directors determined that the base salaries of Mr. Rossini and Mr. Snyder were comparable to the mean base salaries of those of executives with similar responsibilities in our private and public company benchmark groups.

        In establishing executive base salaries for our named executive officers for 2010, our compensation committee and board of directors determined to set the base salaries of our named executive officers at the 50th percentile for executives holding their respective offices within our public company benchmark group. In April 2010, our compensation committee and board of raised the base salaries of Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Gamble by 17%, 16%, 5% and 5%, respectively, to set them equal to these 50th-percentile levels. Our compensation committee and board of directors determined that Mr. Snyder's base salary for 2009 was at the 50th percentile for our public company benchmark group and accordingly did not increase his base salary.

        Cash Incentive Bonuses.    Our compensation committee and board of directors have established, and we expect will continue to establish, cash incentive bonuses for selected employees, including our executives officers, to incentivize and provide compensation for the achievement of company financial goals, and, in the case of some executive officers, individual performance goals. Cash incentive bonuses have historically been paid upon the satisfaction of objective and subjective performance criteria set in corporate and individual cash bonus plans established by our compensation committee and board of directors near the beginning of the fiscal year and we expect that our compensation committee and board of directors will continue to establish such corporate and individual cash bonus plans in accordance with our past practice. In establishing performance goals under our cash bonus plans, our compensation committee and board of directors have historically set goals that in their judgment would be difficult to attain and the satisfaction of which would represent performance significantly in excess of our company forecasts. We anticipate that in the future our compensation committee and board of directors will set goals that will reflect performance in line with, rather than in excess of, our company forecasts. Our compensation committee and board of directors have historically retained absolute discretion to at any time adjust downward, but not upward, any cash incentive bonuses that would be payable under the terms of any such plan. We expect that in the future our compensation committee and board of directors will retain discretion to adjust cash incentive bonuses downward, but subject this discretion to limitations that will be determined by our compensation committee and board of directors at the time of adoption of future cash incentive bonus plans.

     2009 Corporate Bonus Plan

        For 2009 our compensation committee and board of directors established a cash incentive bonus plan for certain of our executive officers, including Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, but not Mr. Gamble, similar to cash incentive bonus plans established in previous years, providing for payments of cash incentive bonuses:

  •
  on a quarterly basis for achievement of corporate quarterly goals,

  •
  at year-end with respect to quarterly bonuses that were not earned during the year, in the event that corporate annual goals were achieved, and

  •
  at year-end for overperformance of corporate annual goals.

        In determining the amount of cash bonuses that would be eligible to be paid out under the 2009 corporate bonus plan to each participant, our compensation committee and board of directors reviewed the bonus practices of our comparable private-company group, as reflected in the third-party compensation surveys reviewed by our directors, as well as our public company benchmark group and established potential bonus amounts that were in line with the bonus practices of these companies and which also reflected our compensation committee's and board of directors' subjective assessment of the position and functional role, seniority and overall level of responsibility of each participant. Notwithstanding the target bonus amounts for each executive established by our compensation committee and board of directors under the 2009 corporate bonus plan, described below, our compensation committee and board of directors retained absolute discretion to adjust downward, but not upward, the amount of any cash incentive bonus payable to any participant under the plan.

        Corporate Quarterly Cash Incentive Bonuses.    Quarterly cash incentive bonuses were payable to participants under the 2009 corporate bonus plan upon the achievement of corporate quarterly goals with respect to four financial metrics: revenue, ARR, adjusted EBITDA and cash balance. In January 2009, our compensation committee and board of directors considered third-party forecasts of the performance of our industry in general in 2009 and based on these forecasts and our past company performance set quarterly goals for each of these financial metrics that, in accordance with their past practice, were in their opinion reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance. In September 2009, our compensation committee and board of directors determined that, due to economic conditions, achievement of these goals was no longer reasonably possible and that, as a result, the 2009 corporate bonus plan no longer provided sufficient ongoing incentives to its participants. In addition, our compensation committee and board of directors determined that the quarterly goals under the 2009 corporate bonus plan should be adjusted to levels that would represent corporate performance in line with our company forecasts rather than in excess of them in order to be consistent with the majority practice of our comparable private-company group and our public company benchmark group. Accordingly, our compensation committee and board of directors lowered the quarterly goals for revenue, adjusted EBITDA and cash balance under the 2009 corporate bonus plan for the third and fourth quarters of 2009 to levels that they believed would represent performance in line with our company forecasts for the remainder of 2009.

        The following table sets forth the initial quarterly goal for each financial metric for 2009:

	Q1	Q2	Q3	Q4
Revenue	$13,332,000	$14,308,000	$15,387,000	$16,621,000
ARR	3,125,000	3,125,000	3,125,000	3,125,000
Adjusted EBITDA	710,000	1,121,000	1,652,000	2,104,000
Cash balance	4,987,000	4,922,000	5,798,000	7,176,000

        The following table sets forth the revised quarterly goals for the third and fourth quarters of 2009:

	Q3	Q4
Revenue	$14,240,000	$14,750,000
ARR	3,125,000	3,125,000
Adjusted EBITDA	1,218,000	1,350,000
Cash balance	5,000,000	4,500,000

        In January 2009, our compensation committee and board of directors established quarterly target bonuses for each of our executive officers participating in the 2009 corporate bonus plan that would become payable with respect to each of the four financial goals for the quarter in question upon its achievement. The quarterly target bonuses established were $10,937.50 for Mr. Subbloie, $6,250.00 for Mr. Martino, $5,781.25 for Mr. Rossini and $5,000.00

for Mr. Snyder. Fractions of those target bonuses became payable if certain thresholds of each goal were achieved during a quarter as follows:

Revenue		ARR		Adjusted EBITDA		Cash balance
% of Goal Achieved	% of Target Bonus Paid	% of Goal Achieved	% of Target Bonus Paid	Dollar Amount below Goal Achieved	% of Target Bonus Paid	Dollar Amount below Goal Achieved	% of Target Bonus Paid
90%	10%	80%	20%	$350,000	20%	$450,000	20%
92	20	82.5	30	300,000	30	360,000	35
94	40	85	40	250,000	40	270,000	50
96	60	87.5	50	200,000	50	180,000	65
98	80	90	60	150,000	60	90,000	80
100	100	92.5	70	100,000	70	0	100
		95	80	50,000	80
		100	100	0	100

        The following table sets forth for each quarter of 2009 our actual performance for each financial metric considered under the 2009 corporate bonus plan, that performance as measured against the quarterly goal (as adjusted in July 2009) and the percentage of the target bonuses that was paid in such quarter to the plan participants with respect to such goal.

	Revenue			ARR			Adjusted EBITDA			Cash balance
	Actual	% of Target	% of Bonus Paid	Actual	% of Target	% of Bonus Paid	Actual	Amount above (below) Target	% of Bonus Paid	Actual	Amount above (below) Target	% of Bonus Paid
Q1	$13,092,000	98%	80%	$3,002,000	96%	80%	$711,000	$1,000	100%	$5,501,000	$514,000	100%
Q2	13,591,000	95	40	3,858,000	123	100	1,024,000	(97,000)	70	5,003,000	81,000	100
Q3	14,156,000	99	80	2,450,000	78	0	1,267,000	49,000	100	3,754,000	(1,246,000)	0
Q4	15,078,000	102	100	3,899,000	125	100	1,356,000	6,000	100	6,163,000	1,663,000	100

        Our compensation committee and board of directors did not exercise discretion during 2009 to reduce the quarterly cash incentive bonuses payable to our executives under the 2009 corporate bonus plan, accordingly each of Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder received quarterly cash incentive bonus payments equal to the percentages of their quarterly target bonuses that were payable with respect to each metric in each quarter by virtue of our corporate performance, as set forth in the "% of Bonus Paid" columns in the table above.

        Company Year-End Catch-Up Cash Incentive Bonuses.    Under the terms of the 2009 corporate bonus plan, any quarterly cash incentive bonus or portion thereof that was not earned by a participating executive with respect to a financial metric was contributed to a bonus pool for such executive that was eligible to be distributed at year-end in the event that we fully achieved our annual goal with respect to that financial metric.

        In January 2009, our compensation committee and board of directors established annual goals under the 2009 corporate bonus plan of $59,648,000 for revenue, $12,500,000 for ARR, $5,587,000 for adjusted EBITDA and $7,176,000 for cash balance, which, as with the quarterly goals under the 2009 corporate bonus plan, represented goals that, in the opinion of our compensation committee and board of directors, would be reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance. However, in September 2009, as with certain of the initial quarterly goals under the 2009 corporate bonus plan as described above, our compensation committee and board of directors determined that achievement of the annual cash balance goal under the 2009 corporate bonus plan was not reasonably possible and that adjustment of the annual cash balance goal was necessary to maintain the incentive value of the bonus plan and was advisable so as to set such goal at a level in line with our company forecasts in order to be consistent with the majority practice of our comparable private company group and public company benchmark group. Accordingly, our compensation committee and board of directors reduced the annual cash balance goal under the 2009 corporate bonus plan to $5,000,000, a target that was in line with our company forecasts for the remainder of 2009. In addition, in September 2009, our compensation committee and board of directors exercised their discretion to eliminate the potential payment of year-end catch-up cash incentive bonuses with respect to revenue and adjusted EBITDA because, as a result of our recurring revenue model, our year-end actual revenue and adjusted EBITDA for 2009 could be reasonably forecasted.

        Our actual performance with respect to each metric as of December 31, 2009 was $55,917,000 for revenue, $13,209,000 for ARR, $4,370,000 for adjusted EBITDA and $6,163,000 for cash balance, achieving the annual goal for each metric with the exception of adjusted EBITDA. As described above, no year-end catch-up bonus was paid with respect to revenue in accordance with the September 2009 determination of our compensation committee and board of directors to eliminate such bonus. As a result of the achievement of our annual goals for ARR and cash balance, and in accordance with the terms of the 2009 corporate bonus plan, unearned ARR quarterly cash incentive bonuses of $13,125, $7,500, $6,937.50 and $6,000 were paid to Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, respectively, and unearned cash balance quarterly cash incentive bonuses of $10,937.50, $6,250, $5,781.25 and $5,000 were paid to Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder, respectively, in each case constituting the aggregate amount of their unearned quarterly cash incentive bonuses with respect to those metrics.

        Company Overperformance Cash Incentive Bonuses.    The 2009 corporate bonus plan provided for the payment of additional year-end cash incentive bonuses to our executives in the event that we overperformed against the annual goals under the 2009 corporate bonus plan with respect to revenue, ARR, adjusted EBITDA and cash balance. Under the terms of the plan, 10% of the excess of each of achieved revenue, ARR and cash balance, and 20% of the excess of achieved adjusted EBITDA, over the respective annual goals for such metrics for 2009 were payable in the aggregate to our executives in accordance with the following percentages: approximately 40% for Mr. Subbloie, approximately 23% for Mr. Martino, approximately 21% for Mr. Rossini and approximately 6% for Mr. Snyder.

        As described above, our initial annual goals for 2009 were $59,648,000 for revenue, $12,500,000 for ARR, $5,587,000 for adjusted EBITDA and $7,176,000 for cash balance and as with the year-end catch-up cash incentive bonuses described above, in September 2009, our compensation committee and board of directors determined to reduce the annual goal for cash balance to $5,000,000 and exercised their discretion to eliminate the potential payment of overperformance cash incentive bonuses under the 2009 corporate bonus plan with respect to revenue and adjusted EBITDA.

        Our actual performance with respect to each metric as of December 31, 2009 was $55,917,000 for revenue, $13,209,000 for ARR, $4,370,000 for adjusted EBITDA and $6,163,000 for cash balance. Our overperformance of $709,000 with respect to our annual ARR goal resulted in the payment of an aggregate overperformance cash incentive bonus to our executives of $70,900, or 10% of such overperformance, in accordance with the terms of the plan. Our overperformance of $1,163,000 with respect to our annual cash balance goal resulted in the payment of an aggregate overperformance cash incentive bonus to our executives of $116,300, or 10% of such overperformance, in accordance with the terms of the plan. In accordance with their respective percentage interests in the overperformance cash incentive bonuses, Mr. Subbloie, Mr. Martino, Mr. Rossini and Mr. Snyder received approximately $67,201, $38,401, $35,521 and $10,000, respectively, of the overperformance cash incentive bonus payments described above.

     2009 Sales Commission Bonus Plan of Mr. Rossini

        For 2009, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, established an individual sales commission bonus plan for Mr. Rossini, supplementing Mr. Rossini's participation in our 2009 corporate bonus plan. This plan was established because our President and Chief Executive Officer, compensation committee and board of directors were of the opinion that, as a result of his position as Executive Vice President, Global Sales, a substantial portion of Mr. Rossini's potential compensation should be tied to our performance with respect to sales bookings. Accordingly, our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that, under his sales commission bonus plan, Mr. Rossini would be eligible to receive the following quarterly bonuses upon our achievement of bookings during the quarter with aggregate annual values as follows:

Aggregate annual value of bookings for the quarter	Bonus payable (as a percentage of aggregate annual value of bookings for the quarter)
Below $2,000,000	None
$2,000,000-$2,249,999	0.10%
$2,250,000-$2,499,999	0.20%
$2,500,000-$2,749,999	0.30%
$2,750,000-$2,999,999	0.40%
$3,000,000 and over	0.50%

        Similar to the 2009 corporate bonus plan, these goals were set at levels that were, in the opinion of our President and Chief Executive Officer, reasonably possible but difficult to achieve and the achievement of which would represent superior corporate performance.

        Our actual aggregate annual value of bookings was $3,014,749 in the first quarter of 2009, $3,858,045 in the second quarter, $2,358,855 in the third quarter and $3,868,288 in the fourth quarter. Accordingly, in accordance with the terms of his 2009 sales commission bonus plan, Mr. Rossini was paid a bonus of $15,074 with respect to the first quarter of 2009, $19,290 with respect to the second quarter, $19,341 with respect to the fourth quarter and did not receive a bonus under his 2009 sales commission bonus plan with respect to the third quarter.

     2009 Customer Collection Bonus Plan

        In January 2009, our compensation committee and board of directors approved a cash incentive bonus plan with respect to the collection of accounts receivable from one of our customers that had entered bankruptcy. Under the terms of the 2009 customer collection bonus plan, participants in the 2009 corporate bonus plan were eligible to receive a cash incentive bonus payment of $62,000 in the aggregate in the event that all accounts receivable of the customer in question were collected in full prior to April 1, 2009, which our compensation committee and board of directors determined to be an appropriate incentive given the aggregate amount of the accounts receivable in question and the likelihood of receiving full payment. Upon being earned, this bonus payment would be distributed to the plan participants in accordance with their percentage interests in the 2009 corporate bonus plan. While the accounts receivable of the customer in question were collected in 2009, they were not collected prior to April 1, 2009, and accordingly no amounts were paid out under the 2009 customer collection bonus plan.

     2010 Corporate Bonus Plan

        For 2010, our compensation committee and board of directors established a cash incentive bonus plan for our executive officers, providing for payments of cash incentive bonuses:

  •
  on a quarterly basis for achievement of corporate quarterly goals;

  •
  at year-end in respect of quarterly bonuses that were not earned during the year, in the event that corporate annual goals were achieved; and

  •
  at year-end for additional overperformance of one selected corporate annual goal.

        Departing from their previous practice, our compensation committee and board of directors determined that bonuses under the 2010 corporate bonus plan would be determined according to two company financial metrics rather than four, specifically adjusted EBITDA, which for purposes of the plan would be calculated exclusive of the effect of bonus payments under the plan, and revenue. In setting the quarterly and annual corporate performance goals for adjusted EBITDA and revenue under the 2010 corporate bonus plan, our compensation committee and board of directors set goals that were in line with our forecasts for company performance.

        In determining the total amount of cash bonuses eligible to be paid out under the 2010 corporate bonus plan and the level of participation of each participant, our compensation committee and board of directors reviewed the bonus practices of our public company benchmark group and established an aggregate potential bonus pool and individual participation levels for each named executive officer comparable with the median bonuses of the benchmark group. The aggregate potential bonus pool, exclusive of adjusted EBITDA overperformance bonuses, is $819,000 of which Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble are eligible to receive potential bonuses of $328,000, $145,000, $0, $80,000 and $60,000, respectively. Our President and Chief Executive Officer, with the knowledge and consent of our compensation committee and board of directors, determined that Mr. Rossini would not participate in the 2010 corporate bonus plan and that all bonus compensation paid to Mr. Rossini with respect to 2010 would be paid through the provisions of his individual sales commission bonus plan.

        Our compensation committee and board of directors have limited their discretion to reduce bonus amounts that become payable under the plan relating to the achievement of corporate quarterly and annual goals.

        Corporate Quarterly Cash Incentive Bonuses.    Participants under the 2010 corporate bonus plan are eligible to receive cash bonus payments upon the achievement of corporate quarterly goals with respect to adjusted EBITDA and revenue. For each quarter a target adjusted EBITDA goal must be exceeded before any bonus is payable. Thereafter, bonuses are payable on a sliding scale based upon the amount by which achieved adjusted EBITDA exceeds the goal established for each quarter, subject to quarterly maximums. 50% of any such quarterly incentive bonus is payable upon achievement of the requisite EBITDA thresholds, and the remaining 50% becomes payable depending on our revenue performance for the quarter against our revenue goal.

        Company Year-End Catch-Up Cash Incentive Bonuses.    Any quarterly cash incentive bonuses below the quarterly maximums that are not earned remain eligible to be earned at year end in the event that we exceed the annual adjusted EBITDA goal, and, with respect to unearned revenue quarterly bonuses, also achieve certain percentages of the annual revenue goal, under the 2010 corporate bonus plan. Similar to the quarterly cash incentive bonuses, the potential maximum amount of the year-end catch-up cash incentive bonuses is calculated on a sliding scale based upon the amount by which achieved adjusted EBITDA exceeds the goal established for the year, subject to a fixed maximum. The portions attributable to unearned adjusted EBITDA and revenue quarterly incentive bonuses then become payable based, respectively, on our adjusted EBITDA and revenue performance for the year against the annual goals under the 2010 corporate bonus plan.

        Company Year-End Cash Incentive Bonuses.    In the event that we achieve the annual adjusted EBITDA goal under the 2010 Corporate Bonus Plan, participants are eligible to receive an additional year-end incentive bonus based on our annual adjusted EBITDA and revenue performance relative to the annual goals under the 2010 corporate bonus plan, with the bonus becoming payable on a sliding scale once the target goal for annual adjusted EBITDA has been achieved, and, with respect to the portion of such bonus allocable to revenue, a percentage of the target goal for annual revenue has also been achieved.

        Company Additional Overperformance Cash Incentive Bonuses.    To the extent that our adjusted EBITDA for 2010 exceeds the adjusted EBITDA goal for the year after the payment of bonuses described above, 7.5% of such excess will be paid to our executive officers under the 2010 corporate bonus plan in accordance with their relative interests in the plan.

        Equity Incentive Awards.    Our equity award program is the primary vehicle for offering long-term incentives to our executives. Prior to this offering, our employees, including our executive officers, were eligible to participate in our amended and restated 1999 stock plan, which we refer to as the 1999 Plan, our amended and restated employee stock option/stock issuance plan, which we refer to as the 2000 Employee Plan, our amended and restated executive stock option/stock issuance plan, which we refer to as the 2000 Executive Plan, and our 2005 Stock Incentive Plan. Following the closing of this offering, we will continue to grant our employees, including our executive officers, stock-based awards pursuant to our 2010 Stock Incentive Plan, which will become effective upon the closing of this offering. Under our 2010 Stock Incentive Plan, our employees, including our executive officers, will be eligible to receive grants of stock options, restricted stock awards, and other stock-based equity awards at the discretion of our compensation committee.

        Although we do not have any formal equity ownership guidelines for our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe the vesting feature of our equity grants furthers our goal of executive retention because this feature provides an incentive to our executive officers to remain in our employment during the vesting period. In determining the size of equity grants to our employees, including our executive officers, our compensation committee and board of directors have historically considered, and we will continue to consider, the comparative share ownership levels of employees in our private and public company benchmark groups, our corporate performance, the applicable employee's individual performance, the amount of equity previously awarded to the employee, the vesting terms of such awards and the recommendations of management.

        We typically make an initial equity award of stock options to new hires, including our executive officers, in connection with the start of their employment. Grants of equity awards, including those to executives, have all been recommended by our compensation committee and approved by our board of directors and are granted based on the fair market value of our common stock. Historically, the equity awards we have granted to our executives have generally vested as to 25% of such awards at the end of the first year and in equal quarterly installments over the succeeding three years. This vesting schedule is consistent with the vesting of stock options generally granted to other employees.

        In January 2009, consistent with our typical practice, our compensation committee and board of directors made an annual grant of options to our executive officers, the size of which was based primarily on our compensation committee's and board of directors' subjective assessments of the levels of executive equity ownership in our comparable private-company group and our private and public-company benchmark group. These options were granted at an exercise price of $0.47/share, the fair market value of our common stock on the date of grant as determined by our board of directors. These grants included options to our named executive officers to purchase the following numbers of shares, in each case in accordance with the recommendation of our compensation committee: 470,000 shares for Mr. Subbloie, 165,000 shares for Mr. Martino, 100,000 shares for Mr. Rossini, 50,000 shares for Mr. Snyder and 50,000 shares for Mr. Gamble. In determining the amount of equity awards for these executives, in addition to considering the equity-granting practices of our comparable private-company group and our public-company benchmark group, our compensation committee and board of directors took into account their subjective assessments that our overall corporate performance had been strong in 2008 and that Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble had each performed well.

        In determining equity compensation for 2010, our compensation committee and board of directors took into account their subjective assessments that our overall corporate performance had been strong in 2009 and that Mr. Subbloie, Mr. Martino, Mr. Rossini, Mr. Snyder and Mr. Gamble had each performed well, particularly in light of adverse economic conditions and set the aggregate amount of equity awards to be granted to each named executive officer for the year at approximately the 50th percentile of our public company benchmark group as a percentage of outstanding shares on a fully diluted basis. These grants consisted of options to purchase the following numbers of shares at an exercise price of $1.34/share, the fair market value of our common stock on the date of grant as determined by our board of directors: 1,200,000 shares for Mr. Subbloie, 390,000 shares for Mr. Martino, 300,000 shares for Mr. Rossini, 215,000 shares for Mr. Snyder and 215,000 shares for Mr. Gamble.

        At the discretion of our compensation committee and board of directors, we expect to continue to approve annually new equity awards to our executives consistent with our overall incentive compensation program objectives.

        We do not currently have a program, plan or practice of selecting grant dates for equity compensation to our executive officers in coordination with the release of material non-public information. Equity award grants are made from time to time in the discretion of our compensation committee and board of directors consistent with our incentive compensation program objectives.

     Our Compensation Policies and Practices as They Relate to Our Risk Management

        Our compensation committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse affect on our company or will result in excessive risk taking. Our compensation committee believes that any such risks are mitigated by:

  •
  The multiple elements of our compensation packages, including base salary, our quarterly and annual cash incentive bonus program and, for most of our employees, equity awards that vest over multiple years and are intended to motivate employees to take a long-term view of our business.

  •
  The structure of our quarterly and annual cash incentive bonus program, which is based on (i) multiple performance measures to avoid employees placing undue emphasis on any particular performance metric at the expense of other aspects of our business, and (ii) performance targets that we believe are somewhat aggressive yet reasonable and should not require undue risk-taking to achieve.

     Summary Compensation Table

        The following table sets forth information regarding compensation earned by our chief executive officer, our chief financial officer and our three other executive officers during the year ended December 31, 2009. We refer to these individuals as our named executive officers.

Name and Principal Position	Salary ($)	Bonus ($)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($) (2)	Total ($)
Albert R. Subbloie, Jr. President and Chief Executive Officer	$341,667	—	$139,375	$231,264	(3)	$300	$712,606
Gary R. Martino Chief Financial Officer	247,917	—	48,930	132,151	(3)	270	429,268
Albert M. Rossini Executive Vice President, Global Sales	190,000	—	29,654	175,946	(4)	1,182	396,782
Charles D. Gamble Senior Vice President, Fixed Solutions	187,922	$30,000	14,827	—		484	233,233
Scott E. Snyder Senior Vice President, Mobile Solutions	200,000	—	14,827	85,000	(3)	1,208	301,035

(1)
These amounts represent the aggregate grant date fair value of the options granted during 2009 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent actual amounts paid to or realized by the named executive officer with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus.

(2)
These amounts represent the value of perquisites and other personal benefits, which are further detailed below.

Name	Matched 401(k) Contribution ($)	Group Life Insurance ($)	Total ($)
Albert R. Subbloie, Jr.	—	$300	$300
Gary R. Martino	—	270	270
Albert M. Rossini	$954	228	1,182
Charles D. Gamble	285	199	484
Scott E. Snyder	968	240	1,208
(3)
This amount consists of a cash bonus paid under our 2009 corporate bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of this plan. This bonus, which was earned in 2009, was paid in installments in May 2009, August 2009 and February 2010.

(4)
This amount consists of (i) a $122,241 cash bonus paid under our 2009 corporate bonus plan and (ii) a $53,705 cash bonus paid under Mr. Rossini's 2009 sales commission bonus plan. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" section of this prospectus for a description of these plans. These bonuses, which were earned in 2009, were paid in installments in May 2009, August 2009 and February 2010.

     Grants of Plan-Based Awards in 2009

        The following table sets forth information regarding grants of compensation in the form of plan-based awards during the year ended December 31, 2009 to our named executive officers.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)(2)				All Other Option Awards: Number of Securities Underlying Options (#) (3)
							Exercise or Base Price of Option Awards ($/Sh) (4)
								Grant Date Fair Value of Option Awards ($) (5)
Name	Grant Date	Threshold ($)		Target ($)
Albert R. Subbloie, Jr.	1/30/2009	—		—		470,000	$0.47	$139,375
	—	$1,094		$175,000		—	—	—
Gary R. Martino	1/30/2009	—		—		165,000	0.47	48,930
	—	625		100,000		—	—	—
Albert M. Rossini	1/30/2009	—		—		100,000	0.47	29,654
	—	578		92,500		—	—	—
	—	11,165	(6)	92,800	(6)	—	—	—
Charles D. Gamble	1/30/2009	—		—		50,000	0.47	14,827
	—	188		30,000		—	—	—
Scott E. Snyder	1/30/2009	—		—		50,000	0.47	14,827
	—	500		80,000		—	—	—

(1)
Except as otherwise indicated, all awards in these columns were granted under our 2009 corporate bonus plan, which was established in January 2009. The actual amounts awarded are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" for a description of this plan.

(2)
None subject to a maximum possible payout.

(3)
The shares subject to these options vest as to 25% of the original number of shares on the first anniversary of the grant date and as to an additional 1/48 of the original number of shares at the end of each month following the first anniversary of the grant date until the fourth anniversary of the grant date, subject to acceleration in the event of a change of control where the successor corporation assumes or substitutes the options and the named executive officer is terminated involuntarily within 12 months after the change of control, as further described below in "Management—Executive Compensation—Potential Payments upon Termination or Change of Control."

(4)
For a discussion of our methodology for determining the fair value of our common stock, see the "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" section of this prospectus.

(5)
These amounts represent the aggregate grant date fair value of the options granted during 2009 computed in accordance with ASC 718, excluding the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not represent the actual amounts paid to or realized by the named executive officer with respect to these option grants. The assumptions used by us with respect to the valuation of option awards are the same as those set forth in note 13 to our consolidated financial statements included elsewhere in this prospectus.

(6)
Possible payouts under Mr. Rossini's 2009 sales commission bonus plan. The actual amounts awarded are reported in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above. See the "Management—Executive Compensation—Compensation Discussion and Analysis—Components of our Executive Compensation Program—Cash Incentive Bonuses" for a description of this plan.

     Outstanding Equity Awards at Year End

        The following table sets forth information regarding outstanding stock options held by our named executive officers as of December 31, 2009.

	Option Awards (1)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Albert R. Subbloie, Jr.	893,643	490,076	(2)	$0.35	5/15/2017
	479,163	520,837	(3)	0.35	1/30/2018
	—	470,000	(4)	0.47	1/30/2019
Gary R. Martino	400,000	—		0.25	12/1/2010
	20,000	—		0.25	10/29/2014
	22,916	2,084	(5)	0.30	4/19/2016
	531,662	348,338	(6)	0.35	7/15/2017
	—	165,000	(4)	0.47	1/30/2019
Albert M. Rossini	33,786	35,715	(7)	0.35	12/11/2016
	59,125	88,543	(2)	0.35	5/15/2017
	47,562	78,126	(3)	0.35	1/30/2018
	—	100,000	(4)	0.47	1/30/2019
Charles D. Gamble	570,000	—		0.25	12/1/2010
	25,000	—		0.25	7/29/2014
	125,000	—		0.30	2/8/2015
	23,958	26,042	(3)	0.35	1/30/2018
	4,275	6,525	(8)	0.35	5/15/2018
	—	50,000	(4)	0.47	1/30/2019
Scott E. Snyder	255,746	—		0.07	4/25/2015
	104,389	20,879	(9)	0.10	8/16/2016
	129,165	70,835	(2)	0.35	5/15/2017
	71,874	78,126	(3)	0.35	1/30/2018
	—	50,000	(4)	0.47	1/30/2019

(1)
All options held by our named executive officers are subject to vesting acceleration in the event of a change of control where the successor corporation does not assume or substitute the options and such options do not remain outstanding and/or in the event of a change of control where the successor corporation assumes or substitutes the options and the named executive officer is terminated involuntarily within 12 months after the change of control, as further described below in "Management—Executive Compensation—Potential Payments upon Termination or Change of Control."

(2)
This option vests in equal monthly installments through May 15, 2011.

(3)
This option vests in equal monthly installments through January 30, 2012.

(4)
This option vests as to 25% of the shares on January 30, 2010 and in equal monthly installments as to the remaining shares through January 30, 2013.

(5)
This option vests in equal monthly installments through April 19, 2010.

(6)
This option vests in equal monthly installments through July 15, 2011.

(7)
This option vests in equal monthly installments through December 11, 2010.

(8)
This option vests in equal monthly installments through May 15, 2012.

(9)
This option vests in equal monthly installments through August 16, 2010.

     Option Exercises and Stock Vested

        None of our named executive officers exercised any options during 2009, and none of our named executive officers otherwise holds shares of our stock subject to other contractual vesting provisions.

     Potential Payments Upon Termination or Change of Control

        Our amended and restated 1999 stock plan, which we refer to as the 1999 Plan, provides that in the event of a change of control where the successor corporation does not assume or substitute the options and such options do not remain outstanding, all such options will become fully exercisable. In addition, the 1999 Plan provides that in the event of a change of control where the successor corporation does assume or substitute the options, any right for us to repurchase options will lapse in the event that the holder is terminated involuntarily within 12 months after the change of control. For purposes of the 1999 Plan, "change of control" generally means (i) the sale, transfer or other disposition of all or substantially all of our assets or (ii) a merger or consolidation of our company with or into another entity or any other corporate reorganization, if persons who were not our stockholders prior to the merger, consolidation or other reorganization own 50% or more of the voting power of the surviving entity after the merger, consolidation or other reorganization.

        In addition, our 2005 stock incentive plan, which we refer to as the 2005 Plan, provides that in the event of a change of control where the successor corporation does assume or substitute the options, all such options will become fully exercisable and any right for us to repurchase options will lapse in the event that the holder is terminated involuntarily in connection with or within 12 months after the change of control. For purposes of the 2005 Plan, "change of control" generally means (i) the sale of all or substantially all of our assets, (ii) a merger or consolidation of our company with or into another entity if persons who were not our stockholders prior to the merger or consolidation own 50% or more of the voting power of the surviving entity after the merger or consolidation or (iii) the acquisition by any person or group of beneficial ownership of securities of ours representing more than 50% of our voting power.

        Of our named executive officers, only Mr. Snyder holds an option granted under the 1999 Plan that is not fully exercisable. All of our named executive officers hold options granted under the 2005 Plan that are not fully exercisable.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of a change of control where the successor corporation does not assume or substitute the options and such options do not remain outstanding. These amounts are calculated on the assumption that the change of control event took place on December 31, 2009.

Name	Value of Additional Vested Option Awards($)
Albert R. Subbloie, Jr.	—
Gary R. Martino	—
Albert M. Rossini	—
Charles D. Gamble	—
Scott E. Snyder		(1)

(1)
This amount consists of option acceleration with respect to an additional 20,879 shares at an exercise price of $0.10 per share. The valuation of this option is based on a price per share of our common stock of $             , which is the midpoint of the estimated price range shown on the cover of this prospectus.

        The table below sets forth the benefits potentially payable to each named executive officer in the event of a change of control where the successor corporation assumes or substitutes the options and the named executive officer is terminated involuntarily within 12 months after the change of control. These amounts are calculated on the assumption that the change of control event and employment termination both took place on December 31, 2009.

Name	Value of Additional Vested Option Awards($) (1)
Albert R. Subbloie, Jr.		(2)
Gary R. Martino		(3)
Albert M. Rossini		(4)
Charles D. Gamble		(5)
Scott E. Snyder		(6)

(1)
The valuation of these options is based on a price per share of our common stock of $             , which is the midpoint of the estimated price range shown on the cover of this prospectus.

(2)
This amount consists of option acceleration with respect to an additional 1,480,913 shares, of which 1,010,913 shares have an exercise price of $0.35 per share and 470,000 shares have an exercise price of $0.47 per share.

(3)
This amount consists of option acceleration with respect to an additional 515,422 shares, of which 2,084 shares have an exercise price of $0.30 per share, 348,338 shares have an exercise price of $0.35 per share and 165,000 shares have an exercise price of $0.47 per share.

(4)
This amount consists of option acceleration with respect to an additional 302,384 shares, of which 202,384 shares have an exercise price of $0.35 per share and 100,000 shares have an exercise price of $0.47 per share.

(5)
This amount consists of option acceleration with respect to an additional 82,567 shares, of which 32,567 shares have an exercise price of $0.35 per share and 50,000 shares have an exercise price of $0.47 per share.

(6)
This amount consists of option acceleration with respect to an additional 219,840 shares, of which 20,879 shares have an exercise price of $0.10 per share, 148,961 shares have an exercise price of $0.35 per share and 50,000 shares have an exercise price of $0.47 per share.

Employment Agreements

        We do not have formal employment agreements with any of our named executive officers. We have entered into proprietary information, inventions assignment, non-competition and non-solicitation agreements with each of our named executive officers. Under these agreements, each named executive officer has agreed (i) to protect our confidential and proprietary information, (ii) to assign to us related intellectual property developed during the course of his employment, (iii) not to compete with us during his employment and for a period of one year after the termination of his employment and (iv) not to solicit our employees during his employment and for a period of two years after the termination of his employment. Each named executive officer's employment is at will.

Stock Option and Other Compensation Plans

     Amended and Restated 1999 Stock Plan

        The 1999 Plan was originally maintained by Traq Wireless, Inc., or Traq, prior to our acquisition of Traq in March 2007. The 1999 Plan was adopted by Traq's board of directors and approved by its stockholders in October 1999, was amended and restated in July 2003 and was further amended in March 2007.

        The 1999 Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Traq's employees, directors and consultants, and those of any subsidiaries, were eligible to receive awards under the 1999 Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 1999 Plan, our board of directors, or a committee appointed by our board, administers the 1999 Plan and, subject to any limitations in the 1999 Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        Pursuant to the terms of the 1999 Plan, any right for us to repurchase options upon termination of a holder's service with us will lapse and all such options will become fully vested, if we undergo a change of control, as defined in the 1999 Plan, before such holder's termination and the repurchase right is not assigned to the entity that employs the holder after the change in control. In addition, any right for us to repurchase options will lapse in the event that we undergo a change of control and the holder is terminated involuntarily within 12 months after the change of control. In the event of a change of control where the successor corporation does not assume or substitute the options and such options do not remain outstanding, all such options will become fully exercisable.

        In the event of a merger or consolidation, the agreement of merger or consolidation, without the consent of the option holders, may provide for:

  •
  the continuation of the options by us if we are the surviving corporation;

  •
  the assumption of the 1999 Plan and the outstanding options by the surviving corporation or its parent;

  •
  the substitution by the surviving corporation or its parent of options with substantially the same terms; or

  •
  the cancellation of the outstanding options without payment of any consideration.

        After our acquisition of Traq in March 2007, we granted no further stock options or other awards under the 1999 Plan. Any shares of common stock subject to awards under the 1999 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of December 31, 2009, there were options to purchase an aggregate of 3,010,268 shares of common stock outstanding under the 1999 Plan at a weighted average exercise price of $0.08 per share and an aggregate of 2,245,979 shares of common stock issued upon the exercise of options granted under the 1999 Plan.

     Amended and Restated Employee Stock Option/Stock Issuance Plan

        Our amended and restated employee stock option/stock issuance plan, which we refer to as the 2000 Employee Plan, was adopted by our board of directors and approved by our stockholders in November 2000, was amended and restated in December 2004 and was further amended in March 2007.

        The 2000 Employee Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Our employees, directors and consultant, and those of any subsidiaries, were eligible to receive awards under the 2000 Employee Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 2000 Employee Plan, our board of directors, or a committee appointed by our board, administers the 2000 Employee Plan and, subject to any limitations in the 2000 Employee Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a merger, consolidation, reorganization, sale of all or substantially all of our assets or change of control, as defined in the 2000 Employee Plan, each option or restricted stock award will terminate unless the successor corporation agrees to assume such award or substitute an equivalent award. However, in the event of a change of control where the successor corporation does not assume or substitute the awards, all such awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the change of control. In addition, if the successor corporation does assume an award or substitute an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        After March 2007, we granted no further stock options or other awards under the 2000 Employee Plan; however, any shares of common stock subject to awards under the 2000 Employee Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of December 31, 2009, there were options to purchase an aggregate of 510,500 shares of common stock outstanding under the 2000 Employee Plan at a weighted average exercise price of $0.25 per share and an aggregate of 119,601 shares of common stock issued upon the exercise of options granted under the 2000 Employee Plan.

     Amended and Restated Executive Stock Option/Stock Issuance Plan

        Our amended and restated executive stock option/stock issuance plan, which we refer to as the 2000 Executive Plan, was adopted by our board of directors and approved by our stockholders in November 2000, was amended and restated in December 2004 and was further amended in March 2007.

        The 2000 Executive Plan provides for the grant of incentive stock options, nonstatutory stock options and restricted stock. Our employees, directors and consultants, and those of any subsidiaries, were eligible to receive awards under the 2000 Executive Plan; however, incentive stock options could only be granted to employees. In accordance with the terms of the 2000 Executive Plan, our board of directors, or a committee appointed by our board, administers the 2000 Executive Plan and, subject to any limitations in the 2000 Executive Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a merger, consolidation, reorganization, sale of all or substantially all of our assets or change of control, as defined in the 2000 Executive Plan, each option or restricted stock award will terminate unless the successor corporation agrees to assume such award or substitute an equivalent award. However, in the event of a change of control where the successor corporation does not assume or substitute the awards, all such awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the change of control. In addition, if the successor corporation does assume an award or substitutes an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        After March 2007, we granted no further stock options or other awards under the 2000 Executive Plan; however, any shares of common stock subject to awards under the 2000 Executive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued will be rolled into the 2005 Plan. As of December 31, 2009, there were options to purchase an aggregate of 1,736,876 shares of common stock outstanding under the 2000 Executive Plan at a weighted average exercise price of $0.25 per share and an aggregate of 1,992,456 shares of common stock issued upon the exercise of options granted under the 2000 Executive Plan.

     2005 Stock Incentive Plan

        The 2005 Plan was adopted by our board of directors and approved by our stockholders in April 2005 and was amended in December 2005, August 2006, March 2007, September 2007, December 2007, July 2008 and January 2009.

        The 2005 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock and other stock-based awards. Our employees, directors and consultants are eligible to receive awards under the 2005 Plan; however, incentive stock options may only be granted to employees. In accordance with the terms of the 2005 Plan, our board of directors, or a committee appointed by our board, administers the 2005 Plan and, subject to any limitations in the 2005 Plan, selects the recipients of awards and determines:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise prices of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of those awards, including the issue price, conditions for repurchase and repurchase price.

        In the event of a change of control, as defined in the 2005 Plan, our board, or the committee appointed by our board, has the discretion to take one or more of the following actions:

  •
  arrange for or provide that each outstanding award will be assumed or a substantially similar award will be substituted by the successor corporation or a parent or subsidiary of the successor corporation;

  •
  accelerate the vesting of awards so that awards will vest as to the shares that otherwise would have been unvested and provide that repurchase rights of ours with respect to shares issued upon exercise of awards will lapse as to the shares subject to such repurchase rights;

  •
  arrange or provide for the payment of cash or other consideration in exchange for the satisfaction and cancellation of outstanding awards; or

  •
  make such other modifications, adjustments or amendments to outstanding awards or the 2005 Plan as our board, or the committee appointed by our board, deems necessary or appropriate, subject to specified limitations.

In addition, if the successor corporation assumes an award or substitutes an equivalent award in connection with a change of control, and the holder is terminated involuntarily in connection with or within 12 months after the change of control, then all of the participant's assumed or substituted awards will become fully vested, and any repurchase rights will lapse, as of immediately prior to the participant's termination.

        As of December 31, 2009, there were options to purchase an aggregate of 11,161,319 shares of common stock outstanding under the 2005 Plan at a weighted average exercise price of $0.43 per share and an aggregate of 1,529,805 shares of common stock issued upon the exercise of options granted under the 2005 Plan. As of December 31, 2009, there were 1,121,298 shares of common stock reserved for future issuance under the 2005 Plan, plus such number of shares of common stock subject to awards under the 1999 Plan, 2000 Employee Plan and 2000 Executive Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased without having been fully exercised or resulting in any common stock being issued. After the effective date of the 2010 stock incentive plan described below, which we refer to as the 2010 Plan, we will grant no further stock options or other awards under the 2005 Plan.

     2010 Stock Incentive Plan

        The 2010 Plan, which will become effective upon the closing of this offering, was adopted by our board of directors in                            2010 and approved by our stockholders in                           2010. The 2010 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. Upon effectiveness of the 2010 Plan, the number of shares of our common stock that will be reserved for issuance under the 2010 Plan will be             shares.

        Our employees, officers, directors, consultants and advisors are eligible to receive awards under the 2010 Plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the plan is             per calendar year.

        In accordance with the terms of the 2010 Plan, our board of directors has authorized our compensation committee to administer the 2010 Plan. Pursuant to the terms of the 2010 Plan, our compensation committee will select the recipients of awards and determine:

  •
  the number of shares of common stock covered by options and the dates upon which those options become exercisable;

  •
  the exercise price of options;

  •
  the duration of options;

  •
  the methods of payment of the exercise price of options; and

  •
  the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions, if any.

        If our board of directors delegates authority to an executive officer to grant awards under the 2010 Plan, the executive officer has the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

        Upon a merger or other reorganization event, our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2010 Plan, as to some or all outstanding awards, other than restricted stock awards:

  •
  provide that all outstanding awards will be assumed or substituted by the successor corporation;

  •
  upon written notice to a participant, provide that the participant's unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

  •
  provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

  •
  in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants equal to the excess, if any, of the acquisition price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the acquisition price), over the aggregate exercise price of all such outstanding awards and any applicable tax withholdings, in exchange for the termination of such awards; and

  •
  provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

        Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

        No award may be granted under the 2010 Plan after                           , 2020. Our board of directors may amend, suspend or terminate the 2010 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

     401(k) Retirement Plan

        We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, subject to a 90-day waiting period. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2010, and have the amount of the reduction contributed to the 401(k) plan. We currently match 5% of the contributions made by our employees, including our named executive officers, with any amounts that we contribute vesting based on the length of the employee's service with us.

Limitation of Liability and Indemnification

        As permitted by Delaware law, we have adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

        As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering also provides that:

  •
  we will indemnify our directors and officers to the fullest extent permitted by law;

  •
  we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

  •
  we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

        The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with each of our directors. Each indemnification agreement provides that we will indemnify the director to the fullest extent permitted by law for claims arising in his capacity as a director, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In the event that we do not assume the defense of a claim against a director, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us.

        We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Rule 10b5-1 Sales Plans

        Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information concerning our company.

RELATED PERSON TRANSACTIONS

        Since January 1, 2007, we have engaged in the following transactions with our executive officers, directors and holders of more than 5% of our voting securities, and affiliates of our executive officers, directors and 5% stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Stock Issuances in Connection with Acquisition of Traq Wireless, Inc.

        In March 2007, we acquired Traq Wireless, Inc. In connection with the acquisition, we issued an aggregate of 2,296,433 shares of our common stock, 21,850,897 shares of our series 1 preferred stock and 2,505,354 shares of our series 2 preferred stock to the former stockholders of Traq, a portion of which was held in escrow for 18 months. Upon the closing of this offering, the shares of series 1 preferred stock and series 2 preferred stock will automatically convert into 24,356,251 shares of our common stock. As a result of the acquisition, we issued an aggregate of 304,035 shares of our common stock, 11,144,750 shares of our series 1 preferred stock and 2,368,403 shares of our series 2 preferred stock to five entities affiliated with Sevin Rosen Funds and an aggregate of 237,578 shares of our common stock and 3,733,957 shares of our series 1 preferred stock to three entities affiliated with HO2 Venture Capital Funds. As a result of such issuances, the entities affiliated with Sevin Rosen Funds and the entities affiliated with HO2 Venture Capital Funds each collectively hold more than 5% of our voting securities. The table below sets for the number of shares of our common stock, series 1 preferred stock and series 2 preferred stock issued to each of the entities affiliated with Sevin Rosen Funds and HO2 Venture Capital Funds in connection with the acquisition of Traq:

Name	Number of Shares of Common Stock Issued	Number of Shares of Series 1 Preferred Stock Issued	Number of Shares of Series 2 Preferred Stock Issued
Sevin Rosen Fund VI L.P.	281,226	5,598,525	0
Sevin Rosen VI Affiliates Fund L.P.	22,149	440,876	0
Sevin Rosen Fund VIII L.P.	0	4,998,240	2,321,036
Sevin Rosen VIII Affiliates Fund L.P.	0	102,005	47,367
Sevin Rosen Bayless Management Company	660	5,106	0
HO2.1 Fund, L.P.	237,578	3,464,124	0
HO2.1 Affiliates Fund, L.P.	16,355	238,445	0
HO2.1 Annex Fund, L.P.	0	446,271	0

        Jackie R. Kimzey, a member of our board of directors, is a General Partner of Sevin Rosen Funds. In connection with the acquisition, Mr. Kimzey also received $740 as payment for all of the shares of Traq that he personally held prior to the acquisition.

Promissory Notes

        In August 2007, December 2007 and January 2008, we entered into promissory notes with Albert R. Subbloie, Jr., our president and chief executive officer, pursuant to which we loaned Mr. Subbloie an aggregate principal amount of $690,739. The promissory notes were issued in connection with Mr. Subbloie's exercise of warrants and stock options, the exercise prices of which were partially paid for with the promissory notes. The promissory notes accrued interest at rates ranging from 4.46% to 5.31% annually. Mr. Subbloie repaid the promissory notes in full in April 2010.

Consulting Agreement with Former Chief Financial Officer

        In June 2008, we entered into a consulting services agreement with Imagine Financial Partners, LLC, of which David J. Toole, our former chief financial officer, is a member. Pursuant to the consulting services agreement, Mr. Toole provides us with financial and accounting services. Through December 31, 2009, we had paid Imagine Financial Partners, LLC an aggregate of $323,400 pursuant to the consulting services agreement.

Series F Preferred Stock Financing

        In July 2008, we issued an aggregate of 10,190,218 shares of our series F preferred stock at a price of $1.1776 per share to two entities affiliated with Investor Growth Capital for an aggregate cash purchase price of $12,000,001. 7,133,153 of the shares of our series F preferred stock were issued to Investor Growth Capital Limited for an aggregate purchase price of $8,400,001 and 3,057,065 of the shares of our series F preferred stock were issued to Investor Group, L.P. for an aggregate purchase price of $3,600,000. Upon the closing of this offering, these shares will automatically convert into 10,190,218 shares of our common stock. As a result of the series F preferred stock financing, the two entities affiliated with Investor Growth Capital together hold more than 5% of our voting securities. Noah J. Walley, a member of our board of directors, is a Managing Director of Investor Growth Capital.

Stock Repurchases

        In July 2008, we entered into stock repurchase agreements with certain of our executive officers and directors and various other stockholders pursuant to which we repurchased an aggregate of 2,843,570 shares of our common stock and 1,851,521 shares of our series A preferred stock for an aggregate repurchase price of $4,604,797. The repurchase was effected in connection with our series F preferred stock financing. The table below sets forth the number of shares of common stock and series A preferred stock repurchased from our executive officers and directors:

Name	Number of Shares of Common Stock Repurchased	Number of Shares of Series A Preferred Stock Repurchased	Aggregate Repurchase Price ($)
Albert R. Subbloie, Jr.	1,187,827	—	$1,259,097
Gary R. Martino	363,150	—	384,939
Albert M. Rossini	121,500	—	128,790
Charles D. Gamble	146,178	—	154,949
Scott E. Snyder	114,089	—	120,934
Richard S. Pontin	311,774	—	330,481
Christopher T. Fraser (1)	—	87,753	93,018
Steven P. Shwartz (1)	—	135,172	143,282

(1)
Messrs. Fraser and Shwartz served as members of our board of directors until our acquisition of Traq Wireless, Inc. in March 2007.

Employment of Former Director

        In November 2009, we hired Stephen P. Shwartz, a former member of our board of directors, to be our chief technology officer. We have agreed to pay Mr. Shwartz an annual salary of $200,000, with a potential annual bonus of up to $80,000. In December 2009, we also granted Mr. Shwartz an option to purchase 600,000 shares of our common stock at an exercise price of $0.74 per share. Mr. Shwartz served as a consultant to us from July 2009 to

October 2009, for which we paid CTO Consulting, L.L.C. of Connecticut, of which Mr. Shwartz is the Manager, an aggregate of $37,500 in fees.

Agreements with Our Stockholders

        We have entered into an eighth amended and restated investor rights agreement, as amended, with the holders of our preferred stock and certain holders of our common stock and warrants to purchase common stock. This agreement contains a preemptive right that provides that we may not make certain issuances of our securities unless we first offer such securities to certain preferred stockholders and warrant holders in accordance with the terms of the agreement. The preemptive right provision of this agreement does not apply to and will terminate upon the closing of this offering.

        The eighth amended and restated investor rights agreement, as amended, also provides that (i) certain holders of our preferred stock will have the right to demand that we file a registration statement, subject to certain limitations, and (ii) the holders of our preferred stock and certain holders of our common stock and warrants to purchase common stock will have the right to request that their shares be covered by a registration statement that we are otherwise filing. See the "Description of Capital Stock—Registration Rights" section of this prospectus for a further discussion of these registration rights. The registration rights granted under this agreement will terminate two years after the closing of this offering.

        We have also entered into a sixth amended and restated right of first refusal and co-sale agreement with the holders of our preferred stock. This agreement provides the holders of preferred stock a right of purchase and of co-sale in respect of sales of securities by the other holders of preferred stock. This agreement will terminate upon the closing of this offering.

        We have also entered into a sixth amended and restated stockholders' voting agreement, as amended, that provides for agreements with respect to the election of our board of directors and its composition. This agreement will terminate upon the closing of this offering.

Indemnification Arrangements

        Our certificate of incorporation that will be effective as of the closing date of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into, and expect to enter into in the future, indemnification agreements with each of our directors that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the "Management—Limitation of Liability and Indemnification" section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

        Our board of directors has adopted a written related person transaction policy to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

        Our related person transaction policy contains exceptions for any transaction or interest that is not considered a related person transaction under SEC rules as in effect from time to time. In addition, the policy provides that an interest arising solely from a related person's position as an executive officer of another entity that is a participant in a transaction with us is not subject to the policy if each of the following conditions is met:

  •
  the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity;

  •
  the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with us and do not receive any special benefits as a result of the transaction; and

  •
  the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction.

        Any related person transaction proposed to be entered into by us must be reported to our chief financial officer and will be reviewed and approved by the audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. If our chief financial officer determines that advance approval of a related person transaction is not practicable under the circumstances, the audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. Alternatively, our chief financial officer may present a related person transaction arising in the time period between meetings of the audit committee to the chair of the audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

        In addition, any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

        Transactions involving compensation of executive officers will be reviewed and approved by the compensation committee in the manner specified in the charter of the compensation committee.

        A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person's interests in the transaction. As appropriate for the circumstances, the audit committee will review and consider:

  •
  the related person's interest in the related person transaction;

  •
  the approximate dollar value of the amount involved in the related person transaction;

  •
  the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

  •
  whether the transaction was undertaken in the ordinary course of business of our company;

  •
  whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than the terms that could have been reached with an unrelated third party;

  •
  the purpose of, and the potential benefits to us of, the transaction; and

  •
  any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

        The audit committee will review all relevant information available to it about the related person transaction. The audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2010 by:

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each selling stockholder.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after January 31, 2010. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Percentage ownership calculations for beneficial ownership prior to this offering are based on 82,186,688 shares outstanding as of January 31, 2010, assuming the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering. Percentage ownership calculations for beneficial ownership after this offering reflect the shares we are offering hereby. Except as otherwise indicated in the footnotes to the table below, addresses of named beneficial owners are in care of Tangoe, Inc., 35 Executive Boulevard, Orange, Connecticut 06477.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are immediately exercisable or exercisable within 60 days after January 31, 2010. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders
Entities affiliated with Edison Venture Fund (1)	17,639,456	21.5%
Entities affiliated with Sevin Rosen Funds (2)	13,817,190	16.8
Entities affiliated with Investor Growth Capital (3)	10,190,218	12.4
Entities affiliated with North Atlantic Capital (4)	8,108,108	9.9

	Shares Beneficially Owned Prior to Offering			Shares Beneficially Owned After Offering
			Number of Shares Offered
Name of Beneficial Owner	Number	Percentage		Number	Percentage
Albert R. Subbloie, Jr. (5)	6,945,494	8.3%
Entities affiliated with HO2 Partners (6)	4,402,773	5.4
Other Executive Officers and Directors
Gary R. Martino (7)	2,079,406	2.5
Albert M. Rossini (8)	652,603	*
Charles D. Gamble (9)	924,747	1.1
Scott E. Snyder (10)	616,405	*
David M. Coit (11)	8,108,108	9.9
Gary P. Golding (12)	17,639,456	21.5
Ronald W. Kaiser (13)	62,500	*
Jackie R. Kimzey (14)	7,474,414	9.1
Gerald G. Kokos (15)	263,124	*
Richard S. Pontin (16)	1,855,996	2.2
Noah J. Walley	—	*
All current executive officers and directors as a group (12 persons) (17)	39,958,466	52.5
Selling Stockholders (18)

(1)
Consists of 2,546,895 shares held by Edison Venture Fund IV, L.P. and 15,092,561 shares held by Edison Venture Fund IV SBIC, L.P. Mr. Golding, one of our directors, is a general partner of Edison Partners IV, L.P., the general partner of Edison Venture Fund IV, L.P., and is a member of Edison Partners IV SBIC, LLC, the general partner of Edison Venture Fund IV SBIC, L.P. Mr. Golding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any. Voting and dispositive authority for the shares held by Edison Venture Fund IV, L.P. is shared by Mr. Golding, Joseph Allegra, John Martinson, Ross Martinson and Christopher Sugden, each a partner of Edison Partners IV, L.P. Voting and dispositive authority for the shares held by Edison Venture Fund IV SBIC, L.P. are shared by Mr. Golding, Joseph Allegra, John Martinson, Ross Martinson and Christopher Sugden, each a member of Edison Partners IV SBIC, LLC. The principal address of each of Edison Venture Fund IV, L.P. and Edison Venture Fund IV SBIC, L.P. is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.

(2)
Consists of 5,879,751 shares held by Sevin Rosen Fund VI L.P., 463,025 shares held by Sevin Rosen VI Affiliates Fund L.P., 7,319,276 shares held by Sevin Rosen Fund VIII L.P., 149,372 shares held by Sevin Rosen VIII Affiliates Fund L.P. and 5,766 shares held by Sevin Rosen Bayless Management Company. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers and Charles H. Phipps, as general partners of SRB Associates VI L.P., the general partner of Sevin Rosen Fund VI L.P. and Sevin Rosen VI Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VI L.P. and Sevin Rosen VI Affiliates Fund L.P. Each individual general partner disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. Jon W. Bayless, Stephen L. Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, Charles H. Phipps and Alan R. Schuele, as general partners of SRB Associates VIII L.P., the general partner of Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P., share voting and investment power with respect to shares held by Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P. Each individual general partner disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. Jon W. Bayless, Alan S. Buehler, Stephen L.

  Domenik, Stephen M. Dow, John V. Jaggers, Jackie R. Kimzey, David J. McLean, John T. Oxaal, Charles H. Phipps, Alan R. Schuele and Nicholas G. Sturiale constitute all of the directors and officers of Sevin Rosen Bayless Management Company, and share voting and investment power with respect to the shares held by Sevin Rosen Bayless Management Company. Each individual officer and director disclaims beneficial ownership of all such shares, except to the extent of his respective pecuniary interest, if any. The principal address of each of Sevin Rosen Fund VI L.P., Sevin Rosen VI Affiliates Fund L.P., Sevin Rosen Fund VIII L.P., Sevin Rosen VIII Affiliates Fund L.P. and Sevin Rosen Bayless Management Company is 13455 Noel Road, Suite 1670, Two Galleria Tower, Dallas, Texas 75240.

(3)
Consists of 7,133,153 shares held by Investor Growth Capital Limited and 3,057,065 shares held by Investor Group, L.P. Investor Growth Capital Limited is a Guernsey company and an indirectly wholly owned subsidiary of Investor AB, a publicly held Swedish company, and Investor Group, L.P. is a limited partnership of which Investor AB serves as the ultimate general partner. The principal address of each of Investor Growth Capital Limited and Investor Group, L.P. is 630 Fifth Avenue, Suite 1965, New York, New York 10111.

(4)
Consists of 4,054,054 shares held by North Atlantic Venture Fund III, L.P. and 4,054,054 shares held by North Atlantic SBIC IV, L.P. The general partner of North Atlantic Venture Fund III, L.P. is North Atlantic Investors III, LLC. The general partner of North Atlantic SBIC IV, L.P. is North Atlantic Investors SBIC IV, LLC. The managers of North Atlantic Investors III, LLC and North Atlantic Investors SBIC IV, LLC are David M. Coit and Mark J. Morrissette. Each of these individuals exercises shared voting and investment power over the shares held of record by North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. and disclaims beneficial ownership of such shares except to the extent of his individual pecuniary interest therein. The principal address of each of North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. is Two City Center, 5th Floor, Portland, Maine 04101.

(5)
Includes 100,000 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after January 31, 2010 and 1,718,321 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(6)
Consists of 3,701,702 shares held by HO2.1 Fund, L.P., 254,800 shares held by HO2.1 Affiliates Fund, L.P. and 446,271 shares held by HO2.1 Annex Fund, L.P. Daniel T. Owen and Charles B. Humphreyson are the General Partners of each of HO2.1 Fund, L.P., HO2.1 Affiliates Fund, L.P. and HO2.1 Annex Fund, L.P. and share voting and investment control with respect to the shares held by those entities. The principal address of each of HO2.1 Fund, L.P., HO2.1 Affiliates Fund, L.P. and HO2.1 Annex Fund, L.P. is Two Galleria Tower, Suite 1670, 13455 Noel Road, Dallas, Texas 75240.

(7)
Includes (i) an aggregate of 36,000 shares of common stock held by Mr. Martino's three children, (ii) 5,000 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after January 31, 2010 and (iii) 1,101,556 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(8)
Includes 216,960 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(9)
Includes 768,925 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(10)
Consists of 616,405 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(11)
Consists of the shares described in note (4) above. Mr. Coit is a manager of the respective general partners of North Atlantic Venture Fund III, L.P. and North Atlantic SBIC IV, L.P. and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Coit disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(12)
Consists of the shares described in note (1) above. Mr. Golding is a general partner of the general partner of Edison Venture Fund IV, L.P. and a member of the general partner of Edison Venture Fund IV SBIC, L.P. and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Golding disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(13)
Consists of 62,500 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(14)
Consists of the shares held by Sevin Rosen Fund VIII L.P., Sevin Rosen VIII Affiliates Fund L.P. and Sevin Rosen Bayless Management Company described in note (2) above. Mr. Kimzey is a general partner of the general partner of Sevin Rosen Fund VIII L.P. and Sevin Rosen VIII Affiliates Fund L.P. and is an officer and director of

  Sevin Rosen Bayless Management Company and, as such, may be deemed to share voting and investment power with respect to all shares held by such entities. Mr. Kimzey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest, if any.

(15)
Includes 218,124 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(16)
Consists of 1,855,996 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(17)
Includes 105,000 shares of common stock issuable upon the exercise of warrants exercisable within 60 days after January 31, 2010 and 6,558,787 shares of common stock issuable upon the exercise of options exercisable within 60 days after January 31, 2010.

(18)
Further information to be provided upon filing of the amendment to this registration statement.

DESCRIPTION OF CAPITAL STOCK

General

        Following the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, all of which preferred stock will be undesignated.

        The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries only and are qualified by reference to the certificate of incorporation and bylaws that will be effective as of the closing date of this offering. Copies of these documents have been filed with the SEC as exhibits to the registration statement of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

        As of December 31, 2009, there were 82,160,095 shares of our common stock outstanding, held of record by 195 stockholders, assuming the conversion of all outstanding shares of preferred stock into common stock.

        The holders of our common stock are generally entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors out of funds legally available therefor, subject to any preferential dividend or other rights of any then-outstanding preferred stock.

        In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any then-outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

        The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments on liquidation. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

        Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

        As of December 31, 2009, 16,418,963 shares of common stock at a weighted-average exercise price of $0.34 per share were issuable upon the exercise of stock options, 9,653,107 of which shares at a weighted-average exercise price of $0.25 per share were exercisable.

Warrants

        As of December 31, 2009, 4,848,637 shares of common stock at a weighted-average exercise price of $1.09 per share were issuable upon the exercise of warrants. Albert R. Subbloie, Jr., our president and chief executive officer, holds a warrant to purchase 100,000 shares of common stock at an exercise price of $0.63743 and Gary R. Martino, our chief financial officer, holds a warrant to purchase 5,000 shares of common stock at an exercise price of $0.63743.

        Pursuant to the warrant that we issued to IBM in October 2009, 3,135,554 shares of common stock are currently exercisable at an exercise price of $1.1776 per share. Up to an additional 8,129,215 shares of common stock may become exercisable under the warrant at the same exercise price per share based on the achievement of specified thresholds. Such thresholds are based on the total amount that we invoice IBM on or before October 9, 2012 pursuant to specified agreements relating to IBM's resale of our solution. The additional 8,129,215 shares of common stock that may become exercisable under this warrant are not deemed to be currently issuable and, therefore, are not included in the number of shares issuable upon the exercise of warrants as of December 31, 2009 referenced in this prospectus.

Registration Rights

     Eighth Amended and Restated Investor Rights Agreement, as Amended

        We have entered into an eighth amended and restated investor rights agreement, as amended, with certain of our stockholders. After the closing of this offering and the sale by the selling stockholders of the shares of common stock offered by them hereby, holders of an aggregate of 72,221,862 shares of outstanding common stock and an aggregate of 3,564,954 shares of common stock issuable upon exercise of outstanding warrants will have the right to require us to register these shares under the Securities Act under specified circumstances pursuant to the eighth amended and restated investor rights agreement, as amended. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. The following description of these registration rights is intended as a summary only and is qualified in its entirety by reference to the eighth amended and restated investor rights agreement, as amended, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

        Demand Registration Rights.    At any time after six months after the closing of this offering, entities affiliated with Edison Venture Fund, Sevin Rosen Funds, Investor Growth Capital and North Atlantic Capital may request that we register at least 20% of their respective affiliated groups' registrable shares or any lesser percentage so long as the aggregate value of the shares to be registered by the affiliated group is at least $5 million as of the time of the request. Each affiliated group may only require us to effect one of these registrations. In addition, when we are eligible to use Form S-3, holders of registrable shares may make unlimited requests that we register all or a portion of their registrable shares on Form S-3 so long as the aggregate value of the shares to be registered is at least $1 million as of the time of the request. Upon receipt of any such request for registration, we are required to provide all other holders of registrable shares the opportunity to register their registrable shares at the same time. In the event that such a registration is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. We are required to effect any such registration as requested unless, in the good faith judgment of our board of directors, such registration should be delayed.

        Incidental Registration Rights.    If we propose to register shares of our common stock under the Securities Act, other than with respect to a registration statement on Form S-4 or Form S-8, holders of registrable shares will be entitled to notice of the registration and will have the right to require us to register all or a portion of the registrable shares held by them at the same time. In the event that such a registration is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. One holder of an aggregate of 304,400 shares of common stock issuable upon exercise of outstanding warrants will only have the incidental registration rights described in this paragraph and not the demand registration rights described in the preceding paragraph. All other parties to the eighth amended and restated investor rights agreement, as amended, have both the demand and incidental registration rights.

        We will pay all registration expenses related to any demand or incidental registration, including the fees and expenses of one counsel selected to represent the selling stockholders, but not including underwriting discounts, selling commissions and the fees and expenses of any selling stockholder's own counsel. The eighth amended and restated investor rights agreement, as amended, contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to them. The registration rights granted under the eighth amended and restated investor rights agreement, as amended, will terminate two years after the closing of this offering.

     Warrants to Purchase an Aggregate of 1,018,919 Shares of Common Stock

        We have agreed to provide the incidental registration rights described above to a holder of warrants to purchase an aggregate of 1,018,919 shares of common stock. In addition, when we are eligible to use Form S-3, we have agreed that such warrant holder may make unlimited requests that we register all or a portion of the shares issuable upon exercise of its warrants on Form S-3 so long as the aggregate value of the shares to be registered is at least $1 million as of the time of the request. Such warrant holder is not a party to the eighth amended and restated investor rights agreement, as amended. The registration rights granted under these warrants will terminate two years after the closing of this offering.

     Warrants to Purchase an Aggregate of 106,738 Shares of Common Stock

        We have agreed to provide the incidental registration rights described above to holders of warrants to purchase an aggregate of 106,738 shares of common stock. Such warrant holders are not parties to the eighth amended and restated investor rights agreement, as amended. The incidental registration rights granted under these warrants will terminate two years after the closing of this offering.

Anti-Takeover Effects of Delaware Law and Our Charter and Bylaws

        Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

     Staggered Board; Removal of Directors

        Our certificate of incorporation and bylaws divide our board of directors into three classes with staggered three-year terms. In addition, a director may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

     Stockholder Action by Written Consent; Special Meetings

        Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors.

     Advance Notice Requirements for Stockholder Proposals

        Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

     Delaware Business Combination Statute

        We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

     Amendment of Certificate of Incorporation and Bylaws

        The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under "—Staggered Board; Removal of Directors" and "—Stockholder Action by Written Consent; Special Meetings."

IBM Right of Notification and Review

        In connection with the warrant that we issued to IBM in October 2009, we granted IBM a right of notification and review with respect to future acquisition activity. If we initiate a process to sell our company, including engaging a financial advisor, or if we receive a proposal or engage in discussions to be acquired and our board of directors decides to pursue such proposal or discussions, then we must notify IBM of such activity. If IBM indicates within two business days of its receipt of our notice that it desires to participate in the sale process, then we may not enter into a definitive agreement regarding a potential acquisition for 45 days following IBM's receipt of our notice. During such 45-day period, IBM may conduct due diligence regarding our business and may submit its own acquisition proposal that we are required to negotiate in good faith. We are not, however, required to enter into a definitive agreement with IBM and may enter into a definitive agreement with another party following the expiration of the 45-day period. We are also not required to comply with these obligations to the extent that our board of directors determines in good faith, after consultation with outside counsel, that compliance would be inconsistent with its fiduciary duties under applicable law.

Limitation of Liability and Indemnification of Officers and Directors

        Our certificate of incorporation limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation also provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  for any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

        In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Authorized But Unissued Shares

        The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The NASDAQ Global Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                           .

NASDAQ Global Market

        We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "TNGO."

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect the public market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol "TNGO."

        Upon the closing of this offering, we will have outstanding an aggregate of             shares of common stock, assuming no exercise by the underwriters of their over-allotment option and no exercise of outstanding options or warrants. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

        The remaining             shares of common stock will be "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

        Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date Available for Sale	Number of Shares Eligible for Sale	Comment
On the date of this prospectus		Shares sold in the offering and shares saleable under Rule 144 that are not subject to a lock-up
90 days after the date of this prospectus		Shares saleable under Rules 144 and 701 that are not subject to a lock-up
180 days after the date of this prospectus		Lock-up released; shares saleable under Rules 144 and 701

        In addition, of the 16,418,963 shares of common stock that were issuable pursuant to stock options outstanding as of December 31, 2009, options to purchase 9,574,180 shares of common stock were exercisable as of December 31, 2009 and, upon exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below. All of the 4,848,637 shares of common stock that were issuable pursuant to warrants outstanding as of December 31, 2009 were exercisable as of December 31, 2009 and, assuming a cashless exercise, these shares will be eligible for sale, subject to the lock-up agreements and securities laws described below.

Rule 144

     Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in "broker's transactions" or certain "riskless principal transactions" or to market makers, a number of shares within any three-month period that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately             shares immediately after this offering; or

  •
  the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

     Non-Affiliate Resales of Restricted Securities

        In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

        Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

        In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement entered into before the effective date of this offering is entitled to sell such shares 90 days after this offering in reliance on Rule 144.

Lock-up Agreements

        Our executive officers and directors and the holders of substantially all of our outstanding shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock for a period through the date 180 days after the date of this prospectus, as modified as described below, except with the prior written consent of the representatives of the underwriters.

        The 180-day restricted period will be automatically extended under the following circumstances:

  •
  if, during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event; or

  •
  if, prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day period, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release.

        The representatives of the underwriters currently do not anticipate shortening or waiving any of the lock-up agreements and do not have any pre-established conditions for such modifications or waivers. The representatives of the underwriters may, however, with the approval of our board of directors, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Stock Options and Warrants

        As of December 31, 2009, we had outstanding options to purchase 16,418,963 shares of common stock, of which options to purchase 9,653,107 shares of common stock were exercisable. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to the 1999 Plan, the 2000 Employee Plan, the 2000 Executive Plan, the 2005 Plan and the 2010 Plan. As of December 31, 2009, we also had outstanding and exercisable warrants to purchase 4,848,637 shares of common stock. Any shares purchased by our non-affiliates pursuant to the cashless exercise feature of our warrants will be freely tradable under Rule 144(b)(1), subject in certain cases to the 180-day lock-up period described above.

 UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc. and Thomas Weisel Partners LLC, have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Thomas Weisel Partners LLC
Lazard Capital Markets LLC
Stifel, Nicolaus & Company, Incorporated
Canaccord Adams Inc.
Raymond James & Associates, Inc.

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by selling stockholders	$	$	$

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $             .

        We and the selling shareholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus, subject to extension in specified circumstances, without the prior written consent of both of the representatives of the underwriters. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the donee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters, except that without such consent we may grant options and sell shares pursuant to our equity incentive plans, and we may issue shares of common stock in connection with a strategic partnering transaction or a merger or acquisition where the recipients sign a similar lock-up agreement. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the closing of this offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the closing of this offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

        A prospectus in electronic format is being made available on Internet web sites maintained by one or both of the representatives of the underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Pricing of this Offering

        Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among the representatives of the underwriters of this offering, the selling stockholders and us. Among the primary factors that will be considered in determining the public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

  •
  estimates of our business potential.

Other Relationships

        Raymond James & Associates, Inc., one of the underwriters, has extended to Albert R. Subbloie, Jr., our president and chief executive officer, a revolving credit facility pursuant to which Mr. Subbloie may borrow up to an aggregate of $764,388. As of April 16, 2010, $764,388 was outstanding under this credit facility, which is payable on demand. All amounts outstanding under this credit facility accrue interest at a rate equal to the prime rate plus 1.25%. Mr. Subbloie used the amounts borrowed under this credit facility to repay in full the promissory notes discussed in the "Related Person Transactions—Promissory Notes" section of this prospectus.

        An executive vice president of Stifel, Nicolaus & Company, Incorporated, an underwriter in this offering, beneficially owns 1,189,764 shares of our common stock that he acquired in arms length transactions with the company.

        In the ordinary course of our business, we may sell our software and services in the future to one or more of the underwriters or their affiliates. Any such transactions will be entered into on terms generally indicative of terms offered to other third-party customers.

        In addition, some of the underwriters or their affiliates may provide investment banking services to us in the future. They will receive customary fees and commissions for these services.

        Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

 LEGAL MATTERS

        The validity of the common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Cooley Godward Kronish LLP, Boston, Massachusetts, in connection with certain legal matters related to this offering.

EXPERTS

        The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements as of December 31, 2006 and 2007 and for the years then ended included in this prospectus have been so included in reliance on the report of BDO Seidman, LLP, an independent certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Shasta Partners, LLC, an independent valuation specialist, has prepared third-party valuations of the fair value of our common stock. Shasta Partners, LLC has consented to the references to its valuation reports in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits, schedules and amendments to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference.

        You may read and copy the registration statement of which this prospectus forms a part at the SEC's public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC's public reference room. In addition, the SEC maintains an Internet website, located at www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus forms a part at the SEC's Internet website.

        Upon the closing of this offering, we will become subject to the full informational and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.tangoe.com. Our website is not a part of this prospectus.

TANGOE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Tangoe, Inc.
Orange, Connecticut

        We have audited the accompanying consolidated balance sheets of Tangoe, Inc. (the "Company") as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

New York, NY
April 15, 2010

TANGOE, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
			Pro Forma at December 31, 2009 (Unaudited)
	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,554,108	$6,163,205	$6,163,205
Accounts receivable, net of allowance for doubtful accounts of $456,000 and $465,000 as of December 31, 2008 and 2009, respectively	11,384,394	11,516,756	11,516,756
Prepaid expenses and other current assets	869,054	1,585,025	1,585,025

Total current assets	18,807,556	19,264,986	19,264,986
COMPUTERS, FURNITURE AND EQUIPMENT—NET	1,625,446	1,761,372	1,761,372
OTHER ASSETS:
Intangible assets—net	16,421,944	16,842,688	16,842,688
Goodwill	16,190,796	17,635,684	17,635,684
Security deposits and other non-current assets	453,153	572,820	572,820
Cash held in escrow	1,375,000	—	—

TOTAL ASSETS	$54,873,895	$56,077,550	$56,077,550

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$2,745,013	$2,858,187	$2,858,187
Accrued expenses	2,802,189	2,284,888	2,284,888
Deferred revenue	6,940,153	7,839,851	7,839,851
Notes payable—current portion	6,608,808	9,397,847	9,397,847
Settlement liability—current portion	200,000	200,000	200,000

Total current liabilities	19,296,163	22,580,773	22,580,773

Deferred rent and other non-current liabilities	1,298,413	2,479,757	2,479,757
Notes payable—less current portion	15,407,563	11,933,195	11,933,195
Settlement liability—less current portion	200,000	—	—
Warrants for redeemable convertible preferred stock	327,954	511,923	511,923

Total liabilities	36,530,093	37,505,648	37,505,648

REDEEMABLE CONVERTIBLE PREFERRED STOCK
par value $0.0001 per share—66,441,184 shares authorized; 65,012,100 shares issued and outstanding as of December 31, 2008 and 2009; liquidation preference of $47,322,369 as of December 31, 2008 and 2009; no shares issued or outstanding, pro forma	53,826,208	57,604,156	—
COMMITMENTS AND CONTINGENCIES (Note 8)
STOCKHOLDERS' EQUITY (DEFICIT):
Series A convertible preferred stock, par value $0.0001 per share—3,780,000 shares authorized; 1,928,479 shares issued and outstanding as of December 31, 2008 and 2009; liquidation preference of $482,120 as of December 31, 2008 and 2009; no shares issued or outstanding, pro forma	366,309	366,309	—
Common stock, par value $0.0001 per share—103,000,000 and 116,500,000 shares authorized as of December 31, 2008 and 2009, respectively; 15,125,420 and 15,219,516 shares issued and outstanding as of December 31, 2008 and 2009, respectively; 82,160,095 shares issued and outstanding, pro forma	1,513	1,522	8,216
Additional paid-in capital	4,360,547	5,096,540	63,060,311
Warrants for common stock	345,436	1,701,160	1,701,160
Less: notes receivable for purchase of common stock	(784,176)	(93,437)	(93,437)
Accumulated deficit	(39,772,035)	(46,104,348)	(46,104,348)

Total stockholders' equity (deficit)	(35,482,406)	(39,032,254)	18,571,902

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$54,873,895	$56,077,550	$56,077,550

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2007	2008	2009
Revenue:
Recurring technology and services	$14,174,037	$27,839,323	$46,005,015
Strategic consulting, software licenses and other	6,873,347	9,686,822	9,911,707

Total revenue	21,047,384	37,526,145	55,916,722

Cost of revenue:
Recurring technology and services	6,982,633	14,720,191	20,538,544
Strategic consulting, software licenses and other	2,820,517	3,042,500	4,359,549

Total cost of revenue	9,803,150	17,762,691	24,898,093

Gross Profit	11,244,234	19,763,454	31,018,629
Operating expenses:
Sales and marketing	5,954,775	7,823,844	9,793,188
General and administrative	5,667,836	9,134,457	9,546,307
Research and development	7,020,829	5,849,548	8,070,150
Depreciation and amortization	1,911,139	2,708,596	3,536,908

(Loss) income from operations	(9,310,345)	(5,752,991)	72,076

Other income (expense), net
Interest expense	(576,496)	(1,162,733)	(2,223,820)
Interest income	37,113	45,902	45,641
Decrease (increase) in fair value of warrants for redeemable convertible preferred stock	38,943	(65,895)	(183,970)

Loss before income tax (benefit) provision	(9,810,785)	(6,935,717)	(2,290,073)
Income tax (benefit) provision	(75,577)	23,320	264,293

Net loss	(9,735,208)	(6,959,037)	(2,554,366)
Preferred dividends	(2,490,597)	(3,162,137)	(3,714,348)
Deemed dividend for common stock	—	(224,942)	—
Accretion of redeemable convertible preferred stock	(60,239)	(61,921)	(63,599)

Loss applicable to common stockholders	$(12,286,044)	$(10,408,037)	$(6,332,313)

Basic and diluted loss per common share	$(1.13)	$(0.73)	$(0.42)

Basic and diluted weighted average common shares outstanding	10,874,705	14,251,279	15,184,577

Pro forma basic and diluted loss per share			$(0.03)

Pro forma basic and diluted weighted average common shares outstanding			82,125,156

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

For the Years Ended December 31, 2007, 2008 and 2009

	Series A Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Common Stock Warrants	Notes Receivable for Purchase of Common Stock	Accumulated Deficit	Total Stockholders' Deficit
BALANCE—December 31, 2006	3,780,000	$718,000	8,365,202	$836	$1,370,107	$330,555	$—	$(17,302,896)	$(14,883,398)
Issuance of shares from exercise of stock options	—	—	1,865,547	187	452,786	—	(249,355)	—	203,618
Issuance of shares from exercise of stock warrants	—	—	844,000	84	210,916	—	(80,968)	—	130,032
Securities issued in connection with merger	—	—	2,066,814	207	1,636,465	—	—	—	1,636,672
Stock-based compensation—options	—	—	—	—	278,710	—	—	—	278,710
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(2,550,836)	(2,550,836)
Net loss	—	—	—	—	—	—	—	(9,735,208)	(9,735,208)

BALANCE—December 31, 2007	3,780,000	718,000	13,141,563	1,314	3,948,984	330,555	(330,323)	(29,588,940)	(24,920,410)
Issuance of shares from exercise of stock options	—	—	2,645,135	265	590,996	—	(453,853)	—	137,408
Repurchase of outstanding shares	(1,851,521)	(351,691)	(2,843,570)	(284)	(2,865,176)	—	—	—	(3,217,151)
Securities issued in connection with acquisition	—	—	1,952,673	195	912,484	—	—	—	912,679
Issuance of stock warrants	—	—	—	—	—	14,881	—	—	14,881
Expiration of redeemable convertible preferred stock warrants	—	—	—	—	39	—	—	—	39
Securities issued to Traq stockholders upon release from escrow	—	—	229,619	23	1,233,272	—	—	—	1,233,295
Stock-based compensation—options	—	—	—	—	539,948	—	—	—	539,948
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(3,224,058)	(3,224,058)
Net loss	—	—	—	—	—	—	—	(6,959,037)	(6,959,037)

BALANCE—December 31, 2008	1,928,479	366,309	15,125,420	1,513	4,360,547	345,436	(784,176)	(39,772,035)	(35,482,406)
Issuance of shares from exercise of stock options	—	—	284,096	28	76,510	—	—	—	76,538
Issuance of stock warrants	—	—	—	—	—	1,355,724	—	—	1,355,724
Securities repurchased as result of litigation settlement	—	—	(190,000)	(19)	(89,280)	—	—	—	(89,299)
Stock-based compensation—options	—	—	—	—	748,763	—	—	—	748,763
Reclassification of note receivable	—	—	—	—	—	—	690,739	—	690,739
Preferred stock dividends and accretion	—	—	—	—	—	—	—	(3,777,947)	(3,777,947)
Net loss	—	—	—	—	—	—	—	(2,554,366)	(2,554,366)

BALANCE—December 31, 2009	1,928,479	$366,309	15,219,516	$1,522	$5,096,540	$1,701,160	$(93,437)	$(46,104,348)	$(39,032,254)

The accompanying notes are an integral part of these consolidated financial statements

TANGOE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,735,208)	$(6,959,037)	$(2,554,366)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of debt discount	32,177	53,157	192,654
Depreciation and amortization	1,911,139	2,708,596	3,536,908
Increase (decrease) in deferred rent liability	199,154	193,188	(380,351)
Gain on disposal of computers, furniture and equipment	1,136	—	—
Allowance for doubtful accounts	203,771	137,417	8,812
Deferred income taxes	—	61,500	190,400
Stock-based compensation	278,710	539,948	748,763
Stock-based compensation related to common stock and Series A convertible
preferred stock repurchase	—	1,387,646	—
Non-cash expense relative to issuance of warrants to service provider	—	14,881	7,800
(Increase) decrease in fair value of warrants for redeemable convertible preferred stock	(38,943)	65,895	183,970
Changes in operating assets and liabilities:
Accounts receivable	(1,040,227)	(1,596,294)	(141,175)
Prepaid expenses and other assets	259,577	(323,050)	(25,233)
Other assets	263,984	(36,355)	(133,397)
Accrued expenses	(45,381)	573,052	(198,682)
Accounts payable	707,887	392,164	113,173
Deferred revenue	2,199,544	1,523,904	882,005

Net cash (used in) provided by operating activities	(4,802,680)	(1,263,388)	2,431,281

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers, furniture and equipment	(512,609)	(670,564)	(660,054)
Cash paid in connection with acquisitions, net of cash acquired	(1,979,397)	(12,050,853)	(965,318)
Cash held in escrow	—	(1,375,000)	—

Net cash used in investing activities	(2,492,006)	(14,096,417)	(1,625,372)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt	(2,388,290)	(3,239,476)	(580,189)
Borrowings of debt	6,135,047	16,690,431	—
Deferred financing costs	(87,511)	(138,291)	(85,242)
Payments of settlement liability	(175,000)	(175,000)	(200,000)
Proceeds from exercise of options	203,618	137,408	76,538
Payments made to repurchase securities as a result of litigation settlement	—	—	(407,919)
Proceeds from exercise of warrants	130,032	—	—
Proceeds from issuance of Series F redeemable convertible preferred stock, net of costs incurred	—	11,862,767	—
Cash paid to repurchase outstanding common stock and Series A convertible preferred stock	—	(4,604,797)	—

Net cash provided by (used in) financing activities	3,817,896	20,533,042	(1,196,812)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,476,790)	5,173,237	(390,903)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,857,661	1,380,871	6,554,108

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,380,871	$6,554,108	$6,163,205

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	$492,107	$1,109,691	$2,031,135

State income tax payments	$28,431	$37,209	$73,893

State income tax credits (redeemed for cash)	$(427,767)	$(74,731)	$—

NON-CASH TRANSACTIONS:
Securities issued in connection with acquisitions	$19,318,652	$2,065,583	$—

Preferred stock dividends and accretion	$2,550,836	$3,224,058	$3,777,947

Issuance of warrants in connection with notes payable and marketing agreement	$34,931	$201,988	$2,744,714

Notes receivable accepted for purchase of common stock	$330,323	$453,853	$—

Computer, furniture and equipment acquired with capital lease	$47,846	$49,534	$597,636

Shares issued for accrued expenses	$—	$—	$407,919

The accompanying notes are an integral part of these consolidated financial statements.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION, DESCRIPTION OF BUSINESS

        Tangoe, Inc. (the "Company"), a Delaware corporation, was incorporated on February 9, 2000 as TelecomRFQ, Inc. During 2001, the Company changed its name to Tangoe, Inc. The Company provides communications lifecycle management software and related services to a wide range of enterprises, including large and medium-sized businesses and other organizations. Communications lifecycle management encompasses the entire lifecycle of an enterprise's communications assets and services, including planning and sourcing, procurement and provisioning, inventory and usage management, invoice processing, and decommissioning and disposal. The Company's Communications Management Platform is an on-demand suite of software designed to manage and optimize the complex processes and expenses associated with this lifecycle for both fixed and mobile communications assets and services. The Company's customers can also engage the Company through its client services group to manage on their behalf their communications assets and services through its Communications Management Platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation and Basis of Preparation—The consolidated financial statements include the financial results of Tangoe, Inc. and its wholly owned subsidiaries Traq Wireless, Inc. and Tangoe EU, B.V. Intercompany balances and transactions have been eliminated in consolidation.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a variable interest rate account.

        Revenue Recognition—Recurring technology and services revenue consists of subscription-based fees, software subscription license fees, software maintenance fees and hosting fees related to the use of the Company's solution to manage its customers' communications expenses. Strategic consulting, software licenses and other revenues consist of fees for perpetual software licenses, professional services, contract negotiations and bill audits.

        The Company recognizes revenue when persuasive evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred. Recurring technology and services subscription-based fees, software subscription license fees, software maintenance fees, and hosting fees are recognized ratably over the term of the period of service. The subscription-based services we provide include help desk, asset procurement and provisioning, and carrier dispute resolution. Implementation fees associated with recurring technology and services engagements are recognized ratably over the expected life of the customer relationship.

        Software license fees consist of fees paid for a perpetual license agreement for the Company's technology, which are recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 605 (previously American Institute of Certified Public Accountants' Statement of Position 97-2), Software Revenue Recognition, as amended. If software maintenance fees are provided for in the license fee or at a discount pursuant to a license agreement, a portion of the license fee equal

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to the fair market value of these amounts is allocated to software maintenance revenue based on the value established by independent sales of such maintenance services to customers.

        Professional services related to the implementation of the Company's software products ("Consulting Services") are generally performed on a fixed fee basis under separate service arrangements. Consulting Services revenue is recognized as the services are performed by measuring progress towards completion based upon either costs or the achievement of certain milestones. The Company also provides contract negotiation and bill audit services ("Strategic Sourcing Services") on behalf of its customers, which are generally performed on a contingency fee basis, with the Company's fees being based on a percentage of the savings the Company achieves for the customer. Revenue from Strategic Sourcing Services engagements is recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which the Company is entitled.

        In accordance with ASC 605 (previously Emerging Issues Task Force ("EITF") Issue No. 01-14), Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses, the Company classifies reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying consolidated statements of operations. For the years ended December 31, 2007, 2008 and 2009, reimbursed expenses of $200,665, $180,245 and $30,702, respectively, were included in revenue.

        Software Development Costs—The Company expenses research and development costs as incurred. The Company has evaluated the establishment of technological feasibility of its products in accordance with ASC 805 (previously Statement of Financial Accounting Standards ("SFAS") No. 86), Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The Company has concluded that technological feasibility is not established until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, the Company charges all such costs to research and development in the period incurred.

        Computers, Furniture and Equipment—Computers, furniture and equipment are stated at historical cost. Depreciation of computers, furniture and equipment is provided for, commencing when the assets are placed in service, using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lease term, which is shorter than the useful lives.

        Deferred Rent—The Company has operating leases for various office spaces, some of which include a rent escalation clause. Generally accepted accounting principles in the United States of America ("GAAP") require that rental expense be reflected on a straight-line basis over the life of the lease. This results in deferred rent on the balance sheet.

        Income Taxes—The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial statements or tax returns. Deferred tax assets and liabilities are measured based on the difference between the financial statement carrying amounts and the respective tax basis of assets and liabilities and net operating loss carryforwards available for tax reporting purposes using the applicable tax rates for the years in which the differences are expected to reverse. A valuation allowance is recorded on deferred tax assets unless realization is determined to be more likely than not. Effective January 1, 2009, the Company adopted ASC 740 (previously FASB Interpretation No. 48), Accounting for Uncertainty in Income Taxes, which did not have a material effect on its consolidated financial statements.

        Concentration of Credit Risk—Financial instruments that subject the Company to risk of loss consist principally of accounts receivable. For the years ended December 31, 2007 and 2008, no individual end customer represented greater than 10% of total revenue. For the year ended December 31, 2009, one strategic alliance partner represented 11.8% of total revenue. As of December 31, 2008 and 2009, one strategic alliance partner represented a greater than 10% concentration of total accounts receivable of 15.5% and 15.8%, respectively. The Company has balances with financial institutions in excess of the Federal Deposit Insurance Corporation limit. The Company believes that credit risks associated with these concentrations are limited, as the amounts are held by major financial institutions in the United States.

        Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are reported on the balance sheet at their outstanding principal balance, net of an estimated allowance for possible losses. The allowance for possible losses is estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are charged against the allowance (written-off) when substantially all collection efforts cease. Based on the information available, the Company's management believes that the allowance for doubtful accounts as of December 31, 2008 and 2009 is adequate.

        Cash held on behalf of customers—Commencing in 2008, the Company's services for some customers include the payment of the customer's communications invoices directly to the carrier. Such payments are made from separate bank accounts set up on behalf of each such customer, which are funded by the customer shortly in advance of the Company making any disbursements. These accounts are used only for the payment of the customer's invoices and the Company does not fund these accounts, therefore the balances in these accounts are not included on the accompanying consolidated balance sheets. As of December 31, 2008 and 2009, the total funds held by the Company on behalf of its customers were $2,271,591 and $701,821, respectively.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

        Business Combinations and Valuation of Intangible Assets—Effective in 2009, the Company accounts for business combinations in accordance with ASC 805 (previously SFAS No. 141(R)), Business Combinations. ASC 805 requires business combinations to be accounted

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

for using the purchase method of accounting and includes specific criteria for recording intangible assets separate from goodwill and promotes greater use of fair values in financial reporting. Results of operations of acquired businesses are included in the financial statements of the acquiring company from the date of acquisition. Net assets of the acquired company are recorded at their fair value at the date of acquisition.

        Impairment of Goodwill and Certain Other Long-Lived Assets—As required by ASC 350 (previously SFAS No. 142), Goodwill and Other Intangible Assets, the Company tests goodwill for impairment. Goodwill is not amortized, but instead tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events. The Company has one reporting unit. The annual goodwill impairment test is a two-step process. First, the Company determines if the carrying value of its related reporting unit exceeds fair value, which would indicate that goodwill may be impaired. If the Company then determines that goodwill may be impaired, it compares the implied fair value of the goodwill to its carrying amount to determine if there is an impairment loss.

        The Company accounts for the impairment of long-lived assets other than goodwill in accordance with ASC 360 (previously SFAS No. 144), Accounting for the Impairment or Disposal of Long-Lived Asset. In accordance with ASC 360, the Company evaluates long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset or group of assets. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company does not have any long-lived assets, including intangible assets, which it considers to be impaired.

        Stock-Based Compensation—The Company follows ASC 718 (previously SFAS No. 123(R)), Share-based Payment, for recording stock-based compensation. This statement requires recording stock-based awards at fair value. The Company also complies with the provisions of ASC 505 (previously EITF Issue No. 96-18), Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, with respect to stock option grants to non-employees.

        Unaudited pro forma balance sheet—As described in Note 13, the Company's shares of preferred stock will convert into shares of common stock upon the closing of an initial public offering. The Company has presented an unaudited pro forma balance sheet as of December 31, 2009 to reflect the conversion of its shares of preferred stock into common stock. The effect of this conversion is to reclassify $57,604,156 of redeemable convertible preferred stock into stockholders' equity.

        Reclassification—Certain previously reported amounts have been reclassified to conform to the classifications used in the December 31, 2009 financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2009, the FASB issued ASC 105, The FASB Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162 (the

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

"Codification"), which establishes the Codification as the single source of authoritative nongovernmental GAAP. The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents have been superseded, and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim and annual periods ending after September 15, 2009 and, accordingly, the Company adopted the provisions for its year ended December 31, 2009. The adoption of the Codification did not have an impact on the Company's consolidated financial statements.

        In June 2009, the FASB issued ASC 855 (previously SFAS No. 165), Subsequent Events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on the Company's consolidated financial statements.

        In October 2009, the FASB issued Accounting Standards Update ("ASU") 2009-13, which amends ASC 605, Revenue Recognition, to require companies to allocate revenue in multiple-element arrangements based on an element's estimated selling price if vendor-specific or other third-party evidence of value is not available. ASU 2009-13 is effective beginning January 1, 2011. Earlier application is permitted. The Company is currently evaluating both the timing and the impact of the pending adoption of ASU 2009-13 on its consolidated financial statements. However, it is not expected to materially affect the Company's consolidated financial statements.

        In October 2009, the FASB issued ASU 2009-14, which amends ASC 985-605, Software-Revenue Recognition, to exclude from its requirements (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, and early adoption will be permitted. The Company is currently in the process of determining the effect, if any, that the adoption of ASU 2009-14 will have on its consolidated financial statements, but it does not expect it to materially affect the consolidated financial statements.

        In September 2006 and February 2009, the FASB issued guidelines under ASC 820 (formerly SFAS No. 157, Fair Value Measurements, and related FASB Staff Positions) related to fair value measurements that define fair value, establish a framework in GAAP for measuring fair value and expand disclosures about fair value measurements. The guidelines do not increase the use of fair value measurement and only apply when other guidelines require or permit the fair value measurement of assets and liabilities. The implementation of the guidelines for financial assets and financial liabilities did not have a material impact on the Company's consolidated financial statements.

        ASC 820 also establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are inputs that are observable for an asset or liability, either directly or indirectly, through corroboration with observable market data; and Level 3 inputs are unobservable inputs based on a reporting entity's own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

        In June 2008, the FASB reached a consensus on ASC 815 (formerly EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock). ASC 815 provides guidance in assessing whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. ASC 815 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this guidance did not have a materially impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued ASC 805 (previously SFAS No. 141(R)), Business Combinations. ASC 805 requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction at fair values as of the acquisition date. ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted this guidance as of January 1, 2009. The Company will apply the requirements of this guidance prospectively to any future acquisitions.

4. BUSINESS COMBINATIONS

     Traq Wireless, Inc.

        In March 2007, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Traq Wireless, Inc. ("Traq"), a privately held company based in Austin, Texas, whereby Traq became a wholly owned subsidiary of the Company (the "Traq Merger"). Traq was a provider of software and services that focus on wireless expense management for enterprises. The Company accounted for this merger as a purchase business combination and has included Traq's operating results in its Statements of Operations from the date of the acquisition.

        Pursuant to the Merger Agreement, the holders of Traq's common stock received 1.252677 shares of the Company's common stock for each share of Traq's common stock. Holders of 1,000 or fewer shares of common stock were paid $0.74 per share of Traq's common stock and their shares were not converted into the Company's common stock. The holders of Traq's Series 1 preferred stock and Series 2 preferred stock received 1.252677 shares of the Company's Series 1 redeemable convertible preferred stock ("Series 1") and Series 2 redeemable convertible preferred stock ("Series 2"), respectively, in exchange for each share of Traq's preferred stock. A portion of the securities issued by the Company to the holders of Traq's common and preferred stock was held in escrow until September 2008, at which point it was released to Traq's stockholders. Any unexpired and unexercised options to purchase Traq's common stock were converted to options to purchase the Company's common stock pursuant to the Merger Agreement. Additionally, Traq's outstanding warrants were converted

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. BUSINESS COMBINATIONS (Continued)

into warrants to purchase shares of the Company's preferred stock pursuant to the Merger Agreement (see Note 13). In conjunction with the Traq Merger, the Company retired approximately $1.7 million of Traq's bank debt and refinanced a substantial portion of the Company's long-term debt, as further described in Note 9. The transaction was structured to constitute a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     Traq Purchase Price Allocation

        The fair value of the total purchase consideration was as follows:

	2007	2008	Total
Series 1 redeemable convertible preferred stock issued	$13,880,134	$2,573,149	$16,453,283
Series 2 redeemable convertible preferred stock issued	1,800,024	295,026	2,095,050
Common stock issued	723,386	107,324	830,710
Vested stock warrants issued	56,390	—	56,390
Vested stock options issued	924,468	—	924,468

Value of equity securities issued	17,384,402	2,975,499	20,359,901
Capitalized costs incurred	360,903	—	360,903

Total purchase consideration	$17,745,305	$2,975,499	$20,720,804

        The allocation of the total purchase price of Traq's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of March 9, 2007. The Company allocated the excess of purchase price over the identifiable intangible and net tangible assets to goodwill. The following table presents the allocation of the total purchase price:

	Purchase Price Allocation
	2007	2008	Total
Cash and cash equivalents	$537,374	$—	$537,374
Accounts receivable	2,002,322	—	2,002,322
Prepaid expenses and other current assets	114,511	—	114,511
Property and equipment	536,882	—	536,882
Intangible assets (see below)	11,355,300	—	11,355,300
Goodwill	8,332,397	2,975,499	11,307,896
Deposits and other non-current assets	15,607	—	15,607
Accounts payable	(462,685)	—	(462,685)
Accrued expenses	(1,255,601)	—	(1,255,601)
Debt repaid	(1,723,188)	—	(1,723,188)
Capital leases assumed	(109,820)	—	(109,820)
Settlement liability	(750,000)	—	(750,000)
Deferred revenue	(847,794)	—	(847,794)

Total purchase price allocation	$17,745,305	$2,975,499	$20,720,804

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. BUSINESS COMBINATIONS (Continued)

        Intangible assets include patents, technological know-how and customer relationships. The Company estimated the fair value of intangible assets using the income approach, including the relief-from-royalty and excess earnings methodologies, to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$8,435,200	7.7
Technology and technological know-how	1,866,200	8.0
Patents	1,053,900	8.0

Total intangible assets	$11,355,300

     Information Strategies Group

        On July 28, 2008, the Company acquired substantially all of the assets of Information Strategies Group, Inc. ("ISG") for $11,898,885 in cash (the "ISG Consideration"). ISG was a New Jersey-based provider of communications and information technology expense processing services and technologies.

        The ISG Consideration consisted of the cash consideration paid to ISG's stockholders totaling $11,775,000 and other direct transaction costs of $123,885 consisting primarily of legal and other professional fees. In addition, $1,375,000 was held in escrow and subsequently paid to ISG's stockholders, and $13,000 of additional direct costs was paid in 2009. The total purchase price the Company paid for ISG was $13,286,885. The amount held in escrow was not included in the Company's purchase price in 2008 and was included in Cash held in escrow at December 31, 2008.

        In conjunction with the acquisition, the Company secured approximately $12,000,000 of equity financing through the sale of 10,190,218 shares of Series F redeemable convertible preferred stock ("Series F") at a price of $1.1776 per share to a new investor, as further described in Note 13. Additionally, the Company secured additional bank financing and repurchased certain of its equity securities, as described in more detail in Note 9.

     ISG Purchase Price Allocation

        The allocation of the total purchase price of ISG's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of July 28, 2008. The Company allocated the excess of purchase price over the identifiable intangible and net

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. BUSINESS COMBINATIONS (Continued)

tangible assets to goodwill. The following table presents the allocation of the total purchase price:

	Purchase Price Allocation
	2008	2009		Total
Accounts receivable	$2,868,444	$—		$2,868,444
Property and equipment	349,450	—		349,450
Intangible assets (see below)	5,920,000	—		5,920,000
Goodwill	3,386,819	1,388,000	*	4,774,819
Deposits and other non-current assets	68,346	—		68,346
Accounts payable	(286,845)	—		(286,845)
Accrued expenses	(407,329)	—		(407,329)

Total purchase price allocation	$11,898,885	$1,388,000		$13,286,885

*
Includes $1,375,000 released from escrow.

        The goodwill related to the ISG acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income approach, including the relief-from-royalty and excess earnings methodologies, to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$3,500,000	10.0
Technology and technological know-how	2,100,000	10.0
Trademarks	180,000	Indefinite
Covenants not to compete	140,000	2.0

Total intangible assets	$5,920,000

        Below are the unaudited pro forma results of the Company for 2008 as if the ISG acquisition occurred at the beginning of 2008. These results are not intended to reflect the actual operations of the Company had the acquisition occurred at January 1, 2008.

Description	Year Ended December 31, 2008
Revenue	$44,973,864
Operating loss	(4,262,944)
Net loss	(9,863,178)
Basic and diluted loss per common share	$(0.69)

     InterNoded, Inc.

        On December 23, 2008, the Company acquired substantially all of the assets of InterNoded, Inc. ("InterNoded") for consideration valued at $3,266,545 (the "InterNoded

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. BUSINESS COMBINATIONS (Continued)

Consideration"). InterNoded was a Massachusetts-based provider of mobile device management solutions.

        The fair value of the InterNoded Consideration was determined as follows:

	2008	2009	Total
Cash paid at closing	$104,569	$—	$104,569
Future cash payments due	2,395,431	—	2,395,431
Less: imputed interest	(193,533)	—	(193,533)
Value of common stock issued	912,679	—	912,679

Value of cash, notes and equity securities issued	3,219,146	—	3,219,146
			—
Capitalized costs incurred	47,399	56,888	104,287

Total InterNoded Consideration	$3,266,545	$56,888	$3,323,433

        In addition to the InterNoded Consideration noted above, the stockholders of InterNoded have the ability to earn additional purchase consideration through the attainment of certain revenue goals from the InterNoded product line during the years ended December 31, 2009, 2010 and 2011 (the "Earnout"). The amount of the Earnout is a percentage of revenue varying from 0% to 25% depending upon the product and level of revenue attained in each year. In accordance with ASC 805, any Earnout attained will be recorded as an increase to the InterNoded Consideration when and if it is earned. To date, none of the Earnout has been earned.

     InterNoded Purchase Price Allocation

        The allocation of the total purchase price of InterNoded's net tangible and identifiable intangible assets was based upon the estimated fair value of those assets as of December 23, 2008. The Company allocated the excess of purchase price over the identifiable intangible and

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4. BUSINESS COMBINATIONS (Continued)

net tangible assets to goodwill. The following table presents the allocation of the total purchase price:

	Purchase Price Allocation
	2008	2009	Total
Accounts receivable	$178,894	—	$178,894
Prepaid expenses	10,502	—	10,502
Property and equipment	78,800	—	78,800
Intangible assets (see below)	1,995,000	—	1,995,000
Goodwill	1,496,081	$56,888	1,552,969
Deposits and other non-current assets	60,000	—	60,000
Capital lease obligations	(34,751)	—	(34,751)
Accounts payable	(249,384)	—	(249,384)
Accrued expenses	(140,998)	—	(140,998)
Deferred revenues	(127,599)	—	(127,599)

Total purchase price allocation	$3,266,545	$56,888	$3,323,433

        The goodwill related to the InterNoded acquisition is tax deductible. The Company estimated the fair value of intangible assets using the income approach, including the relief-from-royalty and excess earnings methodologies, to value the identifiable intangible assets, which are subject to amortization.

Description	Fair Value	Weighted Average Useful Life (in years)
Customer relationships	$865,000	10.0
Technology and technological know-how	1,063,000	10.0
Trademarks	67,000	indefinite

Total intangible assets	$1,995,000

        The impact of acquiring InterNoded on the operating results of prior periods would not have been material based on the historical revenue and expenses of InterNoded.

5. COMPUTERS, FURNITURE AND EQUIPMENT

        Computers, furniture and equipment consist of:

	2008	2009
Computers and software	$3,875,499	$4,864,070
Furniture and fixtures	284,139	495,901
Leasehold improvements	130,156	187,514

	4,289,794	5,547,485
Less accumulated depreciation and amortization	(2,664,348)	(3,786,113)

Computers, furniture and equipment—net	$1,625,446	$1,761,372

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. COMPUTERS, FURNITURE AND EQUIPMENT (Continued)

        Computers and software includes equipment under capital leases totaling approximately $247,239 and $950,119 at December 31, 2008 and 2009, respectively. Accumulated depreciation on equipment under capital leases totaled approximately $216,333 and $373,561 as of December 31, 2008 and 2009, respectively. Depreciation and amortization expense associated with computers, furniture and equipment was $711,900, $905,991 and $1,121,765 for the years ended December 31, 2007, 2008 and 2009, respectively.

        In connection with the business combinations described in Note 4, the Company acquired fixed assets with fair values of $428,250 during the year ended December 31, 2008, consisting primarily of computer equipment and software.

6. INTANGIBLE ASSETS

        The following table presents the components of the Company's intangible assets as of December 31, 2008 and 2009:

Year ended December 31,	2008	Weighted Average Useful Life (in years)	2009	Weighted Average Useful Life (in years)
Patents	$1,053,900	8.0	$1,053,900	8.0
Less: accumulated amortization	(238,331)		(370,069)
Patents, net	815,569		683,831

Technological know-how	5,029,200	9.3	5,029,200	9.3
Less: accumulated amortization	(509,527)		(1,059,102)
Technological know-how, net	4,519,673		3,970,098

Customer relationships	12,900,200	8.5	12,900,200	8.5
Less: accumulation amortization	(2,171,332)		(3,736,189)
Customer relationships, net	10,728,868		9,164,011

Covenants not to compete	140,000	2.0	140,000	2.0
Less: accumulated amortization	(29,166)	—	(99,167)	—
Covenants not to compete, net	110,834	—	40,833	—

Strategic marketing agreement	—	—	2,736,915	10.0

Trademarks	247,000	Indefinite	247,000	Indefinite

Total intangible assets	$16,421,944		$16,842,688

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. INTANGIBLE ASSETS (Continued)

        The related amortization expense for 2007, 2008 and 2009 was $1,181,374, $1,766,982 and $2,316,171, respectively. The Company's estimate of future amortization expense for acquired intangible assets less indefinite lived assets that exist at December 31, 2009 is as follows

2010	2,288,021
2011	2,252,804
2012	2,293,543
2013	2,335,584
2014	2,135,413
thereafter	5,290,323

Total	$16,595,688

7. NOTES RECEIVABLE

        As described further in Note 13, certain employees of the Company purchased 893,124 and 1,750,000 shares of common stock during the years ended December 31, 2007 and 2008, respectively, in exchange for recourse promissory notes issued to the Company in the aggregate amount of $249,355 and $453,853, respectively. These promissory notes are reflected as a reduction to stockholder's equity. The promissory notes each mature on the earliest to occur of: (a) ten years from the date of issuance, (b) a change in control, as defined, (c) the first anniversary of the termination of the respective employee's employment with the Company due to either (i) death or (ii) inability to work due to health reasons, as determined by the Company's board of directors in its sole discretion, or (d) ninety days after termination of the respective employee's employment with the Company for any other reason. These notes accrue interest at rates ranging from 4.46% - 4.72% annually, payable at maturity.

        During the year ended December 31, 2007, the Company also amended the provisions of certain warrants to purchase a total of 324,000 shares of common stock held by an executive of the Company to enable that executive to exercise the warrants in exchange for promissory notes issued to the Company. These promissory notes have a face value of $80,968 and are reflected as a reduction to stockholder's equity. These promissory notes mature on the earliest to occur of: (a) ten years from the date of issuance, (b) a change in control, as defined, (c) the first anniversary of the termination of the executive's employment with the Company due to either (i) death or (ii) inability to work due to health reasons, as determined by the Company's board of directors in its sole discretion, or (d) ninety days after termination of the executive's employment with the Company for any other reason. These notes accrue interest at a rate of 5.31% annually, payable at maturity.

        Interest income related to these notes was accrued by the Company during the years ended December 31, 2007, 2008 and 2009 in the amount of $1,531, $36,355 and $36,311, respectively, which is included in "Interest Income" on the accompanying consolidated statement of operations and included in other non-current assets on the accompanying consolidated balance sheet.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. COMMITMENTS AND CONTINGENCIES

        The Company is involved in various legal proceedings that arise from time to time in the normal course of business. The following outlines various matters that have or may have a material effect on the financial position and results of operations of the Company as of December 31, 2009.

        In January 2004, a third party filed a complaint against Traq for patent infringement in the United States District Court for the Southern District of Indiana. In July 2004, Traq entered into a settlement agreement with the third party whereby the complaint was dismissed with prejudice. In connection with the settlement agreement, Traq agreed to pay the third party $1.2 million. The Company assumed this obligation in connection with the Traq Merger. The payment remaining at December 31, 2009 of $200,000 will be paid in full in June 2010.

        The Company has entered into non-cancellable operating leases for the rental of office space in various locations which expire between 2011 and 2014. Some of the leases provide for lower payments in the beginning of the term which gradually escalate during the term of the lease. The Company recognizes rent expense on a straight-line basis over the lease term, which gives rise to a deferred rent liability on the balance sheet.

        The Company is also obligated under several leases covering computer equipment and software, which the Company has classified as capital leases. In March 2010, the Company signed a lease addendum for its headquarters in Orange, Connecticut. All future minimum rental payments for this addendum have been included in the schedule below. Additionally, the Company has entered into several operating leases for various office equipment items, which expire between May 2010 and October 2012.

        As of December 31, 2009, the Company's obligation for future minimum rental payments related to these leases is as follows:

	Operating Leases	Capital Leases
2010	$2,225,743	$223,449
2011	2,186,344	160,498
2012	1,935,924	67,025
2013	1,752,361	—
2014	1,593,551	—
thereafter	1,733,256	—

Total future minimum lease obligations	$11,427,179	450,972

Less: amount representing interest		(65,333)

Present value of minimum lease obligations		$385,639

        Rent expense, included in general and administrative expense, was approximately $990,627, $1,175,929 and $1,611,258 for the years ended December 31, 2007, 2008 and 2009, respectively.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FINANCING ARRANGEMENTS

        As of December 31, 2008 and 2009, borrowings outstanding included the following:

	2008	2009
Revolving line of credit, $5.0 million limit, bears interest at an interest rate equal to the greater of base rate (as defined) plus 6.0% or 10.25% at December 31, 2009, interest rate was 6.97% and 10.25% at December 31, 2008 and 2009, respectively	$5,000,000	$5,000,000
Term loan, bears interest at an interest rate equal to the greater of base rate (as defined) plus 6.0% or 10.25% at December 31, 2009, interest rate in effect was 9.72% and 10.25% at December 31, 2008 and 2009, respectively. Interest only payments through January 2010; thereafter, monthly interest and principal payments as described below. Net of unamortized discount of $163,718 and $116,941 at December 31, 2008 and, 2009, respectively.	14,086,282	14,133,059
Deferred InterNoded purchase price, net of unamortized discount of $193,534 and $47,656 at December 31, 2008 and 2009, respectively. Payable in annual installments starting January 2009, as described below.	2,201,897	1,452,344
Subordinated notes payable June 2010, bear interest at 13% payable quarterly and 3% accrued until maturity.	660,000	360,000
Capital lease obligations (Note 8)	68,192	385,639

Total notes payable	22,016,371	21,331,042
Less current portion	(6,608,808)	(9,397,847)

Notes payable, less current portion	$15,407,563	$11,933,195

        The Company has a revolving line of credit of up to $5,000,000 based upon 85% of the Company's eligible accounts receivable. The revolving line of credit bears interest at the defined prime rate plus 6.0% or 10.25%, whichever is greater. The revolving line of credit was to mature on March 9, 2009. On March 9, 2009, the bank extended the expiration of the revolving line of credit until June 30, 2009. On June 30, 2009, the bank further extended the expiration of the revolving line of credit until June 30, 2010, at which time the entire unpaid principal balance will be due and payable.

        The Company borrowed $14,250,000 pursuant to a new term loan with its existing bank in connection with the acquisition of ISG (the "New Term Loan"), as described in Note 4. A previous term loan with the same bank with an outstanding principal balance of $2,152,778 was repaid from the proceeds of the New Term Loan. The New Term Loan requires interest-only payments through January 2010. Thereafter, monthly interest payments are to be accompanied by principal payments in the following amounts: (i) $201,250 commencing on February 1, 2010 through and including July 1, 2010; (ii) $340,000 from August 1, 2010 through and including July 1, 2011; (iii) $491,000 from August 1, 2011 through and including

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FINANCING ARRANGEMENTS (Continued)

June 1, 2012; and (iv) $3,561,500 on July 1, 2012. The Company has made all required principal payments to date in 2010. The interest rate on the New Term Loan is the defined prime rate plus 6.0% or 10.25%, whichever is greater. As further described in Note 13, the Company also issued a warrant to purchase 850,000 shares of Series F to the bank at an exercise price of $1.1776 per share. The revolving line of credit and the New Term Loan have financial covenants relative to the attainment of defined quarterly EBITDA and minimum cash balance requirements, and are secured by all of the Company's physical assets and intellectual property. At September 30, 2009, the minimum cash balance covenant was in default. This default was remedied in October 2009 and a waiver for the minimum cash balance requirement was received from the bank.

        As described in Note 4, the purchase consideration for the acquisition of InterNoded includes deferred cash payments (the "Deferred Cash Consideration"). The Deferred Cash Consideration includes payments of $895,431 made in January 2009, $1,000,000 made in January 2010 and $500,000 payable on January 15, 2011. The Company paid the required Deferred Cash Consideration of $1,000,000 on January 15, 2010. No interest accrues on the Deferred Cash Consideration; however, the Company recorded imputed interest in the amount of $193,534 based on the Company's weighted average cost of debt as of the date of the acquisition. The Deferred Cash Consideration is subordinated to the revolving line of credit and the New Term Loan.

        In May 2006, the Company borrowed $660,000 pursuant to a subordinated debt facility with a group of existing stockholders and other individuals. Interest was payable at a rate of 13% on a quarterly basis, commencing on July 1, 2006. An additional interest payment of 3% of the outstanding principal was payable along with the entire outstanding principal balance on May 23, 2009. The subordinated loans are secured by all of the Company's physical assets, but subordinated to the bank facilities described above. In connection with the subordinated debt facility, the Company issued warrants to purchase an aggregate of 66,000 shares of common stock to the note holders at an exercise price of $0.63743 per share. These warrants are exercisable for a period of seven years from the date of issuance and were valued at their fair market value on the date of issuance, which was determined to be $11,960. During 2009, the Company repaid $300,000 of the subordinated debt facility plus interest. The remaining note holders extended the maturity date of their notes to June 30, 2010. As a result of the agreement to extend the terms of the notes, the Company issued warrants to purchase an additional 18,000 shares of common stock to the remaining note holders at an exercise price of $0.74 per share. These warrants are exercisable for a period of five years from the date of issuance and were valued at their fair market value on the date of issuance, which the Company determined to be $7,800. For the years ended December 31, 2007, 2008 and 2009, $61,750, $61,919 and $105,957, respectively, of interest attributable to the subordinated debt was paid to related party stockholders.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9. FINANCING ARRANGEMENTS (Continued)

        The following is a schedule of future payments related to the Company's financing arrangements as of December 31, 2009.

Years Ending December 31:
2010	$9,460,130
2011	5,471,984
2012	6,563,525

Total payments	21,495,639

Less: unamortized debt discount	(164,597)

Total notes payable	$21,331,042

10. INCOME TAXES

        The provision for income tax expense for the years ended December 31, 2007, 2008 and 2009 consists of the following components:

	2007	2008	2009
Current tax provision:
Federal	$—	$—	$—
State	(75,577)	(38,180)	73,893

Total current expense (benefit)	(75,577)	(38,180)	73,893

Deferred tax provision:
Federal	—	52,275	174,960
State	—	9,225	15,440

Total deferred expense	—	61,500	190,400

Total income tax provision (benefit)	$(75,577)	$23,320	$264,293

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. INCOME TAXES (Continued)

        As of December 31, 2008 and 2009, the Company's deferred tax assets (liabilities) were as follows:

	2008	2009
Deferred tax assets:
Deferred rent	$451,000	$310,000
Settlement liability	148,000	74,000
Accrued expenses	27,000	27,000
Allowance for doubtful accounts	169,000	172,000
Deferred revenue	46,000	—
Stock-based compensation	303,000	580,000
Net operating losses	18,682,000	19,045,000
Unused research and development credits	1,299,000	1,299,000
Other	3,000	9,000
Less: valuation allowance	(17,810,000)	(18,831,900)

	3,318,000	2,684,100
Deferred tax liabilities
Intangible assets	(3,279,500)	(2,777,000)
Fixed assets	(100,000)	(159,000)

Net deferred tax liability	$(61,500)	$(251,900)

        The Company recorded a deferred income tax provision of $61,500 and $190,400 for the years ended December 31, 2008 and 2009, respectively, related to the different book and tax treatment for goodwill. For tax purposes, goodwill is subject to annual amortization, while goodwill is not amortized for book purposes. The deferred tax liability of approximately $61,500 and $251,900 at December 31, 2008 and 2009 is included in the Company's consolidated balance sheets within other long-term liabilities.

        The Company has provided a valuation allowance for the full amount of its deferred tax assets at December 31, 2008 and 2009, as it is not more likely than not that any future benefit from deductible temporary differences and net operating loss and tax credit carryforwards would be realized. The decrease in the valuation allowance of $2,186,000 for the year ended December 31, 2008 is primarily attributable to increases in the net operating loss carryforwards and deferred tax assets associated with deferred revenue. The increase in the valuation allowance of $1,022,000 for the year ended December 31, 2009 is primarily attributable to increases in net operating loss carryforwards and deferred tax assets associated with stock-based compensation expense.

        As of December 31, 2008 and 2009, the Company had federal net operating loss carryforwards of approximately $50,000,000 and $51,000,000 (see below), respectively, which if unused expire from 2020 to 2027. The Company also has federal research and development credit carryforwards of $1,299,000 at December 31, 2008 and 2009, which are available to offset future federal tax liabilities. The State of Connecticut provides companies with the opportunity to exchange certain research and development credit carryforwards for a cash payment in exchange for foregoing the carryforward of the research and development credits.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. INCOME TAXES (Continued)

The Company recognized a state income tax benefit of $80,592 $74,731 and $0 related to research and development credits exchanged for cash in 2007, 2008 and 2009, respectively, which has been included in the income tax provision (benefit) in those years.

        Sections 382 and 383 of the Code, and similar state regulations, contain provisions that may limit the net operating loss carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, as defined, the amount of the net operating loss carryforwards that the Company may utilize in any one year may be limited. The Company has completed several financings since its inception, which when combined with the purchasing stockholders' subsequent disposition, have resulted in a change in control as defined by Section 382, or could result in a change in control in the future. As of December 31, 2009, $25,000,000 of the Company's $51,000,000 net operating loss carryforward is subject to future limitations under Section 382 of the Code.

        On January 1, 2009, the Company adopted the provisions of ASC 740. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's income tax returns since inception are open to examination by federal, state and foreign tax authorities. The Company has no amount recorded for any unrecognized tax benefits as of December 31, 2008 and 2009, nor did the Company record any amount for the implementation of ASC 740. The Company's policy is to record estimated interest and penalty related to the underpayment of income taxes or unrecognized tax benefits as a component of its income tax provision. During the years ended 2007, 2008 and 2009, the Company did not recognize any interest or penalties in its statements of operations and there are no accruals for interest or penalties at December 31, 2008 or 2009.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. LOSS PER SHARE APPLICABLE TO COMMON STOCKHOLDERS

        The following table sets forth the computations of loss per share applicable to common stockholders for the years ended December 31, 2007, 2008 and 2009:

	2007	2008	2009
Net loss	$(9,735,208)	$(6,959,037)	$(2,554,366)
Less: Preferred stock dividends (Note 13)	(2,490,597)	(3,162,137)	(3,714,348)
Less: Deemed dividend for common stock	—	(224,942)	—
Less: Accretion of redeemable convertible preferred stock	(60,239)	(61,921)	(63,599)

Loss applicable to common stockholders, basic and diluted	$(12,286,044)	$(10,408,037)	$(6,332,313)

Basic and diluted loss per common share	$(1.13)	$(0.73)	$(0.42)

Weighted average common shares outstanding:
Basic and diluted shares	10,874,705	14,251,279	15,184,577

Potentially dilutive securities (1):
Outstanding stock options	12,213,537	11,989,716	16,418,963
Common stock warrants	765,083	1,682,557	4,848,637
Convertible preferred stock	59,180,967	70,221,184	70,221,184

(1)
The impact of potentially dilutive securities on earnings per share is anti-dilutive in a period of net loss.

        Upon the consummation of the Company's initial public offering, all of the outstanding shares of its convertible preferred stock will automatically convert into shares of common stock. The unaudited pro forma earnings per share for the year ended December 31, 2009 was computed using the weighted average number of shares of common stock outstanding and have been prepared assuming the conversion of the convertible preferred stock outstanding into 66,940,579 shares of common stock for all of 2009.

        The following table sets forth the computations of pro forma loss per share applicable to common stockholders for the year ended December 31, 2009:

Year Ending December 31, 2009
Loss applicable to common stockholders, basic and diluted	$(2,554,366)

Pro forma basic and diluted loss per common share	$(0.03)

Pro forma basic and diluted weighted average common shares outstanding	82,125,156

12. 401(k) SAVINGS PLANS

        Effective January 2004, the Company adopted a defined contribution 401(k) savings plan (the "Plan") for substantially all of its employees. In connection with the Traq Merger, the Company assumed Traq's 401(k) savings and retirement plan (the "Traq Plan"), which covered substantially all of Traq's employees. Effective January 1, 2009, the Company combined the

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. 401(k) SAVINGS PLANS (Continued)

Plan and the Traq Plan into a single plan. The Company's contributions to the combined plan are discretionary. The Company matched a range of 5% to 10% of employees' contributions in 2009. The aggregate cost of contributions made by the Company to the plan was $79,000 in 2009. No discretionary contributions were made by the Company to either plan during 2007 or 2008.

13. STOCKHOLDERS' DEFICIT

        Common Stock—As of December 31, 2008 and 2009, the number of authorized shares of common stock, par value $0.0001 per share, was 103,000,000 and 116,500,000, respectively, of which 15,125,420 and 15,219,516 were issued and outstanding, respectively.

        In connection with the Series F preferred stock financing, as further described below, in 2008, the Company paid $4,604,797 to repurchase certain of its equity securities, which included 2,843,570 shares of common stock and 1,851,521 shares of Series A convertible preferred stock ("Series A"), including 2,446,914 shares of common stock repurchased from certain employees of the Company. For shares of Series A, the repurchase price (which approximated fair value) was charged to Series A preferred stock based on the per-share carrying value of the Series A shares, and the excess of purchase price over carrying value was charged to additional paid-in capital. For the shares of common stock, the Company determined that the amount paid for the repurchase of the common stock exceeded its fair value as of the date of the repurchase. Accordingly, for the shares of common stock repurchased from employees, the Company recorded compensation expense in the amount of $1,387,646 to reflect the excess of the amount paid to the employees compared to the fair value of the shares. For the shares of common stock repurchased from non-employees, the excess of the amount paid compared to the fair value totaled $224,942 and was charged to additional paid-in capital and considered to be a deemed dividend.

        Preferred Stock—As of December 31, 2008 and 2009, the number of authorized shares of preferred stock, par value $0.0001 per share, was 70,221,184, of which 3,780,000 were designated as Series A, 8,407,642 were designated as Series B redeemable convertible preferred stock ("Series B"), 4,114,539 were designated as Series C redeemable convertible preferred stock ("Series C"), 2,990,119 were designated as Series D redeemable convertible preferred stock ("Series D"), 4,235,759 were designated as Series D1 redeemable convertible preferred stock ("Series D1"), 10,979,729 were designated as Series E redeemable convertible preferred stock ("Series E"), 11,040,218 were designated as Series F, 21,863,424 were designated as Series 1 and 2,809,754 were designated as Series 2.

        On December 30, 2005, the Company issued 3,961,219 shares of Series D1 for $0.63743 per share for aggregate gross proceeds of $2,525,000. In January 2006, the Company issued an additional 274,540 shares of Series D1 for $0.63743 per share for aggregate gross proceeds of $175,000.

        From August 2006 through October 2006, the Company issued 10,810,810 shares of Series E for $0.74 per share for aggregate gross proceeds of $7,999,999.

        In March 2007, the Company issued 21,850,897 shares of Series 1 and 2,505,354 shares of Series 2 in connection with the Traq Merger. This issuance included 2,185,079 shares of

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

Series 1 and 250,532 shares of Series 2 that were initially issued to an escrow agent and then released to the former stockholders of Traq upon the expiration of the escrow period during the year ended December 31, 2008.

        In July 2008, the Company issued 10,190,218 shares of Series F for $1.1776 per share for aggregate gross proceeds of $12,000,001. In connection with this financing, the Company paid $4,604,797 to repurchase some of its outstanding shares of common stock and Series A, as described above.

        In connection with the issuances of the Series A, Series B, Series D, Series D1, Series E and Series F, the Company incurred issuance costs of $15,000 in 2001, $186,546 in 2002, $106,649 in 2005, $143,068 in 2006 and $137,233 in 2008, respectively, which have been netted against the carrying value of the Series A, Series B, Series D, Series E and Series F, respectively, in the accompanying consolidated balance sheets. As a result of the redemption rights of the Series B, Series D, Series D1, Series E and Series F (see below), the difference in the stated value and the carrying value of the Series B, Series D, Series D1, Series E and Series F resulting from the issuance costs is being accreted to the earliest redemption date through direct charges to the accumulated deficit. For the years ended December 31, 2008 and 2009, accretion of Series B, Series D, Series D1, Series E and Series F issuance costs was $61,921 and $63,599, respectively. The Company did not incur any issuance costs related to the Series C. The Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 have the following rights, preferences and privileges:

        Voting Rights—The holders of the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 are entitled to vote on all matters as to which the holders of common stock are entitled to vote and will be entitled to such number of votes equal to the number of shares of common stock into which each share of the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 is then convertible.

        Redemption—The holders of the Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 may redeem their shares in three equal annual installments commencing 90 days after receipt of notice to redeem by at least a majority of the holders of each respective series any time on or after July 1, 2013. The redemption price is equal to $0.3365781 per share plus all declared or accrued but unpaid dividends thereon for the Series B; $0.3923 per share plus all declared or accrued but unpaid dividends thereon for the Series C; $0.6374 per share plus all declared or accrued but unpaid dividends thereon for the Series D; $0.6374 per share plus all declared or accrued but unpaid dividends thereon for the Series D1; $0.74 per share plus all declared or accrued but unpaid dividends thereon for the Series E; $1.1776 per share plus all declared or accrued but unpaid dividends thereon for the Series F; $0.7058 per share plus an amount equal to $0.056464 multiplied by the number of years elapsed (pro rated for partial years) from March 9, 2007 to the redemption date for the Series 1; and $0.7983 per share plus an amount equal to $0.063864 multiplied by the number of years elapsed (pro rated for partial years) from March 9, 2007 to the redemption date for the Series 2. If more than one of the Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 or Series 2 elect to be redeemed at the same time and the Company does not have sufficient funds legally available to redeem all of the applicable shares, then the Company will

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

redeem a pro rata portion of each applicable holder's shares of preferred stock out of funds legally available and will redeem the remaining shares as soon as practicable after the Company has the remaining funds available. The Series A does not have any redemption rights.

        Liquidation Preference—Upon liquidation or dissolution of the Company, as defined, the Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 will be entitled to a liquidation preference equal to the greater of (i) $0.25, $0.3365781, $0.3923, $0.6374, $0.847742, $0.74, $1.1776, $0.7058 and $0.7983 per share, respectively (subject to adjustment), plus any dividends declared, or (ii) such amount per share as would have been payable had each share been converted to common stock immediately prior to the liquidation event.

        Conversion—Each share of Series A, Series B, Series C, Series D, Series D1, Series E, Series F, Series 1 and Series 2 is convertible at any time, at the option of the holder, into shares of common stock at the rate of $0.25, $0.3365781, $0.3923, $0.6374, $0.6374, $0.74, $1.1776, $0.7058 and $0.7983 per share, respectively. The conversion price is adjustable for certain dilutive events. All shares of preferred stock will be automatically converted to common stock upon the earlier of (a) a firm commitment underwritten public offering of shares resulting in at least $40,000,000 of net proceeds to the Company and the pre-money equity valuation of the Company on a fully diluted basis is at least (i) $200,000,000 or (ii) between $175,000,000 and $200,000,000 so long as the public offering is designated a "Qualifying Public Offering" by action of all the directors of the board of directors with the exception of the director appointed by the Series F, or (b) a date agreed to in writing by the holders of (i) at least a majority of the Series F and (ii) at least sixty-seven percent of the then-outstanding Series A, Series B, Series C, Series D, Series D1, Series E, Series 1 and Series 2, voting together as a single class.

        Dividends—Dividends are cumulative and compounding and accrue on outstanding shares of Series B, Series C, Series D, Series D1, Series E and Series F at a rate of $0.02692, $0.03138, $0.05099, $0.05099, $0.0592 and $0.0942 per share per annum, respectively, payable only upon redemption of the Series B, Series C, Series D, Series D1, Series E and Series F. Dividends on the Series B, Series C, Series D, Series D1, Series E and Series F accrue regardless of whether they have been declared by the Company or whether there are any profits, surplus or other funds legally available for the payment of such dividends. The Series 1 and Series 2 shares do not accrue a dividend, but as noted above, the redemption value of the Series 1 and Series 2 are increased each year at a rate of $0.056464 per share for the Series 1 and $0.063864 per share for the Series 2. Accordingly, included in the Series B in the accompanying consolidated balance sheets are $1,440,539 and $1,665,527 of accrued but undeclared and unpaid dividends as of December 31, 2008 and 2009, respectively; included in the Series C are $630,171 and $758,815 of accrued but undeclared and unpaid dividends as of December 31, 2008 and 2009, respectively; included in the Series D are $568,125 and $719,151 of accrued but undeclared and unpaid dividends as of December 31, 2008 and 2009, respectively; included in the Series D1 are $648,559 and $864,540 of accrued but undeclared and unpaid dividends as of December 31, 2008 and 2009, respectively; included in the Series E are $1,462,573 and $2,102,573 of accrued but undeclared and unpaid dividends as of

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

December 31, 2008 and 2009, respectively; included in the Series F are $407,707 and $1,367,626 of accrued but undeclared and unpaid dividends as of December 31, 2008 and 2009, respectively; included in the Series 1 are $2,233,496 and $3,467,285 of accrued additional redemption value as of December 31, 2008 and 2009, respectively; and included in the Series 2 are $289,647 and $449,649 of accrued additional redemption value as of December 31, 2008 and 2009, respectively.

        The following table reflects the number of shares authorized and issued as of December 31, 2008 and 2009, the liquidation preference and the carrying value of each series of redeemable convertible preferred stock as of December 31, 2008 and 2009:

	Carrying Values
	2008	2009
SERIES B REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—8,407,642 shares authorized; 8,357,642 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $2,812,999 at December 31, 2008 and 2009	$4,220,242	$4,452,629
SERIES C REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—4,114,539 shares authorized; 4,099,539 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $1,608,249 at December 31, 2008 and 2009	2,238,372	2,367,015
SERIES D REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—2,990,119 shares authorized; 2,961,881 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $1,887,903 at December 31, 2008 and 2009	2,433,771	2,590,617
SERIES D-1 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—4,235,759 shares authorized; 4,235,759 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $3,590,831 at December 31, 2008 and 2009	3,317,005	3,539,146
SERIES E REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—10,979,729 shares authorized; 10,810,810 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $8,000,000 at December 31, 2008 and 2009	9,387,090	10,043,864
SERIES F REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—11,040,218 shares authorized; 10,190,218 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $12,000,000 at December 31, 2008 and 2009	12,284,198	13,271,563
SERIES 1 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—21,863,424 shares authorized; 21,850,897 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $15,422,363 at December 31, 2008 and 2009	17,655,859	18,889,649
SERIES 2 REDEEMABLE CONVERTIBLE PREFERRED STOCK—par value $0.0001 per share—2,809,754 shares authorized; 2,505,354 shares issued and outstanding at December 31, 2008 and 2009; liquidation preference of $2,000,024 at December 31, 2008 and 2009	2,289,671	2,449,673

	$53,826,208	$57,604,156

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

        Preferred Stock and Common Stock Warrants—On October 9, 2009, the Company issued a warrant to purchase up to 11,264,769 shares of its common stock to a strategic alliance partner in connection with the entry of the Company and the partner into a five-year strategic relationship agreement. Under the terms of the warrant, 3,135,554 shares of common stock were exercisable immediately upon execution of the agreement. Up to an additional 8,129,215 shares of common stock may become exercisable upon the achievement of certain billing thresholds over a three-year period. The warrants are exercisable at $1.1776 per share. The Company valued the initial 3,135,554 shares of common stock exercisable under the warrant at $1.3 million using the Black-Scholes valuation model at the time of the signing of the agreement. The Black-Scholes valuation assumptions included an expected term of seven years, volatility of 67.77% and a risk free rate of 2.93%. The Company recorded the $1.3 million value of the initial 3,135,554 shares of common stock to equity and to other non-current assets on the Company's consolidated balance sheet. During the three months ended December 31, 2009, the Company determined that it was probable that the customer would reach certain of the billing thresholds to have additional shares of common stock become exercisable. The additional shares of common stock exercisable under the warrant were valued at $1.4 million using the Black-Scholes valuation model at the time the

        Company determined it was probable they would reach the billing thresholds. The Company recorded the value of the additional shares of common stock to intangible assets and non-current liabilities and will reclassify the liability to equity upon reaching the billing thresholds and the additional shares of common stock become exercisable. The Company will begin to amortize the asset in the first quarter of 2010, with the related charge recorded as contra-revenue. The related charge to revenue will be in proportion to expected revenue over approximately a ten-year period. The warrant value will be marked-to-market on a quarterly basis until the warrants are earned and vest.

        In connection with the New Term Loan, as further described in Note 9, the Company issued a warrant to purchase 850,000 shares of Series F to the bank at an exercise price of $1.1776 per share (the "Series F Warrant"). The Series F Warrant is exercisable for a period of seven years from the date of issuance and was valued at its fair market value on the date of issuance, which was determined to be $187,106. The fair market value of the Series F Warrant was recorded as redeemable convertible preferred stock warrant and as a debt discount in the accompanying consolidated balance sheets. The debt discount is being amortized to interest expense over the term of the note payable. During the years ended December 31, 2008 and 2009, $23,338 and $46,776, respectively, of interest expense was recorded related to the debt discount. Because the warrant is exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, Distinguishing Liabilities from Equity, the Company classifies the warrant as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrant is adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        During the year ended December 31, 2008, the Company issued a warrant to purchase 80,000 shares of Common stock to a contractor at an exercise price of $0.35 per share (the "2008 Contractor Warrant"). The 2008 Contractor Warrant is exercisable for a period of five years from the date of issuance and is valued at the fair market value on the date of issuance,

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

which was determined to be $14,881. The fair market value of the 2008 Contractor Warrant is recorded as common stock warrants in the accompanying consolidated balance sheets and was expensed as a component of "research and development expenses" in the accompanying statement of operations during the year ended December 31, 2008.

        In connection with the Traq Merger in 2007, the Company converted outstanding warrants to purchase Series 1 preferred stock and Series 2 preferred stock of Traq into a warrant to purchase 12,526 shares of Series 1 (the "Series 1 Warrant") and warrants to purchase 304,400 shares of Series 2 (the "Series 2 Warrants"), respectively. The exercise price for the Series 1 warrant is $0.71 per share, and the exercise price of the Series 2 warrants is $0.80 per share. The Series 2 warrants expire in 2013. The Series 1 Warrant and the Series 2 Warrants were valued at their fair value as of the date of the Traq Merger, which was determined to be $56,390. Because these warrants are exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, the Company classifies the warrants as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrants are adjusted to their then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        Also, in connection with the Traq Merger, during the year ended December 31, 2007, the Company refinanced a substantial portion of its debt and issued a warrant to purchase 168,919 shares of Series E to the new bank at an exercise price of $0.74 per share (the "Series E Warrant"). The Series E Warrant is exercisable for a period of seven years from the date of issuance and is valued at their fair market value on the date of issuance, which was determined to be $34,931. The fair market value of the Series E Warrant is recorded as preferred stock warrants and as a debt discount in the accompanying consolidated balance sheets. The debt discount is amortized to interest expense over the term of the note payable. As described in Note 9, the underlying note payable was paid off during the year ended December 31, 2008. During the years ended December 31, 2007 and 2008, $9,459 and $25,472 of interest expense was recorded related to the debt discount, respectively. Because this warrant is exercisable for shares of redeemable convertible preferred stock, in accordance with ASC 480, the Company classifies the warrant as a liability on the accompanying balance sheet, and each reporting period the carrying value of the warrant is adjusted to its then-current fair value, with any resulting gain or loss reflected in the statement of operations as a component of "(Increase) decrease in fair value of warrants for redeemable convertible preferred stock."

        In connection with the May 23, 2006 round of subordinated debt financing, the Company issued warrants to purchase 66,000 shares of common stock to the investors at an exercise price of $0.63743 per share (the "Sub-Debt Warrants"). The Sub-Debt Warrants are exercisable for a period of seven years from the date of issuance and were valued at their fair market value on the date of issuance, which was determined to be $11,960. During 2009, some of the noteholders were repaid. The remaining noteholders extended the maturity date of the notes to June 30, 2010. As a result of the agreement to extend the terms of the notes, the Company issued warrants to purchase an additional 18,000 shares of common stock to the remaining noteholders at an exercise price of $0.74 per share (the "Sub-Debt Extension Warrants"). The Sub-Debt Extension Warrants are exercisable for a period of five years from the date of

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

issuance and were valued at their fair market value on the date of issuance, which was determined to be $7,800. The fair market value of the Sub-Debt Warrants and Sub-Debt Extension Warrants was recorded as common stock warrants and as a debt discount in the accompanying consolidated balance sheets. The debt discount is being amortized to interest expense over the term of the note payable. During the years ended December 31, 2007, 2008 and 2009, $5,172, $4,296 and $7,800 of interest expense was recorded related to the debt discount, respectively.

        A summary of warrants issued to purchase common stock and redeemable convertible preferred stock during the years ended December 31, 2007, 2008 and 2009 is presented below:

	Number of Warrants	Weighted-Average Exercise Price
Outstanding at January 1, 2007	279,238
Issued	485,845

Outstanding at December 31, 2007	765,083
Issued	930,000

Outstanding at December 31, 2008	1,695,083
Issued	3,153,554

Outstanding at December 31, 2009	4,848,637	$1.09

        Stock Options—On November 30, 2000, the Company adopted the Employee Stock Option/Stock Issuance Plan (the "Employee Plan") and the Executive Stock Option/Stock Issuance Plan (the "Executive Plan"), on April 15, 2005, the Company adopted the 2005 Stock Incentive Plan (the "2005 Plan"), and in connection with the Traq Merger on March 9, 2007, the Company assumed the Traq Amended and Restated 1999 Stock Plan (the "Traq Plan," and together with the Employee Plan, the Executive Plan and the 2005 Plan, the "Plans"). In connection with the Traq Merger, the Company amended the number of shares of common stock that may be granted under the Plans to a maximum of 943,775 shares allocated to the Employee Plan, a maximum of 4,401,684 shares allocated to the Executive Plan, a maximum of 5,981,816 shares allocated to the Traq Plan and a maximum of 6,016,944 shares allocated to the 2005 Plan, with the further stipulation that any options that are forfeited, cancelled or otherwise become unexercisable under the Employee Plan, the Executive Plan or the Traq Plan will be cancelled under those plans and be automatically added to the maximum number of shares that may be issued under the 2005 Plan. During the year ended December 31, 2009, the Company increased the maximum number of shares allocated to the 2005 Plan to 12,100,827, and accordingly the maximum number of shares allocated to all of the Plans was 23,428,102 as of December 31, 2009.

        Under the provisions of the Plans, the exercise price of each option is determined by the Company's board of directors or by a committee appointed by the board of directors and may be any price unless an incentive stock option is being granted. The exercise price of an incentive stock option must not be less than the fair market value of a share of common stock on the date of grant. The period over which options vest and become exercisable, as well as the term of the options, is determined by the board of directors or the committee appointed

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

by the board of directors. The options generally vest over 4 years and expire 10 years after the date of the grant. Under the provisions of the Plans, stock purchase rights may also be granted. As of December 31, 2009, nonqualified options to purchase an aggregate of 1,664,924 shares of common stock had been granted to non-employees under the Plans.

        From November 26, 2007 through January 10, 2008, the Company permitted option holders, who were current employees at the time with at least 50,000 vested options, to exercise vested stock options by paying the holders' exercise price with a recourse promissory note payable to the Company. During the years ended December 31, 2007 and 2008, 893,124 and 1,750,000 options, respectively, were exercised pursuant to such recourse promissory notes.

        A summary of the status of stock options issued pursuant to the Plans during the years ended December 31, 2007, 2008 and 2009 is presented below:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Contractual Life (years)
Outstanding at December 31, 2006	7,359,122	$0.25
Issued in connection with Traq Merger	4,962,264	0.08
Granted	4,103,219	0.35
Forfeited	(2,345,521)	0.24
Exercised	(1,865,547)	0.24

Outstanding at December 31, 2007	12,213,537	$0.23
Granted	3,143,400	0.35
Forfeited	(727,065)	(0.30)
Exercised	(2,640,156)	(0.22)

Outstanding at December 31, 2008	11,989,716	$0.26
Granted	5,479,250	0.53
Forfeited	(765,908)	(0.27)
Exercised	(284,095)	(0.44)

Outstanding at December 31, 2009	16,418,963	$0.34	7.0

Exercisable at December 31, 2009	9,653,107	$0.25	5.8

Available for future grants at December 31, 2009	1,121,298

        The intrinsic value of options outstanding, vested and exercised during the years ended December 31, 2007, 2008 and 2009 were as follows:

	2007		2008		2009
	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value	Number of Options	Intrinsic Value
Outstanding	12,213,537	$1,480,230	11,989,716	$2,520,008	16,418,963	$8,688,748
Vested	7,189,649	$1,136,045	6,984,661	$2,073,656	9,612,214	$5,982,066
Exercised	1,865,547	$200,132	2,640,156	$440,925	284,095	$99,324

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

        During 2009, employees of the Company exercised options to purchase a total of 284,095 shares of common stock at exercise prices ranging from $0.07 to $0.47 per share. Proceeds from the stock option exercises totaled $76,538.

        During 2008, employees of the Company exercised options to purchase a total of 2,640,156 shares of common stock at exercise prices ranging from $0.07 to $0.35 per share. Proceeds from the stock option exercises totaled $591,261, of which $137,408 was paid in cash and $453,853 was paid to the Company in the form of recourse promissory notes. In accordance with ASC 718, total compensation expense for stock-based employee compensation awards was $278,710, $539,948 and $748,763 for the years ended December 31, 2007, 2008 and 2009, respectively, which is included on the accompanying consolidated statements of operations as follows:

	2007	2008		2009
Cost of goods sold	$—	$50,939		$114,810
Sales and marketing expenses	—	140,635		215,913
Research and development expenses	—	40,961		89,004
General and administrative expenses	278,710	1,695,059	(a)	329,036

Total stock-based employee compensation	$278,710	$1,927,594		$748,763

(a)
Includes $1,387,646 related to the repurchase of certain shares of common stock from several employees (see above).

        Stock-based compensation expense for stock options granted since January 1, 2006 will be recognized over the following periods as follows:

Years Ending December 31,
2010	$815,471
2011	571,533
2012	322,749
2013	148,583

$1,858,336

        Stock-based compensation costs are generally based on the fair value calculated from the Black-Scholes valuation model on the date of grant for stock options. The Black-Scholes valuation model requires the Company to estimate key assumptions such as expected volatility, expected terms, risk-free interest rates and dividend yields. The Company determined the assumptions in the Black-Scholes valuation model as follows: expected volatility is a combination of the Company's competitors' historical volatility; expected term is calculated using the "simplified" method prescribed in Staff Accounting Bulletin No. 107, Share Based Payment; and the risk free rate is based on the U.S. Treasury yield on 5-year instruments in effect at the time of grant. A dividend yield is not used, as the Company has never paid cash dividends and does not currently intend to pay cash dividends. The Company periodically reviews the assumptions and modifies the assumptions accordingly.

TANGOE, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. STOCKHOLDERS' DEFICIT (Continued)

        As part of the requirements of ASC 718, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock-based compensation expense to be recognized in future periods. The fair values of stock grants are amortized as compensation expense on a straight-line basis over the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the statement of cash flows.

        The fair value of the options granted during 2007, 2008 and 2009 was determined at the date of grant using the Black-Scholes valuation model with the following assumptions:

	Year Ended December 31,
	2007	2008	2009
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.53% - 4.29%	2.93% - 3.73%	2.06% - 2.52%
Expected term (in years)	5.0 to 6.1 years	6.1 years	6.1 years
Expected volatility	73%	60.4% - 61.05%	65.98% - 70.63%

        Based on the above assumptions, the weighted average fair value of stock options granted during the years ended December 31, 2007, 2008 and 2009 was approximately $0.24, $0.20 and $0.36, respectively.

14. VALUATION AND QUALIFYING ACCOUNTS

(in thousands)	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions and Write-offs	Balance at End of Year
Allowance for doubtful accounts:
Year ended December 31, 2007	$115,000	$442,000	$238,000	$319,000

Year ended December 31, 2008	$319,000	$437,000	$300,000	$456,000

Year ended December 31, 2009	$456,000	$53,000	$44,000	$465,000

15. SUBSEQUENT EVENTS

        The Company has considered subsequent events up to April 15, 2010 in preparing these consolidated financial statements.

        In April 2010, an executive officer of the Company with outstanding promissory notes to the Company in the aggregate principal amount of $690,739 repaid the principal and interest under the promissory notes in full. Accordingly, this amount was reclassified to prepaid expenses and other current assets from stockholders' deficit in the accompanying consolidated balance sheet as of December 31, 2009.

INFORMATION STRATEGIES GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Tangoe, Inc.
Orange, Connecticut

        We have audited the accompanying balance sheets of Information Strategies Group, Inc. (the "Company") as of December 31, 2006 and 2007 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

New York, NY
March 4, 2010

INFORMATION STRATEGIES GROUP, INC.

BALANCE SHEETS

	December 31,		June 30,
	2006	2007	2007	2008
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,316,725	$3,703,817	$2,173,312	$1,123,747
Accounts receivable	2,038,357	2,760,443	2,554,535	3,688,710
Prepaid expenses and other current assets	431,164	1,920	305,861	24,920

Total current assets	3,786,246	6,466,180	5,033,708	4,837,377
COMPUTER, FURNITURE AND EQUIPMENT—NET	48,455	17,851	30,596	9,185
OTHER ASSETS:
Security deposits	75,802	75,802	75,802	75,802

TOTAL ASSETS	$3,910,503	$6,559,833	$5,140,106	$4,922,364

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$115,230	$115,641	$68,035	$144,997
Accrued expenses	270,320	384,234	286,213	501,014
Accrued liability to former service provider	1,460,496	1,460,496	1,460,496	1,460,496

Total current liabilities	1,846,046	1,960,371	1,814,744	2,106,507

COMMITMENTS AND CONTINGENCIES (Note 7)
STOCKHOLDERS' EQUITY:
Common stock, no par value—2,500 shares authorized; 200 shares issued and outstanding	10,000	10,000	10,000	10,000
Retained earnings	2,054,457	4,589,462	3,315,362	2,805,857

Total stockholders' equity	2,064,457	4,599,462	3,325,362	2,815,857

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,910,503	$6,559,833	$5,140,106	$4,922,364

The accompanying notes are an integral part of these financial statements.

INFORMATION STRATEGIES GROUP, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(Unaudited)
REVENUE:
Recurring services	$9,255,274	$10,553,546	$5,035,576	$5,940,491
Non-recurring services	1,347,681	2,516,197	1,440,644	614,585

Total revenue	10,602,955	13,069,743	6,476,220	6,555,076

COSTS AND EXPENSES:
Cost of revenue	5,115,095	5,645,734	2,909,526	2,552,385
General and administrative	1,797,902	2,335,309	1,033,314	1,673,254
Research and development	1,704,130	1,728,494	863,992	787,558
Sales and marketing	627,182	809,277	392,230	543,192
Depreciation and amortization	32,231	38,273	17,860	8,667

Total costs and expenses	9,276,540	10,557,087	5,216,922	5,565,056

INCOME FROM OPERATIONS	1,326,415	2,512,656	1,259,298	990,020
Interest income	1,342	27,429	5,106	6,535

INCOME BEFORE INCOME TAXES	1,327,757	2,540,085	1,264,404	996,555
PROVISION FOR INCOME TAXES	2,108	5,080	3,500	160

NET INCOME	$1,325,649	$2,535,005	$1,260,904	$996,395

The accompanying notes are an integral part of these financial statements.

INFORMATION STRATEGIES GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock
	Number of Shares	Amount	Retained Earnings	Total Stockholders' Equity
Balance as of December 31, 2005	200	$10,000	$775,330	$785,330
Net income			1,325,649	1,325,649
Stockholder distributions			(46,522)	(46,522)

Balance as of December 31, 2006	200	$10,000	$2,054,457	$2,064,457
Net income			2,535,005	2,535,005

Balance as of December 31, 2007	200	$10,000	$4,589,462	$4,599,462

Unaudited information:
Balance as of December 31, 2007	200	$10,000	$4,589,462	$4,599,462
Net income—Six months ended June 30, 2008			996,395	996,395
Stockholder distributions			(2,780,000)	(2,780,000)

Balance as of June 30, 2008	200	$10,000	$2,805,857	$2,815,857

The accompanying notes are an integral part of these financial statements.

INFORMATION STRATEGIES GROUP, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,		Six Months Ended June 30,
	2006	2007	2007	2008
			(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,325,649	$2,535,005	$1,260,904	$996,395
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	32,231	38,273	17,860	8,667
Changes in operating assets and liabilities:
Accounts receivable	(584,986)	(722,086)	(516,178)	(928,268)
Prepaid expenses and other assets	(320,777)	429,244	125,303	(23,000)
Accounts payable	48,744	411	(47,195)	29,355
Accrued expenses	(595,728)	113,914	15,893	116,781
Accrued liability to former service provider	1,460,496	—	—	—

Net cash provided by operating activities	1,365,629	2,394,761	856,587	199,930

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of computers, furniture and equipment	(30,728)	(7,669)	—	—

Net cash used in investing activities	(30,728)	(7,669)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to stockholders	(46,522)	—	—	(2,780,000)

Net cash used in financing activities	(46,522)	—	—	(2,780,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,288,379	2,387,092	856,587	(2,580,070)
CASH AND CASH EQUIVALENTS, BEGINNING	28,346	1,316,725	1,316,725	3,703,817

CASH AND CASH EQUIVALENTS, ENDING	$1,316,725	$3,703,817	$2,173,312	$1,123,747

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for state income tax payments	$—	$3,500	$3,500	$—

The accompanying notes are an integral part of these financial statements.

INFORMATION STRATEGIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION, DESCRIPTION OF BUSINESS

        Information Strategies Group, Inc. (the "Company"), a New Jersey corporation, was incorporated on January 13, 1995. The Company provides communications and information technology expense processing services and technologies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Preparation—The financial statements include the financial results of Information Strategies Group, Inc. In the opinion of management, the accompanying unaudited financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly its financial position and operating results as of and for the periods ended June 30, 2007 and 2008.

        Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of a variable interest rate account.

        Revenue Recognition—The majority of the Company's revenue is provided under agreements that span several years. These agreements typically require the customer to pay for the services as incurred, based on various measures of volume managed by the Company. The Company recognizes the revenue for these services in the month they are earned, and these revenues are reported as "Recurring services" in the accompanying statements of operations.

        The Company also provides bill audit services, which are generally performed on a contingency fee basis, with the Company's fees based on a percentage of the savings the Company achieves for the customer. Revenues from bill audit services are recognized as savings are secured for the customer, based upon the amount of savings secured multiplied by the contingency fee percentage to which the Company is entitled. To a lesser extent, the Company has performed consulting services. The bill audit and consulting services are reported as "Non-recurring services" on the accompanying statements of operations.

        In accordance with Emerging Issues Task Force ("EITF") 01-14, Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses, the Company classifies reimbursed expenses as revenue and the related expense within cost of revenue in the accompanying statements of operations. Reimbursed expenses of $32,963 and $14,387 were included in Non-recurring services revenue for the years ended December 31, 2006 and 2007, respectively, and $14,387 and $5,890 of reimbursed expenses were included in Non-recurring services revenue for the six months ended June 30, 2007 and 2008, respectively.

        As of December 31, 2006 and 2007, accounts receivable included unbilled revenue of $1,305,720 and $1,327,098, respectively, which arises due to the fact that the majority of the Company's Recurring services are billed in the month after the revenue has been earned. As of June 30, 2007 and 2008, accounts receivable included unbilled revenue of $836,423 and $1,107,760, respectively.

        Computers, Furniture and Equipment—Computers, furniture and equipment are stated at historical cost. Depreciation of computers, furniture and equipment is provided for,

INFORMATION STRATEGIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

commencing when the assets are placed in service, using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized over the lease term, which is shorter than the useful lives.

        Income Taxes—The Company is structured as a subchapter-S corporation for Federal tax purposes, resulting in the taxable income of the Company being reported on the personal income tax returns of the stockholders, and the stockholders paying personal income taxes on this income. Accordingly, the Company does not record an income tax provision for Federal tax purposes. The Company is subject to state income taxes, and a state income tax provision is recorded based upon the taxable income of the Company. Deferred taxes are immaterial and therefore not recorded.

        Concentration of Credit Risk—Financial instruments that subject the Company to risk of loss consist principally of accounts receivable. One customer represented 57% and 58% of total accounts receivable as of December 31, 2006 and 2007, respectively. This customer represented 41% and 48% of total revenue for the years ended December 31, 2006 and 2007, respectively. This same customer represented 55% and 59% of accounts receivable as of June 30, 2007 and 2008, respectively, and represented 45% and 47% of total revenue for the six months ended June 30, 2007 and 2008, respectively.

        The Company has balances with financial institutions in excess of the Federal Deposit Insurance Corporation limit. The Company believes that credit risks associated with these concentrations are limited, as the amounts are held by major financial institutions in the United States.

        Accounts Receivable and Allowance for Doubtful Accounts—Accounts receivable are reported on the balance sheets at their outstanding principal balance, net of an estimated allowance for possible losses. The allowance for possible losses is estimated based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are charged against the allowance (written-off) when substantially all collection efforts cease. Based on the Company's success in collecting its accounts receivable, the Company did not record an allowance for doubtful accounts for any of the periods presented.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 prescribes detailed guidance for the financial statement

INFORMATION STRATEGIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. FIN 48 will be effective for fiscal years beginning after December 15, 2008, which for the Company would be the fiscal year beginning January 1, 2009, and the provisions of FIN 48 will be applied to all tax positions upon its initial adoption. The cumulative effect of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings for that fiscal year. The Company is currently evaluating the impact on the financial statements of the implementation of FIN 48, but does not expect it to be material.

4. COMPUTERS, FURNITURE AND EQUIPMENT

        Computers, furniture and equipment consist of:

	As of December 31,		As of June 30,
	2006	2007	2007	2008
Furniture and fixtures	$338,804	$338,804	$338,804	$338,804
Computers and software	355,786	363,455	355,786	363,455
Leasehold improvements	41,933	41,933	41,933	41,933

	736,523	744,192	736,523	744,192
Less: accumulated depreciation and amortization	(688,068)	(726,341)	(705,927)	(735,007)

Computers, furniture and equipment—net	$48,455	$17,851	$30,596	$9,185

5. ACCRUED EXPENSES

        Accrued expenses consist of the following:

	As of December 31,		As of June 30,
	2006	2007	2007	2008
Accrued payroll costs	$230,320	$234,544	$266,213	$376,823
Accrued pension contribution	40,000	37,000	—	17,956
Accrued consulting costs	—	112,690	20,000	106,235

Accrued expenses	$270,320	$384,234	$286,213	$501,014

6. ACCRUED LIABILITY TO FORMER SERVICE PROVIDER

        During the year ended December 31, 2006, the Company ceased its relationship with an organization that had been providing leased employees to the Company (the "PEO"). The Company accrued a liability of $1,460,496 to the PEO representing the leased employee costs incurred but not paid to the PEO during the year ended December 31, 2006. These costs have

INFORMATION STRATEGIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

6. ACCRUED LIABILITY TO FORMER SERVICE PROVIDER (Continued)

been allocated to the functional areas where the expenses were incurred during the year ended December 31, 2006 as follows:

Cost of revenue	$1,001,500
Research and development	308,052
Sales and marketing	120,204
General and administrative	30,740

Total	$1,460,496

        This liability has not yet been paid to the PEO, and the Company believes the PEO has ceased operations.

7. COMMITMENTS AND CONTINGENCIES

        The Company has entered into non-cancellable operating leases for the rental of office space in various locations that expire from 2009 to 2010. As of December 31, 2007, the Company's obligations for future minimum rental payments related to these leases are as follows:

Operating Leases
2008	$392,223
2009	396,038
2010	116,174

Total future minimum lease obligations	$904,435

        Rent expense, included in general and administrative expenses, was approximately $365,119 and $377,029 for the years ended December 31, 2006 and 2007, respectively, and $181,429 and $163,941 for the six months ended June 30, 2007 and 2008, respectively.

8. RELATED PARTIES

        The stockholders of the Company also own BillingIT.com, Inc. ("BillingIT"), a New York corporation incorporated on January 18, 2002. BillingIT is inactive and has not had any operations. The Company paid $400 and $500 for the minimum state income taxes of BillingIT during the years ended December 31, 2006 and 2007, respectively. There were no other transactions between BillingIT and the Company during the years ended December 31, 2006 and 2007.

9. 401(K) SAVINGS PLAN

        Effective January 1, 2006, the Company adopted a defined contribution 401(k) savings plan (the "Plan") for substantially all of its employees. The Company's contributions to the Plan are discretionary. Discretionary contributions of $62,269 and $135,447 were made by the Company during the years ended December 31, 2006 and 2007, respectively, and $51,619 and $54,088 were made by the Company during the six months ended June 30, 2007 and 2008, respectively.

INFORMATION STRATEGIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

10. SUBSEQUENT EVENT

        On July 28, 2008, substantially all of the assets and certain liabilities of the Company and BillingIT were acquired by Tangoe, Inc., a Connecticut-based provider of communications lifecycle management solutions. The accrued liability to the former service provider was not assumed by Tangoe, Inc.

******

Tangoe Communications Lifecycle Management

Technology-enabled solutions that empower global enterprises to manage their fixed and mobile communications.

Tangoe
Rules: Smartphone Policy Assignment

Tangoe
CMP Contract Detail

Tangoe's **Usage Management Solutions** provide visibility and control over the operation of communications assets through usage tracking and policy enforcement.

USAGE
ASSETS
EXPENSE
ENTERPRISE GOVERNANCE
COMMUNICATIONS DATA
ENTERPRISE
MANAGEMENT
BUSINESS INTELLIGENCE

Tangoe's **Asset Management Solutions** provide full asset procurement, provisioning, tracking, maintenance and disposal capabilities for communications assets.

Tangoe's **Expense Management Solutions** provide automated processing and services to manage every aspect of the fixed and mobile communications billing function — from receipt to payment.

Tangoe
CMP Invoice Processing

Tangoe, Inc. 35 Executive Boulevard, Orange, CT 06477 **T** 203.859.9300 www.tangoe.com

Copyright 2010

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                           , 2010 (the 25th day after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Tangoe, Inc.

                    Shares

Common Stock

Deutsche Bank Securities	Thomas Weisel Partners LLC
Lazard Capital Markets	Stifel Nicolaus
Canaccord Adams	Raymond James

Prospectus

                    , 2010

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution

        The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission ("SEC") registration fee and the Financial Industry Regulatory Authority ("FINRA") filing fee.

Amount
SEC registration fee		$5,348
FINRA filing fee		8,000
NASDAQ Global Market listing fee		*
Accountants' fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent's fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*
To be filed by amendment.

Item 14.   Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation that will be effective as of the closing date of this offering provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Tangoe) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of Tangoe, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Tangoe to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of Tangoe, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Tangoe, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

        We have also entered into indemnification agreements with each of our directors. These indemnification agreements may require us, among other things, to indemnify our directors for some expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director in any action or proceeding arising out of his service as one of our directors.

        We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

        In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding our issuances of capital stock and our grants of warrants and options to purchase shares of capital stock within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any such issuances.

        (a)    Issuances of Capital Stock

          (1)   On July 28, 2008, we issued an aggregate of 10,190,218 shares of series F preferred stock at a price of $1.1776 per share, for an aggregate purchase price of $12,000,001, to Investor Growth Capital Limited and Investor Group, L.P.

          (2)   On December 23, 2008, we issued an aggregate of 1,952,673 shares of common stock to InterNoded, Inc. in partial consideration for the acquisition of substantially all of the assets of InterNoded, Inc.

          (3)   On June 1, 2009, we issued an aggregate of 110,000 shares of common stock to a former employee in connection with the settlement of employment-related litigation.

        The securities described in this paragraph (a) of Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

        (b)    Warrant Grants and Exercises

          (1)   On August 24, 2007, we issued an aggregate of 324,000 shares of common stock at a price of $1.1776 per share, for an aggregate purchase price of $81,000, to Albert R. Subbloie, Jr., our founder, president and chief executive officer, pursuant to the exercise of two warrants.

          (2)   On March 12, 2008, we issued a warrant to purchase up to 80,000 shares of common stock at an exercise price of $0.35 per share to Clifton Meyers Enterprises, Inc. in connection with entering into a consulting relationship.

          (3)   On July 28, 2008, we issued a warrant to purchase up to 850,000 shares of series F preferred stock at an exercise price of $1.1776 per share to ORIX Venture Finance LLC in connection with a debt financing.

          (4)   On June 30, 2009, we issued warrants to purchase up to an aggregate of 18,000 shares of common stock at an exercise price of $0.74 per share to three holders of promissory notes in connection with the extension of the maturity dates of such promissory notes.

          (5)   On October 9, 2009, we issued a warrant to IBM in connection with entering into a strategic relationship agreement. The warrant is currently exercisable for up to 3,135,554 shares of common stock at an exercise price of $1.1776 per share and may become exercisable for up to an additional 8,129,215 shares of common stock at the same exercise price per share based on the achievement of specified billing thresholds.

          (6)   On February 26, 2010, we issued 5,928 shares of series 1 preferred stock to Comerica Ventures Incorporated pursuant to the cashless exercise provision of a warrant.

          (7)   On March 28, 2010, we issued 37,444 shares of series B preferred stock to Comerica Ventures Incorporated pursuant to the cashless exercise provision of a warrant.

        The securities described in this paragraph (b) of Item 15 were issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and, in certain cases, in reliance on Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

        (c)    Option Grants and Exercises

        Between March 15, 2007 and April 16, 2010, we granted options to purchase an aggregate of 17,907,369 shares of common stock, with exercise prices ranging from $0.35 to $1.34 per share, to employees, directors and consultants pursuant to our 2005 Stock Incentive Plan. Between March 15, 2007 and April 16, 2010, we issued an aggregate of 4,796,552 shares of common stock upon the exercise of options for aggregate consideration of $1,133,770.

        The securities described in this paragraph (c) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants in reliance upon the exemption from the registration requirements of the Securities Act provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

        All of the securities described in paragraphs (a), (b) and (c) of this Item 15 are deemed restricted securities for purposes of the Securities Act. All of the certificates representing such securities included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.    Exhibits

        The exhibits to this registration statement are listed in the Exhibit Index and are incorporated herein by reference.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Orange, state of Connecticut, on the 16th day of April, 2010.

TANGOE, INC.
By:	/s/ ALBERT R. SUBBLOIE, JR. Albert R. Subbloie, Jr. President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Albert R. Subbloie, Jr. and Gary R. Martino, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 under the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALBERT R. SUBBLOIE, JR. Albert R. Subbloie, Jr.	Director, President and Chief Executive Officer (Principal Executive Officer)	April 16, 2010
/s/ GARY R. MARTINO Gary R. Martino	Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2010
/s/ DAVID M. COIT David M. Coit	Director	April 16, 2010
/s/ GARY P. GOLDING Gary P. Golding	Director	April 16, 2010

Signature	Title	Date

/s/ RONALD W. KAISER Ronald W. Kaiser	Director	April 16, 2010
/s/ JACKIE R. KIMZEY Jackie R. Kimzey	Director	April 16, 2010
/s/ GERALD G. KOKOS Gerald G. Kokos	Director	April 16, 2010
/s/ RICHARD S. PONTIN Richard S. Pontin	Director	April 16, 2010
/s/ NOAH J. WALLEY Noah J. Walley	Director	April 16, 2010

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

2.1		Agreement and Plan of Merger, dated as of March 1, 2007, by and among the Registrant, Traq Wireless, Inc. and Orange Acquisition Corp.

2.2		Asset Purchase Agreement, dated as of July 2, 2008, by and among the Registrant, Information Strategies Group, Inc., BillingIT.com, Brian Leigh and George Germano, as amended

2.3	*	Asset Purchase Agreement, dated as of December 23, 2008, by and among the Registrant, InterNoded, Inc., Julie Palen and the Julie L. Palen Irrevocable Trust dated August 26, 2008

3.1		Amended and Restated Certificate of Incorporation of the Registrant

3.2	*	Form of Certificate of Amendment to Amended and Restated Certificate of Incorporation of the Registrant to be effective immediately prior to effectiveness of this Registration Statement

3.3	*	Form of Restated Certificate of Incorporation of the Registrant to be effective as of the closing date of the offering

3.4		Bylaws of the Registrant

3.5	*	Form of Amended and Restated Bylaws of the Registrant to be effective upon closing of the offering

4.1	*	Specimen certificate evidencing shares of the Registrant's common stock

5.1	*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1		Amended and Restated 1999 Stock Plan, as amended

10.2		Form of Notice of Stock Option Grant and Stock Option Agreement under the Amended and Restated 1999 Stock Plan, as amended

10.3		Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended

10.4		Form of Stock Award Option Agreement under the Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended

10.5		Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended

10.6		Form of Stock Option Award Agreement under the Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended

10.7	*	2005 Stock Incentive Plan, as amended

10.8		Form of Stock Option Award Agreement under the 2005 Stock Incentive Plan, as amended

10.9	*	2010 Stock Incentive Plan

10.10	*	Form of Incentive Stock Option Agreement under the 2010 Stock Incentive Plan

10.11	*	Form of Nonstatutory Stock Option Agreement under the 2010 Stock Incentive Plan

Exhibit Number		Description
10.12	*	Eighth Amended and Restated Investor Rights Agreement, dated as of July 28, 2008, by and among the Registrant and the parties named therein, as amended

10.13		Warrant to Purchase Stock, issued March 30, 2004 to Comerica Bank

10.14		Warrant to Purchase Stock, issued March 28, 2005 to Comerica Bank

10.15		Warrant to Purchase Shares of Preferred Stock of Traq Wireless, Inc., issued July 28, 2005 to Venture Lending & Leasing IV, LLC (assumed by the Registrant)

10.16		Warrant to Purchase Stock, issued November 17, 2005 to The Bank of Southern Connecticut

10.17		Warrant to Purchase Stock, issued November 17, 2005 to Albert R. Subbloie, Jr.

10.18		Form of Warrant to Purchase Stock, issued May 23, 2006 to Bard Profit Sharing Plan, Thomas Beaumonte, Rae Ko Fairfield, Walter Fiederowicz, Christopher T. Fraser, Leonard J. Goldberg, Gary Martino, Denise S. Nesi, Scott D. Porter and PowerBridge, LLC

10.19		Warrant to Purchase Shares of Preferred Stock of Traq Wireless, Inc., issued June 7, 2006 to Venture Lending & Leasing IV, LLC (assumed by the Registrant)

10.20		Warrant to Purchase Stock, issued March 9, 2007 to ORIX Venture Finance LLC

10.21		Warrant to Purchase Stock, issued March 12, 2008 to Clifton Myers Enterprises, Inc. (assigned to Daniel Riscalla)

10.22		Warrant to Purchase Stock, issued July 28, 2008 to ORIX Venture Finance LLC

10.23		Form of Warrant to Purchase Stock, issued June 30, 2009 to Walter Fiederowicz, Christopher T. Fraser and Denise Nesi

10.24	+	Stock Purchase Warrant, issued October 9, 2009 to International Business Machines Corporation

10.25		Lease of Improved Property, dated May 15, 2005, by and between the Registrant and Baker Properties Limited Partnership

10.26		Lease Agreement, dated January 12, 2009, by and between the Registrant and Met 10A-98, Ltd., as amended

10.27		Lease, dated July 14, 2004, by and between Information Strategies Group, Inc. and PW/MW OP SUB I, LLC, predecessors in interest to the Registrant and 20 Waterview SPE LLC, respectively, as amended

10.28		Lease, dated September 21, 2009, by and between the Registrant and 205-215 Lexington Avenue Associates, LLC

10.29		Assignment and Assumption of Lease Agreement, dated as of December 23, 2008, by and among the Registrant, InterNoded, Inc. and 1440 Main Street LLC

10.30		Agreement of Lease, dated October 17, 2008, by and between the Registrant and 70 Hudson Street Realty L.L.C.

10.31		Loan and Security Agreement, dated March 9, 2007, by and between the Registrant, Traq Wireless, Inc. and ORIX Venture Finance LLC, as amended

Exhibit Number		Description
10.32		Form of Indemnification Agreement between the Registrant and each of David M. Coit, Gary P. Golding, Jackie R. Kimzey, Gerald G. Kokos and Noah J. Walley

10.33		Form of Indemnification Agreement between the Registrant and each of Ronald W. Kaiser, Richard S. Pontin and Albert R. Subbloie, Jr.

21.1	*	Subsidiaries of the Registrant

23.1		Consent of BDO Seidman, LLP

23.2		Consent of BDO Seidman, LLP

23.3	*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

23.4		Consent of Shasta Partners, LLC

24.1		Powers of Attorney (included on signature page)

*
To be filed by amendment.

+
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.